
exelon℠


Powering a Cleaner and Brighter Future
for Our Customers and Communities

Notice of the Annual Meeting and 2023 Proxy Statement

Table of **Contents**

Vote Recommendations ✓ FOR ✗ AGAINST

Cautionary Statements Regarding Forward-Looking Information

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon Corporation include those factors discussed herein, as well as (1) the Registrants' 2022 Annual Report on Form 10-K filed with the SEC on February 14, 2023 in (a) Part I, ITEM 1A. Risk Factors; (b) Part I, ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, and (c) Part I, ITEM 8. Financial Statements: Note 18, Commitments and Contingencies; and (2) other factors discussed in filings with the SEC by the Registrants.

Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this proxy statement.

Non-GAAP financial measures discussed in this Proxy Statement are identified by the phrase "non-GAAP" and/or an asterisk (*). Reconciliations of these non-GAAP measures to the most comparable GAAP measures are provided in Appendix A.



Notice of the Annual Meeting of Shareholders and **2023 Proxy Statement**

March 15, 2023

To the shareholders of Exelon Corporation:

Our annual meeting of shareholders will be held on Tuesday, April 25, 2023, at 9:00 a.m. ET. Shareholders may attend the virtual Annual Meeting by logging on to: **www.virtualshareholdermeeting.com/EXC2023**. Shareholders may begin logging in to the meeting at 8:45 a.m. ET and will need the 16-digit control number found on your proxy card or voting instruction form to attend the virtual meeting.

Logistics



DATE & TIME

Tuesday, April 25, 2023
9:00 a.m. ET

Shareholders may begin logging in to the meeting at 8:45 a.m. ET.



ATTEND THE ANNUAL MEETING

Shareholders may attend the virtual Annual Meeting by logging on to: **www.virtualshareholdermeeting.com/EXC2023**.

Shareholders will conduct any other business properly presented before the meeting. The Board of Directors knows of no other matters to be presented for action at the annual meeting. If any matter is presented from the floor of the annual meeting, the individuals serving as proxies will vote such matters in the best interest of all shareholders. Your signed proxy card gives this authority to the designated proxy holders: Gayle Littleton and Carter Culver.



RECORD DATE

Shareholders as of 5:00 p.m. ET on **March 1, 2023** are entitled to receive notice of and vote at the annual meeting.

EVERY VOTE IS IMPORTANT.

Please act as soon as possible to vote your shares, even if you plan to participate in the annual meeting online. If you are a beneficial shareholder, your broker will not be able to vote your shares with respect to the election of directors and most of the other matters presented during the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote and greatly appreciate your prompt response.

Items of Business

	Item	Recommendation
1	Election of Directors	FOR each Director Nominee
2	Ratify appointment of PricewaterhouseCoopers LLP as independent auditor for 2023	FOR
3	Advisory vote on Executive Compensation	FOR
4	Advisory vote on frequency of advisory vote on Executive Compensation	FOR the option of ONE year

Virtual Meeting

Our Annual Meeting is taking place in a virtual-only format which allows us to connect with more shareholders and answer more questions while providing our shareholders with all of the same rights including the opportunities to vote and ask questions that they would have had at an in-person meeting. For more information, please see the FAQ.

- Shareholders may submit questions in advance of the meeting at **www.proxyvote.com**.
- Shareholders may also submit questions live during the meeting at **www.virtualshareholdermeeting.com/EXC2023**

If you cannot attend the meeting, a replay of our 2023 annual meeting webcast will be available at the Investor Relations section of our website for one year following the date of the meeting. A list of answers to appropriate questions submitted by shareholders before and during the annual meeting will also be available.

Advance Voting



ONLINE

Vote online at **www.proxyvote.com** 24 hours a day



BY PHONE

Call toll-free 1-800-690-6903



BY MAIL

If you have received a printed version of these proxy materials, mark, date, sign and mail your proxy card in the postage-paid envelope provided

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 25, 2023: The Notice of 2023 Annual Meeting, Proxy Statement, and 2022 Annual Report on Form 10-K are available at **www.proxyvote.com**.

On or about March 15, 2023, we will mail to our shareholders a Notice Regarding the Availability of Proxy Materials, which will indicate how to access our proxy materials on the Internet. By furnishing the Notice Regarding the Availability of Proxy Materials we are lowering the costs and reducing the environmental impact of our annual meeting.



Letter from the **Board of Directors** to Our Shareholders

March 15, 2023

Dear Fellow Shareholders,

This is an exciting time at Exelon as we focus on our strategic vision to lead the energy transformation. 2022 was a monumental year for the company, and as a Board, we are proud of the way the entire Exelon team rose to the challenge of the separation and established a strong, focused, and successful transmission and distribution energy delivery company.

CREATING VALUE

There's no doubt the separation from Constellation has created value for our shareholders, and since the separation, management has continued to execute on the strategic plans and achieve the targets presented pre-separation at the Analyst Day held in January 2022. As the country's largest energy utility by customer count, Exelon continues to leverage the power of our platform and maintain operational excellence to serve our customers and our communities. As a Board, we believe the combination of operational expertise with financial execution ensures we create value for shareholders. Equally important, we continue to live our core value of supporting our communities' environmental and social equity needs.

SUCCESSFUL LEADERSHIP TRANSITION

At the end of the year, we bid farewell to president and CEO Chris Crane. We thank him for his vision, which led to where we are today and set the new Exelon up for success.

In Calvin Butler, the Board has selected a president and CEO who has been instrumental in Exelon's growth and transformation, reflecting his 14 years on our senior leadership team. We know his experience and leadership will be a guiding force in driving the execution of Exelon's commitments to ensure that customers, equity, and support for the communities remain at the center of our strategy.

In addition, Jeanne Jones became Exelon's Chief Financial Officer in October of last year. She has a depth of financial experience across Exelon's businesses both at corporate and the operating companies.

We have great confidence in Calvin and Jeanne and are pleased with their smooth transitions into their new roles.

NEW BUSINESS STRATEGY

Our business faces a complex and accelerating mandate from customers and stakeholders to help lead the clean energy transformation. Our job is to oversee management's efforts to effectively confront climate change, implement rapidly changing technology, shape and align with energy policies and meet heightened expectations for economic and social equity.

We believe the Company's evolved business strategy, along with the quality of its diverse leadership team and deep bench strength, positions it well in the face of these challenges by:

- Delivering customer value through energy delivery, energy efficiency and beneficial electrification programs, technologies, rebates, and incentives that help manage and optimize energy use;
- Strengthening the Company's infrastructure to meet heightened resilience and reliability challenges from climate change, new technology, changing fuel supply, cyber security threats and aging infrastructure;
- Modernizing energy delivery systems to accommodate more electrification and distributed energy resources, including gas delivery systems to reduce emissions and accept clean fuels; and
- Investing in communities to support equity, affordability, and environmental and sustainability goals.

Foundational to this strategy is Exelon's own Path to Clean goal – which commits to reducing operations-driven emissions by half by 2030 and achieving net-zero emissions from operations by 2050, while working with our communities to achieve their clean energy and emissions-reduction goals.

INVESTING IN OUR CUSTOMERS

Achieving the clean energy, emissions-reduction and other goals set by the jurisdictions where Exelon operates requires significant investment, and the Board has approved management's proposal to invest $31 billion of capital over the next four years. In 2022, the Board oversaw the stewardship of $7.2 billion in capital investments for the benefit of customers – more than ever before. These investments must be made in a way that maintains or improves reliability to ensure a stronger, cleaner, more resilient grid, while balancing the need to maintain affordability for customers. The average Exelon electric bill remains below the national average, and electric rates in the cities we serve are 23% below those of the largest U.S. cities.

We are particularly proud of management's efforts, in 2022 alone, to connect more than 470,000 eligible customers to $589.2 million in available energy assistance.

LEADING WITH OUR VALUES

The Board continues to support management's efforts to promote equity and economic opportunity in our diverse communities.

The Racial Equity Capital Fund (RECF), formed last year, provides capital to minority-owned businesses over the next three years, with each of Exelon's six utilities and the Exelon Foundation contributing to the $36 million fund. BGE recently announced the first funding from the RECF – a $1 million investment in Sweeten, a Black- and woman-owned software company known for bringing trust, transparency, and data-driven decision-making to the construction industry.

The Company also spent more than $2.8 billion with diverse suppliers in 2022.

NEW ESG ENHANCEMENT TO COMPENSATION PLAN DESIGN

The Compensation Committee recently oversaw the enhancement of the design of the annual incentive plan to add an ESG modifier, which is tied to the holistic evaluation of quantitative and qualitative achievement of 2030 Path to Clean goals and various DEI measures.

BOARD CHANGES

We are sincerely grateful to Ann Berzin, Paul Joskow and Carlos Gutierrez for their dedicated expertise and the wise counsel each contributed during their respective terms in service on our Board.

We are proud to submit new Board nominees Charisse Lillie and Matthew Rogers to you for approval of their elections to our Board at the upcoming April 25, 2023, Annual Shareholders Meeting.

Thank you for your continued support of Exelon. We are confident in the future of our company and its ability to lead the energy transformation.

Anthony Anderson **Ann Berzin** **W. Paul Bowers** **Calvin G. Butler, Jr.** **Marjorie Rodgers Cheshire**

Carlos Gutierrez **Linda Jojo** **Paul Joskow** **John Young**



About **Exelon**

On February 1, 2022, Exelon completed the separation of its six regulated electric and gas utilities, from its competitive power generation and energy supply businesses, resulting in two publicly traded companies. The separation provided each company the financial and strategic independence to focus on its specific customer needs, while executing its core business strategy.

Delivering Sustainable Value as the Premier Transmission & Delivery Utility

Exelon's fully regulated transmission and distribution (T&D) utilities are positioned to deliver smart, clean, reliable, affordable, and resilient energy to our customers while continuing to foster economic opportunity and equity in the diverse communities we serve. At Exelon, we are committed to innovation, best-in-class performance and thought leadership to help drive progress for our customers and communities.



Financial Discipline

- **Shareholder Return:** Expect ~60% dividend payout ratio resulting in dividend growing in line with 6-8% operating EPS CAGR through 2026
- **Organic Growth:** Reinvestment of free cash to fund utility capital programs with only $425M of equity in the plan
- **Strong Balance Sheet:** Maintain balance sheet through balanced funding strategy to support investment grade credit ratings



Operational Excellence

- **Safely Powering Reliability and Resilience:** Track record of top quartile reliability performance
- **Delivering a World-Class Customer Experience**: Helping customers take control of energy usage while delivering top quartile customer satisfaction results
- **Constructive Regulatory Environments:** ~100% of rate base growth covered by alternative recovery mechanisms and ~73% decoupled from volumetric risk



Leading ESG Profile

- **No Owned Generation Supply:** Pure-play T&D utility
- **Advancing Clean and Affordable Energy Choices:** Building a smarter, stronger, and cleaner energy grid with options that meet customer needs while prioritizing affordability and equity
- **Supporting Communities:** Powering the economic health of the diverse communities we serve, while advancing social equity

The Exelon Family of Companies


atlantic city electric
AN EXELON COMPANY

Electricity in southern NJ



bge℠ AN EXELON COMPANY

Electricity & natural gas in MD

comed℠ AN EXELON COMPANY

Electricity in northern IL



delmarva power℠ AN EXELON COMPANY

Electricity & natural gas in DE and electricity in MD



peco℠ AN EXELON COMPANY

Electricity & natural gas in eastern PA


pepco
AN EXELON COMPANY

Electricity in D.C. and MD

6 T&D-only utilities
Operate across seven regulatory jurisdictions

4 major metro areas served
Chicago, Philadelphia, Baltimore, and D.C.

$19 billion
operating revenue in 2022

$31 billion
Projected capital investment through 2026

19,063
Employees across our operating companies[1]

10.6 million
Electric and gas customers served by our 6 utilities[2]

(1) As of 12/31/22.

(2) Customer count reflects the sum of Exelon's total gas and electric customer base as of 12/31/22; Exelon consolidated customer count may not sum due to rounding

Our Director Nominees



Calvin G. Butler, Jr.
PRESIDENT & CEO, EXELON



Anthony Anderson
INDEPENDENT
Former Vice Chair and Midwest Area Managing Partner of Ernst & Young

Directors' Race/Ethnicity
50% Diverse

Directors' Tenure
4.4 years Average Tenure[1]



John Young
INDEPENDENT - BOARD CHAIR
Former President and CEO of Energy Future Holdings Corp.



W. Paul Bowers
INDEPENDENT
Former Chairman and CEO of Georgia Power Company

Directors' Gender
38% Female

Directors' Age
61.6 years Average Age



Matthew Rogers
INDEPENDENT
Operating Partner, Ajax Strategies, LLC

Marjorie Rodgers Cheshire
INDEPENDENT
Principal, A&R Development Corp.

Independence
88% Independent

[1] Average tenure for incumbent directors standing for re-election.



Charisse Lillie
INDEPENDENT
CEO, CRL Consulting, LLC



Linda Jojo
INDEPENDENT
Executive Vice President, Chief Customer Officer of United Airlines Holdings, Inc.

Name	Age	Tenure (years)	Gender	Race or Ethnicity	Independent	Board Committees: Audit & Risk	Board Committees: Compensation	Board Committees: Corporate Governance
Anderson	67	10.1	Male	Black	●		●	CHAIR
Bowers[1]	66	1.6	Male	White	●	CHAIR		●
Butler	53	0.2	Male	Black				
Cheshire[2]	54	2.6	Female	Black	●	●	●	
Jojo	57	7.5	Female	White	●	●	CHAIR	
Lillie	70	—	Female	Black	●			
Rogers	60	—	Male	White	●			
Young	66	4.7	Male	White	●			●

(1) Ms. Berzin, the current Chair of the Audit and Risk Committee, is not standing for re-election. If re-elected, Mr. Bowers will assume the role of Chair of the Audit and Risk Committee effective April 25, 2023.

(2) If re-elected, Ms. Cheshire will assume the role of Chair of the Compensation Committee effective April 25, 2023.

ESG Highlights: Leading the Way to a Sustainable Future

The following highlights some of the key environmental, social and governance (ESG) issues that are core to Exelon's strategy and culture. As our Company evolves, our focus on these critical issues remains unwavering.



Environment

Preparing for the Future of Energy Delivery

ENERGY SYSTEM RESILIENCE

Resilient systems support energy delivery through modernized and well-maintained T&D systems and investments in new customer-facing technologies that enable adaptability and flexibility.

INVESTMENTS IN INFRASTRUCTURE

Continued investments in the electric grid – including preparing for increasing levels of electrification and distributed energy resources – and gas infrastructure enables reliable and more efficient transmission and distribution of electricity and gas to our customers.

INNOVATIVE SOLUTIONS

In support of our Net-Zero goal as well as our communities' clean energy goals, Exelon is working to advance new and emerging technologies that will be needed to achieve deep decarbonization ambitions, from low carbon fuels to grid flexibility.

Addressing Climate Change

CLIMATE CHANGE: RISKS AND OPPORTUNITIES

Climate change exacerbates many system challenges, such as storm restoration, and presents risks to energy system resilience. However, efforts to mitigate climate change also present business opportunities such as integration of lower carbon energy sources and distributed resources. Through scenario planning, Exelon has developed and will continue to develop plans to manage risks and pursue opportunities to benefit customers.

GHG EMISSIONS

GHG emissions drive climate change impacts and must be reduced to mitigate those impacts. Through its Path to Clean goal, Exelon will work both to reduce operations-driven emissions by 50% from a 2015 baseline by 2030 and to achieve net-zero with regard to those emissions by 2050.

BENEFICIAL ELECTRIFICATION

Beneficial electrification combined with a decarbonized electric grid is foundational to meeting decarbonization goals, and also presents growth opportunities in transportation, industrial, residential, and commercial building sectors aligned with our strategic objectives.

Environmental Responsibility

WATER MANAGEMENT

Climate change and increasing demands for shared water resources require Exelon to conserve and protect water quality through proactive stormwater management, mitigation of potential environmental impacts, and restoration or enhancement of natural habitats and biodiversity to contribute to healthy watersheds.

HABITAT AND BIODIVERSITY

Exelon's utility service areas cover 25,600 square miles of territory that includes important habitats. Exelon is committed to environmental stewardship and works to protect the biodiversity in these service areas through a variety of Wildlife Habitat Council and National Wildlife Federation certified projects.

Commitment to Sustainability

Sustainability continues to be a fundamental element of our business strategy. Exelon is an advocate for meaningful climate policies in all of our jurisdictions, and Exelon's utilities are effectively promoting energy efficiency programs and integration of customer renewables into our distribution systems. With the separation of Constellation Energy in February 2022, Exelon is now a pure-play T&D utility company that does not own power generation. This allows Exelon to focus on customer and community interest in clean, reliable, and affordable energy delivery systems. As the nation's largest T&D company by number of customers served, we have the size and scale to help lead the energy transformation and power the economic health and well-being of the large and diverse metropolitan areas we serve, while advocating for energy equity.

Exelon's culture of embracing and empowering innovation and new technologies enables us to help shape new solutions and deliver sustainable value while building the integrated energy system of the future. We bring together passionate employees and external experts to develop innovative solutions to address our biggest business challenges. New technologies and business approaches help drive operational excellence and improve services for our customers.

For more information about our business strategy and sustainability practices, please refer to the Exelon Corporation Sustainability Report posted on our website at: **www.exeloncorp.com/sustainability.**



NET-ZERO: PATH TO CLEAN

In 2021, we announced our goal to reduce our operations-driven emissions 50% by 2030 and ultimately to net-zero by 2050 as part of our continuing efforts to address the climate crisis.

Our goal focuses first on how we can lead by example by continuing to reduce our own greenhouse (GHG) emissions from our own operations, and also reinforces our commitment to support our customers and communities in achieving their decarbonization ambitions through access to clean and affordable energy solutions. This goal builds on our longstanding commitment to tackle climate change and power a healthy, sustainable future for our customers and communities.

Exelon has line of sight to achieving ~80% of the targeted reductions leveraging existing tools and resources and is proactively working to help ensure the industry is developing solutions to address the remaining 20%.

Operations-Driven Goals

(Scope 1 & 2 Emissions)

To make progress toward our 2050 goal of net-zero emissions from operations, we are taking actions in the following areas:

- Electrifying 30% of our light and heavy-duty vehicle fleet by 2025 and 50% by 2030
- Focusing technology and infrastructure investments on increasing energy efficiency and utilizing clean electricity for buildings we own
- Investing in equipment and processes to reduce SF6 leakage from our systems
- Modernizing natural gas infrastructure to increase safety and reliability and to minimize methane leaks

Supporting Clean Energy Goals in our Communities

(Customer-driven Scope 2 and Scope 3 Emissions)

Beyond our own operations, we will continue to advocate for sound climate policies and technology solutions that reduce emissions while maintaining affordability, help our communities thrive and ensure that the economic and environmental benefits of clean energy are shared equitably. Our actions will focus on empowering our customers and supporting our communities with:

- Leak detection technologies to increase safety and reduce natural gas emissions
- Transportation electrification, efficiency, and conservation programs
- Leveraging alternative fuels to reduce natural gas lifecycle emissions
- Partnering with communities to develop and implement clean infrastructure solutions that are accessible to all customers
- Investing in and supporting small businesses that are tackling climate problems in our communities
- Building connected communities that harness digital solutions to integrate clean technologies

What is Scope 1, Scope 2, and Scope 3?

Scope 1, 2 and 3 is a way of categorizing the different kinds of GHG emissions a company creates in its own operations and in its wider value chain.



Scope 1: Direct emissions from company-owned and controlled sources - e.g., company facilities and vehicles, fugitive emissions.



Scope 2: Indirect emissions from the consumption of purchased electricity.

Exelon divides these into operations-driven Scope 2, associated with our occupied building use, and customer-driven Scope 2, associated with T&D system use and losses.



Scope 3: Indirect emissions that occur in the company's value chain - i.e., emissions associated with the production, generation, and end-use of the energy our customers consume.

Exelon groups customer-driven Scope 2 T&D use with Scope 3 customer emissions for the purposes of GHG emissions management efforts.

Voluntary Sustainability Reporting and Stakeholder Engagement

In addition to our annual Corporate Sustainability Report, we publish a number of other voluntary reports and respond to voluntary surveys each year. Environmental and sustainability issues are regularly discussed during investor engagement meetings, at Exelon Board and Committee meetings, and at the utility board meetings. Throughout the year, we actively seek feedback from our shareholders and other stakeholders about the types of reporting that are most useful so that we can continue to evolve and improve our reports. Since 2008, Exelon has engaged with Ceres – a leading coalition of investors, environmental groups, and public interest organizations – to help Exelon advance our sustainability performance, inform our response to issues including climate change, water use, and environmental justice, and provide feedback on our sustainability reporting.

In its voluntary sustainability reporting, Exelon uses or maps to the following: the Global Reporting Initiative (GRI) Standards and the Electric Utilities Sector Supplement; the Task Force on Climate-related Financial Disclosures (TCFD) core elements; and the Sustainability Accounting Standards Board (SASB) Electric Utilities & Power Generators Standard.

Please see Exelon's ESG resources page for additional information: **https://investors.exeloncorp.com/esg**.

Board Oversight of Sustainability and Climate Change

The Corporate Governance Committee of the Exelon Board of Directors is tasked with overseeing sustainability and climate change strategies and efforts to protect and improve the environment. In addition to regular engagement with management, the Committee reviews and provides input on an annual report from management on issues such as climate change scenario planning, our GHG emission reduction goals, strategies for a decarbonized economy, and investor interest in sustainability practices and reporting. While the Corporate Governance Committee has primary oversight, the interdisciplinary nature of these issues leads every standing committee of the Board to consider the Company's efforts in managing these topics.

Because sustainability is a core part of our business strategy, environmental, climate-related, and other sustainability topics are inherently part of the full Board's discussions on many topics, including long-term planning, financial risks, policy issues, and other transformational changes occurring in the energy industry.



Social

Partnering with Our Communities

COMMUNITY EMPOWERMENT AND WORKFORCE DEVELOPMENT

Our success is inextricably linked with the success of the communities that we serve. Exelon supports local communities through jobs, taxes paid, corporate philanthropy, community engagement, investments, and stakeholder partnerships that grow opportunities for people and regional economies.

ENVIRONMENTAL JUSTICE

Exelon considers community needs, including environmental justice, in its business decisions to enable customers, business partners and members of the community to fully and equitably participate in, and benefit from, social, environmental and economic progress.

PUBLIC HEALTH AND SAFETY

Exelon is focused on protecting the public health and safety of those in the communities we serve in the course of our daily operations and in the case of an emergency event.

Creating Value for Our Customers

ENERGY AFFORDABILITY

Through updated regulatory frameworks and investment prioritization to support the grid of the future, Exelon strives to provide our customers with the benefits of lower carbon energy solutions and smart grid technologies while maintaining energy affordability.

INNOVATIVE PRODUCTS AND SERVICES

By delivering equitable access to innovative products and services, we give customers more choices and control over their energy usage.

SERVICES TO CUSTOMERS

Providing reliable and resilient service, achieving high customer satisfaction and empowering customers to buy, manage and use energy efficiently and cost-effectively are critical to providing value to our customers.

Investing in Our Workplace

DIVERSITY, EQUITY, AND INCLUSION (DEI)

A diverse, equitable, and inclusive workplace helps ensure that our employees and supply chain reflect the varied perspectives of our customers and communities, allowing Exelon to succeed by drawing upon a broad range of ideas and resources.

COMMUNITY ENGAGEMENT

Our employees are our greatest asset. Employees who are invested in their communities help us succeed in understanding and meeting customer expectations and continuing to innovate into the next-generation energy company.

HEALTH, SAFETY, AND WELLNESS

We continually strive to minimize health and safety hazard exposure to employees as they work and we also support employee wellness (mental and physical) through various programs.

TALENT ATTRACTION, DEVELOPMENT AND RETENTION

Exelon must continue to seek skilled applicants and develop and retain employees in craft, business, and STEM areas. This will enable Exelon to maintain the cutting-edge workforce we need to best serve our customers as the energy company of the future.

Diversity, Equity, and Inclusion

At Exelon, we know that engaging and supporting a diverse workforce at all levels of the organization is key to fostering innovation, growing an inclusive and cooperative culture, and delivering strong performance. We have long been committed to cultivating diversity, equity and inclusion across our Company and building a strong culture of mutual respect. As a diverse company, we are better able to serve the diverse communities where we live and work. The challenges brought on by ongoing racial and social injustices led us to take a deeper look at opportunities to improve and expand our commitment to diversity, equity, and inclusion.

Our DEI strategy is centered around three primary values:

1. Providing a workplace that ensures mutual respect and where each individual has the opportunity to grow and contribute at their greatest potential.	**2.** Attracting, retaining, and developing employees who will best serve and represent our customers, partners, and communities.	**3.** Integrating diversity, equity, and inclusion as a business imperative and a core value.

Examples of our DEI-focused culture include:

Pay Equity: To support the company's pay equity goals, Exelon conducts analysis on gender and racial pay equity.

Racial Equity Task Force: In 2020, Exelon established a companywide Racial Equity Task Force that has been working to drive progress in five key areas: Culture, Customers, Community, Workforce Development, and Policy Reform. In 2022, we added a sixth key area of Environmental Justice.

Equal by 30: Exelon is an ambassador for Clean Energy Education & Empowerment International's *Equal by 30* campaign to work toward equal pay, equal leadership, and equal opportunities for women in the clean energy sector by 2030.

Religious Accommodations: Company policy provides for reasonable accommodation of employees' religious practices including time and space for prayer and accommodations for religious dress/attire and dietary restrictions. Additionally, employees receive 4 floating holidays per year.

DEI Performance Goals: Beginning in 2021, all management employees were required to have a DEI performance goal that factors into their performance evaluation.

Gender Parity: Exelon has a particular focus on creating an environment that attracts and retains women by enabling them to stay in the workforce, grow with the company, and move up the ranks.

Racial Equity Capital Fund (RECF): In 2022, Exelon launched the RECF, in partnership with the Exelon Foundation, to expand access to capital to minority businesses so they can create more jobs, grow their companies, and reinvest in their neighborhoods and communities.

Employee Resource Groups: Exelon supports 10 ERGs that are open to all employees to share experiences and connect with colleagues. Over 10,000 employees participate in at least one ERG, and there are over 40 chapters spread across the company.

DEI Resources and Webinars: Regular communication from senior leadership reinforces our values and expectations and highlights engagement opportunities and educational resources.

Diverse Suppliers: Exelon publishes an annual report detailing our spending with diverse suppliers – nearly $3 billion in 2022.

Please see Exelon's ESG resources page for additional information: **https://investors.exeloncorp.com/esg**.

Board Oversight of DEI Culture

The Exelon Board of Directors is focused on building and maintaining a corporate culture that values and prioritizes diversity, equity, and inclusion, including with respect to Board composition. As the Board is routinely in the process of refreshing its composition, diversity is, and has been, a key consideration in evaluating potential candidates as discussed further on page 31. Beyond diversity in the boardroom, the Board regularly engages with management on issues related to DEI and corporate culture including Exelon's diversity strategies, goals, and progress toward such goals, spending with diverse suppliers, and related matters.

The Board also appreciates that transparency helps to support continuous improvement. For the last several years, Exelon has published a DEI Report as well as a Diverse Business Empowerment Annual Report detailing our spending with diverse-certified suppliers. In 2021, Exelon began publishing its EEO-1 Report on its website, an ESG Report (in addition to our annual Corporate Sustainability Report) and expanded disclosures about Board diversity.

Our Workforce

We believe our employees are Exelon's greatest asset. Our practices, policies and business strategy are designed to attract and retain a diverse, talented, and engaged workforce.

Talent Management

Engaged Workforce

An Employee Engagement Survey is typically conducted every other year to help identify organizational strengths and areas of opportunity. Results are shared with senior management and the Board. All members of management are strongly encouraged to engage with employees where there are opportunities for improvement. As of the most recent survey conducted in 2022, to which 85% of our employees responded, our "Supervisory Effectiveness" and "DEI" scores measured above our external benchmarks and "Social and Environmental Responsibility" and "Ethics" also received strong ratings.

Career Development

Exelon is committed to helping current employees grow their skills and careers to develop a diverse talent pipeline for future jobs through training opportunities, mentoring programs, continuous feedback and development discussions, and evaluations. All employees have annual goal setting and development conversations with their managers. We understand that continued education leads to a more engaged, skilled, and productive workforce, and we support our employees in their educational endeavors. Exelon offers a variety of live and on-demand professional development workshops and classes as well as tuition reimbursement up to $10,000 annually or $15,000 annually for graduate classes.

Qualifications

Beginning in 2023, we updated the minimum qualifications for exempt roles below the executive level at Exelon by recognizing years of experience in lieu of a degree where applicable. While maintaining our focus on safety and operational excellence, the changes were implemented to recognize relevant career related experience, expand opportunities for promotion and lateral movement for all employees, and enable larger candidate pools for hiring managers. These adjustments provide more opportunities for movement and career growth throughout the company for current employees and help us to continue to attract the best and brightest external talent.

Well-Being and Benefits

At Exelon, people are encouraged to thrive outside the workplace as well. To provide for our employees, Exelon offers a full suite of wellness benefits targeted at supporting work-life balance and physical, mental, and financial health.

BENEFIT HIGHLIGHTS:

- Up to 16 weeks maternity/bonding care for eligible mothers
- Up to 8 weeks of bonding care for other new parents
- Up to 2 weeks paid leave to care for a critically ill family member
- Counseling and other wellness services
- Paid time off for volunteer work
- 401k matching contributions
- Hybrid workplace options
- Back-up childcare, tutoring, and sitter services

NEW BENEFITS ADDED IN 2022:

- Bereavement leave (three days of paid leave) expanded to explicitly include pregnancy loss. Benefit is available to a previously pregnant individual as well as the spouse or partner of a previously pregnant individual.[1]
- Employees and their dependents covered under Exelon's medical plan seeking a covered procedure/service that is not available within 100 miles of their home can be reimbursed for lodging and transportation, based on IRS allowable reimbursements, up to a lifetime maximum of $10,000, tax free.

[(1)] Applicable to all non-represented employees and to represented employees in accordance with their collective bargaining agreements.

TOTAL EMPLOYEES

19,063

DIVERSE HIRING IN 2022

62.8%
of new hires were women and/or people of color

EXELON'S EXECUTIVE COMMITTEE

64.3%
are women and/or people of color

2022 TURNOVER RATE

8.3%
of which approximately half were planned retirements

(Excludes departures in connection with separation transaction in February 2022)

EXELON'S WORKFORCE DIVERSITY BY THE NUMBERS[(1)]

Women	
Overall	27.8%
Management	31.7%
People of Color	
Overall	39.4%
Management	35.8%
Aged < 30	10.6%
Aged 30 - 50	55.3%
Aged > 50	34.0%
Veterans	5.6%
Disabled	2.6%

[(1)] All statistics are as of 12/31/22. Information about gender, race or ethnicity, veteran-status, and disability is self-identified by employees. For more information, please see the Company's EEO-1 Reports posted on exeloncorp.com. "Management" defined as executive and senior level officials and managers and employees who have direct reports and/or supervisory responsibilities.

Community Engagement

Volunteering and Charitable Contributions

Exelon has a long history of volunteerism to help improve the quality of life for people in the communities where we live, work, and serve. We provide opportunities for company-sponsored volunteerism and matching financial support. In 2022, the Exelon Foundation, Exelon's family of companies, and our employees donated approximately $68 million to non-profit organizations and provided over 126,500 hours of volunteering.

Additionally, the Exelon Foundation matched employee donations to eligible non-profit organizations, dollar for dollar, up to $5,000. (Beginning in 2023, the limit was increased to $10,000 per calendar year.) All full-time and part-time employees of the Exelon family of companies are eligible to participate.

Workforce Development

Creating a reliable workforce pipeline is crucial to ensuring the success of the industry and meeting the needs of society for dependable power. As we promote STEM education for future leaders, it is our responsibility to also support underrepresented populations and build a diverse workforce. Exelon is committed to exposing young people within our communities to career opportunities in the energy industry. Through internships, university and veteran recruiting, STEM academies, and partnerships with organizations such as the Society of Women Engineers, Society of Asian Scientists and Engineers, Society of Hispanic Professional Engineers, and the National Society of Black Engineers, we are committed to providing professional development and opportunities for the next generation of our workforce.

Exelon's Workforce Development approach is also focused on addressing economic inequities in the communities we serve. We recognize that systemic racism and bias have disproportionately impacted some communities. In 2022, Exelon invested over $14 million to support more than 80 different workforce development programs across Exelon and our six utilities. These programs seek to bring economic equity, empowerment, and employment opportunity to underserved and under-resourced communities. Additionally, as part of Exelon's ongoing efforts to promote workforce development and empower young women, the Exelon Foundation, in partnership with The National Energy Education Development Project, created free year-round STEM programming to engage high school girls from under-resourced communities in our key markets: the metro areas of Chicago, Philadelphia, Baltimore and D.C.

Our workforce development strategy is centered on four areas:

STEM Education and Vocational Awareness	Eliminating or Reducing Barriers	Partnering to Create Opportunities	Thought Leadership
Spark students' interest in and knowledge of STEM and careers in the energy industry.	Reduce or remove employment barriers faced by youth and work-ready adults in underserved and under-resourced communities.	Partnerships with employers, nonprofits, and community groups to expand training and job opportunities for youth and work-ready adults.	Drive positive community impact, develop, and leverage best practices, and broadly share our successes.



Governance

Compliance & Ethics

STRONG, EFFECTIVE INTERNAL CONTROLS

Exelon is committed to maintaining a robust, comprehensive compliance and ethics program and recognizes that a successful program must constantly evolve in the face of changing risks.

SUSTAINABLE SUPPLY CHAIN

We work with our suppliers and industry peers to build a sustainable supply chain that delivers quality products and services for Exelon, supports local and diverse businesses in the communities where we operate, drives efficiency through the supply chain, ensures supply chain continuity, and upholds human rights.

Risk Management and Corporate Governance

RISK MANAGEMENT

An ethical culture with strong corporate governance and risk management processes is critical to maximizing Exelon's operational results, minimizing risks, and ensuring compliance with applicable laws and regulations.

CYBERSECURITY

Our business serves millions of customers, including governmental customers, making us part of the nation's critical infrastructure. We frequently assess our cybersecurity capabilities and embrace continuous improvement to protect assets critical to grid reliability and national security, as well as customer information.

Meeting Stakeholder Expectations

PROACTIVE ENGAGEMENT

Through regular engagement with our shareholders and other stakeholders, we improve our understanding of stakeholder priorities and emerging trends affecting our business. We use stakeholder feedback to inform our governance practices, sustainability strategy, and business plans.

POLICY ENGAGEMENT

Exelon engages with policymakers to find solutions that provide value to customers, support our business interests, and create desirable outcomes for stakeholders. This includes encouraging our industry associations to support robust, forward-looking responses to combat climate change and social equity challenges.

*For information about Board Governance and related corporate governance matters, please see page 17.

Culture of Compliance and Ethics

Exelon is committed to maintaining a robust, comprehensive compliance and ethics program, and recognizes that an effective program must constantly evolve in the face of changing risks. Exelon's Compliance and Ethics office provides governance and oversight of Exelon's compliance with its regulatory obligations and is the primary resource for ethics advice and interpretation of the Code of Business Conduct and Supplier Code of Conduct. Our Compliance and Ethics office conducts an annual risk assessment to identify compliance risks across the organization and assess controls for those risks. It works with business teams to ensure the appropriate design, implementation and testing of controls concerning compliance obligations.

Code of Business Conduct & Supplier Code of Conduct

Exelon maintains a detailed Code of Business Conduct (the Code), applicable to all employees, officers, and directors across the enterprise. The Code sets out Exelon's core values — which include acting with integrity — and addresses a wide range of topics, among them conflicts of interest, workplace conduct, safety, protecting confidential information and other company assets, bribery, and corruption. The Code highlights the importance of speaking up and strictly prohibits any form of retaliation for raising questions or concerns about potential violations of the Code or compliance with applicable laws and regulations. All employees must participate in annual Code of Business Conduct training. Additionally, non-represented employees are required to complete an annual certification disclosing potential conflicts of interest and affirming their understanding of the Code. Completion of the training and certifications is tracked. New employees are required to complete Code of Business Conduct training when they join Exelon. The Code was most recently reviewed and updated in June 2022.

Conformance with Exelon's ethics and compliance policies and programs under the Company's Code of Business Code is also incorporated into the performance management assessment of all management employees to reinforce the company's culture of compliance and may impact annual incentive payouts. This performance management assessment helps to reinforce Exelon's commitment to ethical behavior, compliance with its Code, and the obligation of all employees to speak up about potential noncompliance with those standards.

In 2022, Exelon implemented a Supplier Code of Conduct, which focuses on the responsibilities of all suppliers, contractors, and agents. Prior to implementation of the Supplier Code of Conduct, these entities were subject to Exelon's Code of Business Conduct. The new Supplier Code of Conduct outlines Exelon's expectations and standards for ethical conduct with which all Suppliers, their subcontractors, and their respective workforces must comply when working on behalf of Exelon. It addresses a wide range of obligations for suppliers relating to, among other things, compliance with all applicable laws and regulations, maintenance of high ethical standards, public and workplace safety, human rights and labor standards, diversity, the environment, conflicts of interest, bribery and corruption, fair competition, accurate recordkeeping, and retaliation.

Ethics Training and Helpline

Exelon regularly trains our workforce on ethics expectations and provides tools for our employees to meet those expectations. In addition to annual Code of Business Conduct training, the Compliance & Ethics Office delivers mandatory training addressing Security Awareness (including cybersecurity and phishing), Harassment Prevention, and other important topics.

Exelon maintains a 24-hour ethics helpline that allows employees, suppliers, and the public to report ethics concerns, potential legal or regulatory violations, and pose questions. The helpline has both a phone and web portal option and reporters have the option to remain anonymous. The Compliance and Ethics office oversees the intake, investigation, and resolution of reports of potential compliance violations and violations of the Code of Business Conduct and Supplier Code of Conduct.

Oversight of Interactions with Public Officials

In 2020, Exelon implemented four companywide ethics policies that substantially increased oversight of our interactions with public officials, implemented a series of new controls, and enhanced guidance and training. Among other things, the policies require tracking and review of requests, referrals, and recommendations from public officials; strengthen due diligence and supervision of lobbyists and political consultants; and require regular reporting to the Audit and Risk Committee of Exelon's Board of Directors and to the boards of each of Exelon's utilities regarding interactions with public officials. These policies were developed with the support of outside counsel and following a review of policies of other companies. These policies are regularly reviewed and were last updated in June 2022.

These policies are overseen by the Executive Vice President, Compliance, Audit and Risk who reports to Exelon's CEO and the Chair of the Audit and Risk Committee and serves as a member of Exelon's Executive Committee. This oversight structure ensures independence and central oversight of compliance activities, and facilitates sharing of insights regarding compliance, ethics, audit, and enterprise risk matters across operating companies.

Cybersecurity

Our business serves millions of homes and businesses, as well as governmental customers, in some of the most densely populated areas of the country, making us part of the nation's critical infrastructure. Our Corporate & Information Security Services (CISS) team maintains an enterprise wide, risk-based, intelligence-driven, "defense-in-depth" security posture. This strategy is regularly tested through auditing, assessments, tabletops, and other exercises designed to assess effectiveness. Exelon protects assets critical to grid reliability and national security through the implementation of the North American Electric Reliability Corporation's Critical Infrastructure Protection requirements. Regulated critical cyber assets are isolated within restricted networks, segmented from the enterprise IT environment and the Internet, continuously monitored for malicious activity, and routinely evaluated for vulnerabilities. Additionally, as noted above, employees are subject to annual mandatory training addressing security awareness, including cybersecurity and phishing.

Cybersecurity is a high priority at Exelon and accordingly, the Board devotes significant time and attention to overseeing cyber and information security risk. In 2022, the Board adopted a Cybersecurity Oversight Policy to specifically address their oversight of management's cybersecurity program and Exelon's enterprise-wide risk related to cybersecurity, including management's identification, assessment, and mitigation of cybersecurity risks.

Policy Engagement

Transparent Reporting of Political Contributions

Since 2013, Exelon has published semi-annual reports of its political contributions on its website. Exelon is in the top 12% of all S&P companies in the CPA-Zicklin index for Corporate Political Disclosure and Accountability, earning the designation as an "Index Trendsetter." These reports include contributions to political parties, political committees, candidates for political office, and 501(c)(4) entities. The reports also include dues paid to trade organizations and similar non-profit entities and identifies the portion of those dues that were used for expenditures or contributions that are non-deductible. Political contribution reports as well as Exelon's Corporate Political Contribution Guidelines are available at **www.exeloncorp.com**.

In 2022, Exelon enhanced its corporate political contributions reporting by disclosing dues paid to trade associations in excess of $10,000 (previously reported all dues over $50,000) and building internal processes to work towards disclosures of any 501(c)(6) trade organization where an Exelon executive (or an executive of any of our controlled affiliates) has a board seat; 501(c)(3) charitable organizations that receive company matching funds of over $5,000 to the limit of $10,000 from senior executives; and reporting payments to trade associations that include funds for grassroots lobbying.

Lobbying

Exelon's public policy positions and advocacy are developed and directed by the company's executive leadership team in consultation with the Board of Directors on major policy initiatives and strategic policy alternatives. For over 20 years, Exelon has been a strong advocate for sound energy and environmental policies which address customer expectations, help create value for our investors, and contribute to meeting national and state energy and environmental goals. Exelon supports policies that:

- ✓ Advance an **affordable and clean energy** future for our customers and communities
- ✓ Enable **innovative technologies** to serve customer needs
- ✓ Ensure the **reliability, security, and efficiency** of the nation's critical electric grid
- ✓ Ensure and **protect customer choice** with fair and equal access to the marketplace

As referenced above, in 2020, Exelon implemented a new policy that strengthened the due diligence and supervision of lobbyists and political consultants. Any indication of conduct that could violate Company policies concerning political activity, lobbying laws or regulations, or anti-bribery laws must be promptly escalated to Exelon's Executive Vice President for Compliance, Audit, and Risk, Chief Legal Officer, and Chief Compliance and Ethics Officer for review. In addition to routine monitoring of the activities and services provided by lobbyists and political consultants engaged by Exelon, each individual or firm is subject to mid-year and annual performance reviews.

Trade Associations

As we work to advance public policy, we work with many associations and business groups, such as Edison Electric Institute, American Gas Association, and Business Roundtable, on a wide variety of matters, including clean energy, cybersecurity, supply chain, tax policy, workforce development and other related business issues. In many cases, we are in alignment with the advocacy positions of these organizations, but not always. In cases where our views diverge, we typically advocate for change in the association's positions. In addition, we may voice our positions separately or in conjunction with stakeholders who are more closely aligned with us. Through these alliances and other efforts, Exelon helps advance policies that support an affordable, safe, resilient, and reliable clean energy future and benefit our customers and shareholders.



Proxy **Voting Roadmap**

1 Election of Directors

SEE PAGE 17

Elect **8** Director nominees named in the proxy statement.



The Board recommends a vote "FOR" each Director nominee.



2 Ratification of Independent Auditor

SEE PAGE 39

Ratify the appointment of PricewaterhouseCoopers LLP (PwC) as Exelon's independent auditor for 2023.

PwC has served as the Company's independent auditor since the Company's formation in 2000. PwC has become deeply familiar with the Company's operations and businesses, accounting policies and practices, and internal controls over financial reporting. The Audit and Risk Committee believes this experience and expertise is valuable to the Company and its shareholders.



The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's independent auditor for 2023.

3 Say-on-Pay



SEE PAGE 43

Approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in this proxy statement.

Our compensation program is largely performance-based and is driven by rigorous goals that are tied to achieving financial and operational results that align the interests of executives with those of the Company's shareholders.



The Board recommends a vote "FOR" the approval of the compensation paid to the Company's named executive officers.

4 Say-on-Frequency

SEE PAGE 80



Approve, on an advisory basis, the frequency of an advisory vote on executive compensation.

The proxy card provides shareholders with the opportunity to choose among four options (holding the vote every year, every two years, every three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the board's recommendation.



The Board recommends a vote for the option of "ONE YEAR" as the preferred frequency for future advisory votes on executive compensation.



Board and Corporate Governance Matters

PROPOSAL 1

Election of Directors

The Corporate Governance Committee collaborates with the Board Chair to determine the appropriate mix of skills and characteristics that our Board requires. The Board has determined that the current composition and size of the Board is appropriate for Exelon, considering the Company's size, geographic scope, and need to access a wide range of views and backgrounds to reflect the diversity and complexity of our business and the markets and communities we serve. There are 8 nominees for election at the 2023 annual meeting.



The Board recommends a vote "FOR" each Director nominee.

Director Qualifications and Nomination

Effective oversight of Exelon's strategic direction requires our Board to be composed of diverse individuals who possess attributes and core competencies important to our Company. The Corporate Governance Committee identifies and recommends Director nominees for election to the Board and periodically retains a board search firm to assist with the identification of potential candidates.

The Board values the diversity of thought that arises from Directors possessing different backgrounds, gender, age, race/ethnicity, and geographic experiences. The Board also deeply values the enhanced and thoughtful deliberations resulting from a balance of short-and long-tenured Directors who provide a mix of fresh perspectives and new ideas with deep and important utility, regulated industry, and business cycle experiences.

The Corporate Governance Committee and the Board determine the appropriate mix of skills and characteristics required to meet the needs of the Board as a whole, taking into account the short-and long-term strategies of the Company to determine the current and future skills and experiences required of the Board. All candidates should demonstrate the following attributes to qualify for Board service:

- Highest personal and professional ethics, integrity, and values
- Broad training and experience at the policy-making level in business, government, education, or technology
- Willingness to remain current with industry and other developments relevant to Exelon's strategic direction
- A commitment to representing the long-term interests of shareholders, customers, employees, and communities served by the Company and its subsidiaries
- An inquiring and independent mind, practical wisdom, and mature judgment
- Expertise that is useful to the enterprise and complementary to the background and experience of other Directors
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership and a commitment to serve over a period of years to develop knowledge about Exelon's principal operations
- Involvement only in activities or interests that do not conflict with responsibilities to Exelon and its shareholders

Director Skills

As part of its regular, on-going review of the skills necessary to support a balanced board with the appropriate experiences aligned with Exelon's long-term strategies, the Corporate Governance Committee has selected the followings skills and attributes. This list of skills and the following matrix are a valuable tool for the Board as they plan for upcoming retirements and consider which skills and experiences need to be replaced or added. When a specific expertise is needed that isn't present among the Directors, the Board will bring in outside advisors to assist with filling in any gaps.

Skills



Accounting and Finance

Experience in accounting, finance, and capital management, including oversight of financial statements and operating results; experience assessing the financial merits of strategic opportunities.



Executive

CEO or other executive management leadership experience with an understanding of how to lead complex organizations.



Talent Management

Experience in planning and building a talented workforce that meets the needs essential to the Company's operations; understanding the drivers of individual growth and development; familiarity with developing effective compensation and benefits programs.



Technology and Innovation

Management or oversight experience with technologies key to the energy markets including business systems, customer platforms, or grid operations; an understanding of recent innovations in utility operational technology; experience implementing efficiency improvements or other business transformations through technology.



Safety and Cybersecurity

Experience monitoring and overseeing safety and physical security measures necessary for safe transmission and distribution (T&D) operations; understanding of cyber threats, risk mitigation and policy.



Utility Operations and Infrastructure

Experience in the energy or utility industries or other expertise in energy markets, technology, renewable and clean energy, electric and gas transmission and distribution; understanding of the public policy issues and risks associated with the reliability, resiliency, and safety of the electric and gas transmission and distribution systems.



Regulatory and Policy

Experience in regulatory affairs, public policy, or government; exposure to heavily regulated industries and their governing bodies; experience directly managing one or more members of management engaged in policy or regulatory affairs.



Risk Management

Experience identifying, assessing, and controlling financial or business risks including those risks with potential to impact public safety, operations, and shareholder value, including environmental impacts.



Corporate Governance

Experience maintaining board and management accountability; a deep understanding of strong governance and compliance practices that protect and align with the interests of investors and other stakeholders; experience in investor relations.



Environment and Sustainability

Experience in overseeing or advising on environmental, climate or sustainability practices; understanding of environmental policy, regulation, risk, and business operations in regulated industries; experience in managing environmental impacts; in-depth knowledge of operational risks.



Business Development and Transformation

Experience in business development, strategy, or marketing; experience creating long-term value through organic growth, innovation, and strategic initiatives; experience managing businesses and operations that have been impacted by transformational change.

Attributes



Community

Experience living or working in one of the jurisdictions served by an Exelon utility and knowledge of the local community and the regional business and political environment.



Military Experience

Prior military service (including reserve duty) brings unique skills and insight to the Board and reflects the Company's commitment to helping veterans translate their skills into the energy industry.

The following matrix identifies the **five most prominent skills and core competencies** and other attributes that each Director brings to their service to Exelon's Board and Committees. While each independent Director possesses numerous other skills and competencies not identified below, we believe that identifying the five most prominent skills and competencies provides a much more meaningful presentation of the key contributions and value that each Director brings to their service on the Board and to Exelon shareholders. We have reviewed this presentation with shareholders and have consistently received positive feedback that this narrowed scope is informative. As CEO, Mr. Butler possesses all listed skills.

Exelon Board of Directors 2023 Matrix:

	Anderson	Bowers	Butler	Cheshire	Jojo	Lillie	Rogers	Young
Governance Attributes								
Independent	●	●		●	●	●	●	●
Audit Committee Financial Expert	●	●					●	●
Committee Chair[1]	CGC	ARC			CC			
Skills								
Accounting and Finance	●	●	●				●	
Executive	●	●	●	●		●		●
Talent Management	●		●		●	●		
Technology and Innovation			●		●		●	
Safety and Cybersecurity			●		●			
Utility Operations and Infrastructure		●	●		●		●	●
Regulatory and Policy		●	●	●		●	●	●
Risk Management	●		●	●		●		
Corporate Governance	●	●	●	●		●		●
Environment and Sustainability			●				●	
Business Development and Transformation			●	●	●			●
Attributes								
Exelon Community	●		●	●	●	●		●
Military Experience								●
Gender								
Female				●	●	●		
Male	●	●	●				●	●
Non-Binary/Other								
Race/Ethnicity								
Black / African American	●		●	●		●		
White		●			●		●	●
Other Demographic Information								
Age	67	66	53	54	57	70	60	66
Tenure (years)	10.1	1.6	0.2	2.6	7.5	—	—	4.7
LGBTQ+								
Disabled								

(1) If re-elected, Mr. Bowers will assume the role of Chair of the Audit and Risk Committee, and Ms. Cheshire will assume the role of Chair of the Compensation Committee effective April 25, 2023.

Director Diversity

The Governance Committee is committed to continuously evolving and enhancing our disclosures about Board diversity in response to feedback from shareholders and other stakeholders. Beginning in 2021, Exelon surveyed the Board and asked each Director to self-identify their race/ethnicity, gender identity, disability, military experience, and LGBTQ+ identity. For 2022, this information is also being presented in compliance with Nasdaq's disclosure format.

*This following matrix presents information about each director nominee and excludes Ann Berzin, Carlos Gutierrez and Paul Joskow who are not standing for re-election at the 2023 annual meeting.

Board Diversity Matrix

Total number of Directors: **8**

	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity	3	5	–	–
Demographic Information				
African American or Black	2	2	–	–
Alaskan Native or Native American	–	–	–	–
Asian	–	–	–	–
Hispanic or Latinx	–	–	–	–
Native Hawaiian or Other Pacific Islander	–	–	–	–
White	1	3	–	–
Two or More Races/Ethnicities	–	–	–	–

Directors identifying as LGBTQ+: **0**

Directors identifying as having a Disability: **0**

Directors who did not disclose demographic background: **0**

Director Independence

The Board has determined that all non-employee Directors who served on the Board in 2022 and all nominees for election, except for Mr. Butler as Exelon's CEO, are independent according to applicable law and the listing standards of The Nasdaq Stock Market LLC (Nasdaq), as incorporated into the Independence Standards for Directors in Exelon's Corporate Governance Principles. In accordance with the Independence Standards for Directors, the Board determined that certain categories of relationships as set forth in the Appendix do not create a conflict of interest that would impair a Director's independence. The Board also determined that the members of the Audit and Risk, Compensation, and Corporate Governance Committees are independent within the meaning of applicable laws, Nasdaq governance requirements, and the Independence Standards for Directors.

When assessing the independence of Director nominees, the Corporate Governance Committee considers the impact that tenure may have on the independence of certain longer-tenured incumbent Board nominees. The Board determined that the independence of our longer-tenured Directors had not been diminished as these members continued to thoughtfully challenge and provide reasoned, balanced, and insightful guidance to management. The Board values the perspectives that such Directors contribute to Board discussions, having served Exelon during periods of various industry and company-specific developments and with different members of management over the years.

Related Person Transactions

Exelon has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is overseen by the Corporate Governance Committee and is available on our website. The policy provides that the Committee or the Committee Chair will review any proposed, existing, or completed transactions in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors and executive officers and their immediate family members, as well as shareholders beneficially owning 5% or more of Exelon's outstanding stock as defined in SEC rules. The Exelon Chief Legal Officer reviews relevant information on transactions, arrangements, and relationships disclosed and makes a determination as to the existence of a related person transaction as defined by SEC rules and the policy.

Related person transactions that are in, or not inconsistent with, the best interests of Exelon are approved by the Corporate Governance Committee and reported to the Board. Related person transactions are disclosed in accordance with applicable SEC and other regulatory requirements.

There were no related person transactions identified for 2022.

Director Nominees

As referenced in the Board letter to shareholders included with this proxy statement, three of our directors are not standing for re-election. The Board is deeply grateful to Ms. Berzin, Dr. Joskow, and Secretary Gutierrez for their years of valued contributions and insights into Exelon's business and strategy.

The Board nominates the eight candidates named below for election as Directors. If elected by shareholders, each Director will serve a term ending with the 2024 annual meeting. Each nominee has agreed to be named in this proxy statement and to serve as a Director if elected. If any Director is unable to stand for election at the annual meeting, the Board may reduce the number of Directors or designate a substitute. In that case, shares represented by proxies may be voted for a substitute Director. Exelon does not expect that any Director nominee will be unable to serve.

The Corporate Governance Committee and the Board believe the skills and experiences detailed above are well represented among the Director nominees and reflect an effective mix of backgrounds, experience, and diversity. In addition to the skills, characteristics, core competencies and other attributes previously described, the Corporate Governance Committee also considers whether each nominee has the time available, in light of other business and personal commitments, to effectively serve on Exelon's Board. Among the criteria the Committee considers is the degree to which any incumbent Director nominee demonstrates effective and productive preparedness and engagement.



Calvin G. Butler, Jr.

PRESIDENT AND CEO

Age: **53**

Director Since: **December 2022**

Other Public Company Boards: **0**

Committees: **None**

Mr. Butler joined Exelon in 2008 and has more than 28 years of leadership experience in the utilities industry and in regulatory, legislative, and public affairs. Mr. Butler's extensive executive management experience, together with his regulatory, external affairs, customer service and innovation and technology expertise, allow him to provide valuable perspectives and insights on a variety of topics to the Board. He has been recognized by several organizations for his leadership and community commitment.

Career Highlights

- President and CEO, Exelon (2022 – Present)
- Chief Operating Officer, Exelon (2021 – 2022)
- Senior Executive Vice President and Chief Executive Officer, Exelon Utilities (2019 – 2022)
- Chief Executive Officer, Baltimore Gas and Electric Company (2014 – 2019)

Other Professional Experience

- Vice-Chair, Institute of International Education
- Chair, Greater Baltimore Committee
- Trustee, Bradley University
- Trustee, Library of Congress, James Madison Council

Former Public Company Boards (Last 5 years)

- RLI Insurance Company (2016 – February 2023)
- M&T Bank Corporation (2020 – 2022)



John Young

BOARD CHAIR; INDEPENDENT

Age: **66**

Director Since: **July 2018**

Chair Since: **April 2022**

Other Public Company Boards: **0**

Committees: **Corporate Governance**

Mr. Young has far-reaching leadership and operational expertise derived from his experiences in the industry, including as a former nuclear utility CEO. His deep industry knowledge brings valuable and broad industry insights to the Board. Additionally, his background in finance and investor relations brings important investor perspectives.

Career Highlights

- President, CEO, and Director, Energy Future Holdings Corp., formerly held a portfolio of competitive and regulated energy companies (2008 – 2016)
- Chief Financial Officer, Exelon Corporation (2005 – 2008)
- President, Exelon Generation (2004 – 2005)
- Various executive roles with Sierra Pacific Resources (now NV Energy), a Nevada public gas and electric utility company (2000 – 2003) and Southern Company, an Atlanta-based public gas and electric utility company (1983 – 2000)

Other Professional Experience

- Director, United Services Automobile Association (USAA)
- Former Director, Nuclear Energy Institute
- Former Director, Edison Electric Institute



Anthony Anderson

INDEPENDENT

Age: **67**

Director Since: **January 2013**

Other Public Boards: **3**

Committees: **Corporate Governance, Chair; Compensation**

Mr. Anderson's comprehensive finance, risk management, corporate governance, and executive leadership skills were gained through his board service experiences and his successful 35-year career with Ernst & Young a global assurance, tax, transaction, and advisory services firm. Mr. Anderson's 20+ years of experience as an audit partner and certified public accountant, culminating in his role as Vice Chair of EY, deeply enhance his contributions to the Exelon Board and add value to his leadership of Corporate Governance Committee.

Career Highlights

- Vice Chair and Midwest Area Managing Partner, Ernst & Young (2000–2012)
- Managing Partner, Pacific Southwest Region, Ernst & Young (1994–2000)

Other Professional Experience

- Executive Committee member, United States Golf Association
- Former Director, First American Financial
- Former Director, Federal Reserve Bank of Chicago

Other Public Company Boards

- AAR Corp. (Since 2012)
  Committees: Compensation; Nominating & Governance (CH)
- Avery Dennison (Since 2012)
  Committees: Governance; Audit & Finance
- Marsh & McLennan Companies (Since 2016)
  Committees: Audit; ESG



W. Paul Bowers

INDEPENDENT

Age: **66**

Director Since: **July 2021**

Other Public Company Boards: **1**

Committees: **Audit and Risk, Chair*; Corporate Governance**

Mr. Bowers' extensive experience in the utilities industry as well as broad financial knowledge and business experience bring great value to his service on the Board. His background serving as both a CEO and a CFO gives him a unique perspective on long-term strategy, corporate development, decisive leadership, and risk management.

Career Highlights

- Chair and CEO, Georgia Power Company (2011–2021)
- President, Georgia Power Company (2011-2020)
- Chief Financial Officer, Southern Company (2008-2010)
- President, Southern Company Generation (2001-2008)

Other Professional Experience

- Director, Children's Healthcare of Atlanta
- Director, BrandSafway, a CD&R - Brookfield company
- Former Member, Federal Reserve Bank of Atlanta, Energy Policy Council
- Former Director, Nuclear Energy Institute
- Former Chair, Nuclear Electric Insurance Ltd.
- Former Chair, Metro Atlanta Chamber of Commerce
- Former Chair, Georgia Chamber of Commerce

Other Public Company Boards

- AFLAC (Since 2013); Lead Director *Committees:* Audit and Risk; Corporate Development (CH); Corporate Social Responsibility and Sustainability; Executive

* If re-elected, Mr. Bowers will assume the role of Chair of the Audit and Risk Committee effective April 25, 2023.



Marjorie Rodgers Cheshire

INDEPENDENT

Age: **54**

Director Since: **July 2020**

Other Public Company Boards: **1**

Committees: **Audit and Risk; Compensation***

Ms. Cheshire's experience in organizational leadership and her deep background in compliance, strategy, asset management, marketing and brand development are of significant value to the Board. Additionally, her involvement in the Baltimore community and her familiarity with this important market brings beneficial perspectives and insights.

Career Highlights

- Principal, A&R Development Corp., a diversified real estate investment company (2004 – Present); formerly President and Chief Operating Officer (2004 - 2021)
- Senior Director of Brand & Consumer Marketing, National Football League (2001 –2004)
- Vice President of Business Development, Oxygen Media (2000-2001)

Other Professional Experience

- Chair, Baltimore Equitable Insurance
- Trustee, Baltimore School for the Arts
- Trustee, Johns Hopkins Medicine

Other Public Company Boards

- PNC Financial Services Group (Since 2014) *Committees:* Nominating & Governance; Risk; Special Committee on Equity & Inclusion (CH); Compliance Subcommittee (CH)

* If re-elected, Ms. Cheshire will assume the role of Chair of the Compensation Committee effective April 25, 2023.



Linda Jojo

INDEPENDENT

Age: **57**

Director Since: **September 2015**

Other Public Company Boards: **0**

Committees: **Compensation, Chair; Audit and Risk**

Ms. Jojo's wealth of experience leading complex IT organizations brings valuable technology and innovation expertise to the Board. Her background in computer science and industrial engineering lends expertise to the Board's risk oversight and cybersecurity programs and initiatives. Her current role as Chief Customer Officer at United Airlines also brings valuable experience in oversight of contact centers, customer solutions and innovation. Additionally, her experience working with organizations preparing young people for STEM careers brings insight to the Board's oversight of Exelon's youth outreach and workforce development programs.

Career Highlights

- Executive Vice President, Chief Customer Officer of United Airlines Holdings, Inc. (2022 - Present); previously Executive Vice President, Technology & Chief Digital Officer (2017 – 2022) and Executive Vice President & Chief Information officer (2014 – 2017)
- Executive Vice President and Chief Information Officer, Rogers Communications Inc., wireless communications and media company (2011 – 2014)
- Senior Vice President and Chief Information Officer, Energy Future Holdings Corporation, formerly held a portfolio of competitive and regulated energy companies (2008 – 2011)

Other Professional Experience

- Director, Federal Reserve Bank of Chicago
- Chair, Board of Trustees, Adler Planetarium
- Trustee, Rensselaer Polytechnic Institute
- Director, Hero Digital Holdings LLC



Charisse Lillie

INDEPENDENT

NEW Director Nominee

Age: **70**

Other Public Company Boards: **0**

Committees: **If elected, Ms. Lillie's committee assignments will be determined by the Board at a later date.**

Ms. Lillie is CEO of CRL Consulting LLC, a consulting firm focused on corporate governance, diversity, equity, and inclusion and corporate social responsibility. Prior to this, Ms. Lillie held several senior roles at Comcast Cable including as SVP of Human Resources, President of the Comcast Foundation, and VP of Community Investment, Comcast Corporation until 2016. Ms. Lillie served as a director of the Federal Reserve Bank of Philadelphia from 1996 until 2002 and was a partner in the law firm of Ballard Spahr Andrews & Ingersoll. LLP where she chaired the Litigation department from 2002 until 2005. Ms. Lillie spent several years in public service and taught law at Villanova School of Law.

Career Highlights

- CEO, CRL Consulting LLC (2017 – Present)
- Vice President, Community Investment, Comcast Corporation (2008 – 2017); previously Vice President, Human Resources (2005 – 2008)
- Executive Vice President, Comcast Foundation (2008 – 2011 and 2016 – 2017); previously President (2011 – 2016)
- Partner, Ballard Spahr Andrews & Ingersoll, LLP (1992 – 2005); including Chair of Litigation Department (2002 – 2005)
- City Solicitor, City of Philadelphia (1990 – 1992)
- General Counsel to the Redevelopment Authority of the City of Philadelphia (1988 – 1990)
- Assistant U.S. Attorney for the Eastern District of Pennsylvania (Civil Division (1985 – 1988)

Other Professional Experience

- Director, Penn Mutual Life Insurance Company
- Director, Independent Health Group Inc.
- Director, Franklin Institute Science Museum
- Distinguished Director, United Way of Greater Pennsylvania and Southern New Jersey
- Director, PECO Energy Company *(If elected, Ms. Lillie will step off of the PECO board.)*
- Former Director, Federal Reserve Bank of Philadelphia



Matthew Rogers

INDEPENDENT

NEW Director Nominee

Age: **60**

Other Public Company

Boards: **0**

Committees: **If elected, Mr. Rogers' committee assignments will be determined by the Board at a later date.**

Mr. Rogers is a global energy and environmental sustainability leader, who has focused on the role technologies play in restructuring energy markets. He has extensive global consulting experience as a former McKinsey Senior Partner where he led the Energy and Sustainability practices and served electric and gas utilities, major oil companies, and energy technology innovators globally. As a former Senior Advisor to the US Secretary of Energy, he had operational responsibility for the Department of Energy's $35B in Recovery Act appropriations, funding more than 5,000 projects to accelerate US clean energy innovation. Mr. Rogers has written and spoken extensively on electric power, gas, sustainability, and energy transitions.

Career Highlights

- Operations Partner, Ajax Strategies, a venture capital firm focused on technologies to reduce greenhouse gas emissions (2022 – Present)
- Chief Executive Officer, Mission Possible Partnership, organization supporting public and private sector partnerships working toward the energy transition (2022)
- Senior Partner Emeritus, McKinsey & Company (2021 - Present); previously Senior Partner (2005 – 2021) including McKinsey's Sustainability Practice Leader (2015 – 2017); and Partner (1999 – 2005)
- U.S. Secretary of Energy Advisory Board (2011 – 2013)
- Senior Advisor, U.S. Secretary of Energy (2009 – 2010)

Other Professional Experience

- Director, Natel Energy, a hydropower company
- Board Advisor, Ojjo, a solar foundations installer
- Member, National Petroleum Council

Overview of Board's Role

Exelon's business, property and affairs are managed under the direction of the Board of Directors. The Board considers the interests of all of its constituencies including shareholders, customers, employees, and the communities we serve. The Board is committed to ensuring that Exelon conducts business in accordance with the highest standards of ethics, integrity, and transparency.

Governance Highlights

Exelon's Board remains committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help us achieve our performance goals and maintain the trust and confidence of our shareholders, employees, customers, regulators, and other stakeholders. Below is a summary of our corporate governance practices and more detail is presented in our Corporate Governance Principles, which are available on the Exelon website at **www.exeloncorp.com** on the Governance page.

Proxy Access

- Eligible shareholders may submit nominees for consideration by the Corporate Governance Committee or nominate Directors through Exelon's "proxy access" bylaws.

Oversight of Risk Management

- The Board regularly reviews management's systematic approach to identifying and assessing risks faced by Exelon and each business unit, taking into account emerging trends and developments and incorporating capital investment and business opportunities. Our Audit and Risk Committee oversees Exelon's risk management strategy, policies and practices, and risk exposures. Oversight of cybersecurity and related risks are overseen by the Board.

Shareholder Engagement

- Exelon has a long-standing practice of engaging with our shareholders on corporate governance matters throughout the year, as may be necessary or helpful, to understand the positions of our investors and to share Exelon's perspective on matters of mutual interest. See also the Compensation Discussion & Analysis section for a summary of the input received during 2022 related to our executive compensation program.

Continuing Education

- Continuing director education is provided during Board and Committee meetings. The Company also encourages and pays for Director participation in externally offered director development opportunities.

Other Governance Best Practices

- Independent Directors meet regularly in executive sessions without management during Board and Committee meetings.
- Transparent political activities and contributions are provided through semi-annual reporting on **www.exeloncorp.com.**

Governance Snapshot

Director Elections:
Annual

Vote Standard:
Majority
of votes cast in uncontested elections

Chair Independence:
Independent

Committee Independence:
100% Independent

Board Self-Evaluation:
Annual

Committee Self-Evaluation:
Annual

Director Evaluation:
Biennial
includes input from peers and executive management

Mandatory Retirement Age:
75

Director Stock Ownership:
5x annual cash retainer
within 5 years; hedging, pledging, and short sales prohibited

Outside Boards (Non-CEOs):
Maximum of 3
in addition to Exelon (4 total)

Outside Boards (Active CEOs):
Maximum of 1
in addition to Exelon (2 total)

Investor Engagement

Our relationship with our shareholders is an important part of our company's success and our long tradition of engaging with our investors enables valuable insights for the Board and its Committees into investor perspectives and priorities. During 2022, Exelon's engagement team, comprising members of the Office of Corporate Governance, Investor Relations, Executive Compensation, Environmental Strategy, and Compliance met to discuss a wide variety of issues with investors.

In 2022, Exelon contacted the holders of nearly 50% of our outstanding shares with offers to engage. Portfolio managers and governance professionals that accepted included a significant cross-section of our shareholder base, representing approximately 36% of Exelon's outstanding shares.

The feedback received from shareholders and other stakeholder groups is shared with each Board Committee and the Board, as appropriate, on a regular basis throughout the year. Our Audit and Risk, Corporate Governance, and Compensation Committees will often adopt or recommend Board approval of suggested enhancements to policies, practices, or disclosures to meet investor concerns or expectations relating to new issues or emerging trends.

We believe that our approach to engaging openly with our investors on topics such as environmental strategy, corporate governance, executive compensation, and other human capital management issues drives increased accountability, improves decision making, and ultimately creates long-term value.

Annual Engagement Cycle

ANNUAL MEETING

- Opportunity for shareholders to ask questions directly to senior management and the Board and to vote on management and shareholder proposals.

SPRING/SUMMER

- Review annual meeting results and develop focused off-season engagement plan
- Review governance practices in light of investor feedback and governance trends

FALL/WINTER

- Engage with shareholders to solicit feedback and understand their priorities
- Evaluate potential changes to governance policies, compensation practices or other disclosures

PRE-ANNUAL MEETING

- Engage with shareholders on proxy matters, including any shareholder proposals
- Answer questions about proxy issues and the Board's vote recommendations

RECENT ACTIONS DEMONSTRATING RESPONSIVENESS TO INVESTOR FEEDBACK

During 2022, ESG topics continued to be a focal point in nearly all investor engagements. Many investors were keenly interested in Exelon's strategy to meet future challenges and the Board's role in oversight of these critical issues. In 2022, our Investor Relations team refreshed an in-depth ESG Report that is available on our investor relations webpage (**investors.exeloncorp.com**) and contains detailed information covering a range of topics frequently requested by investors. This report is supplemental to and complements the Corporate Sustainability Report.

Other recent updates include publishing Exelon's EEO-1 reports; reporting in compliance with the SASB Standards; voluntarily enhancing disclosure about Director diversity; and updating outside board service limits to allow fewer outside boards.

Board Oversight of Risk

The Company operates in a complex market and regulatory environment. The Board has broad responsibility to provide oversight of significant risks primarily through direct engagement with management and through delegation of ongoing risk oversight responsibilities to the Committees. Any risk oversight area not allocated to a Committee remains with the Board. Risk items that are overseen by the full Board are generally those that are deemed most critical to our operations or strategy.

Each Committee reports regularly to the Board on discussions of enterprise risks for which it is responsible. Furthermore, the Board regularly discusses short-, medium-, and long-term enterprise risks in connection with the evaluation of capital investments, other business opportunities and strategies as well as emerging trends or developments. Reports provided by senior leadership, as well as third-party experts, support oversight of the key risks delegated to each Committee and the full Board.

Board of Directors

The **Full Board** has primary responsibility for risk oversight including the following areas:

- ✓ Oversight of enterprise risk and risk management strategies, policies, procedures, and mitigation efforts
- ✓ Cybersecurity
- ✓ Utility operations, strategy, and safety
- ✓ DEI initiatives and diverse business spending
- ✓ Business risks and capital allocation related to climate change

AUDIT AND RISK COMMITTEE

- ✓ Reviews internal audit risk assessment and oversee risks associated with financial reporting
- ✓ Oversees tax strategy and assessment of tax risks
- ✓ Reviews conflicts of interest, ethics, and compliance issues
- ✓ Oversees compliance with policies governing interactions with public officials

COMPENSATION COMMITTEE

- ✓ Oversees compensation philosophy and strategy to align with Exelon's strategic and operating objectives
- ✓ Evaluates risks related to compensation policies and practices
- ✓ Oversees matters related to corporate culture and human capital

CORPORATE GOVERNANCE COMMITTEE

- ✓ Oversees CEO succession planning
- ✓ Reviews risks related to governance and shareholder activism
- ✓ Oversees sustainability and climate change strategies and efforts to protect and improve the environment
- ✓ Oversees political contributions

Management

Management is primarily responsible for:

- ✓ Identifying risk and risk controls related to significant business activities
- ✓ Mapping the risks to company strategy
- ✓ Developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward, and the appropriate manner in which to manage risk

Enterprise Risk Management

Managing business risks of all types, from operational, financial, and regulatory risks to global risks like climate change, is central to Exelon's business. Our Enterprise Risk Management (ERM) team, in collaboration with our operating companies, is responsible for coordinating Exelon's risk management program. As part of its risk oversight program, Exelon has adopted a Three Lines operating model of governance developed by the Institute of Internal Auditors and updated in 2020. The Three Lines Model delineates responsibilities across business operations, risk, and oversight functions to support coordinated management and oversight of risks.

The Three Lines model allocates risk management responsibilities among three distinct groups:

- First Line: Function that own and manage risk
- Second Line: Function that monitor internal and external compliance regarding risk-related matters
- Third Line: Function that provides independent assurance. At Exelon, this is Exelon Audit Services (EAS)

The ERM team works collaboratively with business teams to help them identify and assess risks, and to better understand how to manage risks and establish tolerances that allow for growth while staying within our risk appetite. This includes but is not limited to supporting business teams in connection with the following processes:

- Identifying and assessing the management of top enterprise risks
- Monitoring top enterprise risks using enterprise risk management tools, such as Key Risk Indicators (KRIs) and bow-tie risk assessments
- Identifying, monitoring, and assessing emerging risks
- Reviewing proposed capital projects

ERM provides an enterprise-wide view of risks and risk management practices and provides reporting regarding risk management issues to senior leadership and the Board of Directors. Each operating company has a Risk Management Committee tasked with identifying and evaluating the most significant risks of the business and the actions needed to manage and mitigate those risks. The senior executives of the business, as well as ERM, discuss risks with the Audit and Risk Committee of the Exelon Board of Directors.

Other Board Responsibilities

Oversight of Strategy

The Board and its Committees provide oversight of the Company's business strategy throughout the year. Various elements of strategy are discussed at every Board meeting, as well as at many meetings of the Board's Committees, and the Board receives regular updates on progress and execution from, and provides guidance to, our management team. The Board dedicates at least one meeting each year to a deep dive on strategic planning and oversight. These sessions create a dedicated forum for a fluid exchange of viewpoints and ideas on the Company's strategic direction and identifying new opportunities and risks as management executes upon the Company's strategy. In 2022, the key focus of the Board's strategy retreat was "Leading the Energy Transformation."

Oversight of ESG

The Board's oversight of strategy and risks includes oversight of key ESG matters at both the committee and full Board levels. Issues such as climate, DEI, safety, and cybersecurity are important to the long-term success of the Company and, accordingly, are integrated into topics reviewed and discussed at Board meetings throughout the year.

Each of our Committees have oversight of relevant ESG issues. The Audit and Risk Committee reviews SEC disclosures related to human capital management and environmental risks as well as maintaining oversight of the finance organization and independent auditor's commitments to diverse teams. The Compensation Committee is actively involved in overseeing policies related to talent development, DEI, and corporate culture. The Corporate Governance Committee is tasked with overseeing sustainability and climate change strategies and efforts to protect and improve the environment as well as overseeing political contributions. The full Board oversees all other ESG issues including but not limited to cybersecurity; evaluating business risks related to climate change; reviewing investment and divestment opportunities related to climate risks; diversity initiatives and diverse suppliers; workforce development; and corporate philanthropy.

Oversight of Utility Boards

Each of Exelon's six utilities are wholly or majority owned by Exelon (i.e., controlled companies). However, each utility maintains its own board of directors with independent directors to demonstrate independent and engaged oversight of utility operations.

In 2020, as part of the Company's comprehensive review of oversight and compliance practices, the Corporate Governance Committee and Board adopted revisions to the utility boards' governance and structural documents to reflect strong and consistent governance practices including clearly defining utility director qualifications and core competencies, including the need to reflect the diversity of the communities served; clarifying utility boards' duties and limits of authority to align with the parameters of the controlled company structure; and implementing formal annual utility board and director evaluations.

Pursuant to its charter, the Exelon Corporate Governance Committee's responsibilities for oversight of the Utility Boards include (1) determining utility board size and consulting on the appropriate skills needed for each utility board; (2) assessing potential utility board candidates and approving utility director elections; (3) reviewing and recommending evaluation processes and criteria and annually reviewing the results of completed evaluations; and (4) annually reviewing all utility board governing documents, policies, and practices to ensure alignment with Exelon interests and best practices for controlled company governance and recommending revisions as needed.

Board Dynamics

Board Leadership

Exelon's bylaws permit the independent members of the Board to determine the leadership structure of the Board including whether the roles of Board Chair and Chief Executive Officer should be performed by the same individual or whether the roles should be performed by separate individuals. As a matter of policy, the Board believes that separation of these functions is not required, and whether to combine the roles or not is a matter for the Board's sole discretion, taking into consideration the current and anticipated circumstances of the Company, the skills, and experiences of the individual or individuals in question, and the leadership composition of the Board.

The Board reviews its leadership structure periodically and as circumstances warrant. The Board separated the roles of Board Chair and Chief Executive Officer in 2012 and continues to find that this leadership structure ensures independent oversight and promotes the Board's ability to effectively represent the best interests of all shareholders.

The Board is committed to continued independent oversight at all times, and our Corporate Governance Principles provide that the independent members of the Board shall select and elect a Lead Independent Director in the event the Board Chair and Chief Executive Officer roles are held by the same individual, or the person holding the role of Board Chair is not independent under Exelon's Independence Standards for Directors.

Director Tenure

The Board generally believes that a mix of long-and short-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors.

If each director nominee is elected to the Board, after the 2023 Annual Shareholders' Meeting, our incumbent directors will have served an average of 4.4 years on the Board. We believe that this mix of tenure on the Board represents a diversified "portfolio" of new perspectives and deep institutional knowledge.

Board Diversity and Refreshment

The Corporate Governance Committee regularly reviews the composition of the Board and while the Committee does not prescribe diversity standards, it considers diversity to be an important consideration when evaluating Board composition and director qualifications. The Corporate Governance Committee considers all aspects of diversity such as diversity of gender, race or ethnicity, background, skills, as well as professional and life experience.

The Corporate Governance Committee is also responsible for considering the long-term composition of the Board and believes in balancing the value of industry knowledge and experience from longer-tenured directors with the new perspectives and fresh ideas that come from adding new directors to the Board. The Committee also closely considers the pacing of expanding the Board so that new additions have sufficient overlap with longer-tenured directors to learn the business and understand the operations and culture of the Board. The Board also considers a gradual refreshment process to be appropriate so that there aren't significant disruptions to the normal course of business.

Director Attendance

The Board of Directors held 9 meetings during 2022, including a strategy retreat with senior officers of Exelon and its subsidiary companies. Each incumbent Director nominee attended at least 75% of the combined Board and Committee meetings of which he or she was a member. Attendance at Board and Committee meetings during 2022 averaged 99% for incumbent Directors as a group. All Directors attended the 2022 annual shareholders meeting.

Board Committees

There are currently three standing committees of the Board: Audit and Risk; Compensation; and Corporate Governance. The Board Chair and CEO generally attend all Committee meetings and all Committees meet regularly in executive session without management present. Each Committee is governed by a Board-approved charter stating its responsibilities, which is reviewed annually and updated as appropriate. The charters are available on the Exelon website at **www.exeloncorp.com** on the "Governance Overview" page and in print to any shareholder who requests a copy from Exelon's Corporate Secretary.

	Committee Membership as of March 15, 2023		
	Audit and Risk	Compensation	Corporate Governance
Anderson		●	CHAIR
Berzin[1]	CHAIR		●
Bowers[2]	●		●
Butler			
Cheshire[3]	●	●	
Gutierrez[1]	●	●	
Jojo	●	CHAIR	
Joskow[1]	●		
Young			●
Total Number of Meetings in 2022:	5	5	6

(1) Ms. Berzin, Secretary Gutierrez, and Dr. Joskow are not standing for re-election.

(2) If re-elected, Mr. Bowers will assume the role of Chair of the Audit and Risk Committee effective April 25, 2023.

(3) If re-elected, Ms. Cheshire will assume the role of Chair of the Compensation Committee effective April 25, 2023.

During 2022, there was one additional standing committee: the Generation Oversight Committee. The Generation Oversight Committee was dissolved in February 2022 upon the closing of the separation.

If elected, the Board will determine Committee assignments for Ms. Lillie and Mr. Rogers in due course. Until such assignments are made, it is anticipated that each new member would attend all Committee meetings as part of their onboarding.

Committee Responsibilities

Audit and Risk Committee



Chair: **Ann Berzin***

Members: **Bowers, Cheshire, Gutierrez, Jojo, Joskow**






Meetings in 2022: 5

Committee is 100% Independent

Committee Responsibilities:

- Assists Board in the oversight and review of the quality and integrity of the Company's financial statements and internal controls over financial reporting
- Appoints, retains, and oversees the independent auditor and evaluates its qualifications, performance, independence, and fees
- Oversees the Company's internal audit function
- Oversees risk management functions and strategies, including compliance with risk management program, but excluding cyber
- Oversees compliance with Exelon's Code of Business Conduct, and the process for the receipt and response to complaints regarding accounting, internal controls, ethics, or audit matters

Audit Committee Financial Experts

The Board of Directors has determined that Ms. Berzin and Mr. Bowers, are "Audit Committee Financial Experts" as defined by SEC rules.

See page 42 for the Audit Committee Report.

* Ms. Berzin is not standing for re-election. If re-elected, Mr. Bowers will assume the role of Chair of the Audit and Risk Committee effective April 25, 2023.

Compensation Committee



Chair: **Linda Jojo***

Members: **Anderson, Cheshire, Gutierrez**





Meetings in 2022: 5

Committee is 100% Independent

Committee Responsibilities:

- Assists Board in establishing performance criteria, evaluation, and compensation for CEO
- Approves executive compensation program design for executive officers, other than the CEO
- Monitors and reviews leadership and succession information for executive roles
- Retains the Committee's independent compensation consultant
- Reviews Compensation Discussion and Analysis and prepares Compensation Committee Report for this proxy statement

Compensation Committee Interlocks and Insider Participation

During 2022, none of Exelon's executive officers served on the board of directors of any entities whose executive officers serve on the Compensation Committee.

See page 59 for the Compensation Committee Report.

* If re-elected, Ms. Cheshire will assume the role of Chair of the Compensation Committee effective April 25, 2023.

Corporate Governance Committee



Chair: **Tony Anderson**

Meetings in 2022: 6

Members: **Berzin, Bowers, Young**





Committee is 100% Independent

Committee Responsibilities:

- Identifies and recommends qualified candidates for election by the Board and shareholders and oversees Board and Committee structure and composition
- Recommends Corporate Governance Guidelines and advises on corporate governance issues including evaluation processes for the Board, Committees, each Director, the Board Chair and CEO
- Oversees Exelon's environmental strategies, including climate change and sustainability policies
- Oversees Utility board governance policies and practices, qualifications and election of Utility directors, and annual review of the Utility boards and directors
- Reviews Exelon's director compensation program and retains an independent compensation consultant
- Authorized to retain an independent search firm to identify Director candidates

Board, Committee, and Individual Director Evaluations

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought Exelon has strong evaluation processes for its Board, Board Committees, and individual Directors.

Annual Board Evaluations

The Board conducts an annual assessment of its performance and effectiveness. The process is coordinated by the Board Chair and the Chair of the Corporate Governance Committee and considers recommendations from the Corporate Governance Committee on the process and criteria to be used for Board, Committee, and individual Director evaluations. The Corporate Governance Committee oversees and approves the annual formal board evaluation process.



1 INTERVIEWS

The Board Chair or the chair of the Corporate Governance Committee conduct one-on-one interviews with each Board member to discuss the below topics, among others that may arise. Directors are provided a list of questions and discussion topics to review prior to their interview. Interviews also seek practical input on what the Board should continue doing, start doing, and stop doing.

- Overall Board performance and areas of focus including strategic and business issues, challenges, and opportunities
- Board meeting logistics
- CEO, senior management, and Director succession planning
- Accountability to shareholder views
- Board Committee structure and composition
- Board culture and composition
- Management engagement with the Board and Committees
- Quality of materials provided to the Directors

2 DISCUSSION AND NEXT STEPS

Following the completion of such interviews, the Board Chair and chair of the Corporate Governance Committee collaborate to prepare and provide to the Board a summary of the assessment input provided. From there, the Board develops plans to take actions based on the results, as appropriate.



2022 OUTCOME

The Board's current structure, composition, and effectiveness were deemed to be very strong in light of consistently collaborative interactions.

Annual Committee Evaluations

All of the Board's standing Committees conduct annual assessments of their performance.

1 QUESTIONNAIRES	Committee Members complete written questionnaires focusing on the performance of each committee including whether Committee members possess the right skills and experiences or whether additional education or training is required, the sufficiency of their charters, whether there are sufficient meetings covering the right topics, whether meeting materials and presenters are effective, and other matters. In addition, these assessments also seek practical input on what Committees should continue doing, start doing, and stop doing.
2 DISCUSSION AND NEXT STEPS	A summary of all Committee assessment results is provided to the Corporate Governance Committee and Board for review and discussion. From there, the Board and Committees develop action plans based on the results, as appropriate
2022 OUTCOME	The Committees' current structure, composition, and effectiveness were deemed to be very strong in light of consistently collaborative interactions.

Biennial Individual Director Evaluations

Individual Director performance assessments include peer review by all members of the Board as well as input from members of senior management on the contributions and performance of each Director. Each Director is evaluated every other year and newer directors generally aren't reviewed until they've completed at least one full year on the Board.

1 INTERVIEWS

All Directors are interviewed by the Chair of the Corporate Governance Committee or by the Board Chair to provide input on each Director undergoing assessment. In addition, select members of senior management are interviewed to provide input based on their regular interactions with Directors. Directors and members of senior managements are provided a list of questions and discussion topics to review prior to their interviews. The interviews included the below topics as well as practical input on what Directors should continue doing, start doing, and stop doing.

- Meeting preparedness
- Meaningful and constructive participation and contributions
- Demonstrated independence
- Respectful, effective, and candid communication skills
- Company and industry knowledge
- Strategic foresight
- Openness to new learnings and training

2 DISCUSSION AND NEXT STEPS

After discussing the process and overall results with the Corporate Governance Committee, the Committee Chair collaborates with the Board Chair to provide constructive feedback separately to individual Directors for developmental opportunities. Individual assessment results are discussed with the Corporate Governance Committee in executive session.

Annual Utility Board and Director Evaluations

Oversight of the utility boards was strengthened in 2020 to provide for annual assessments of each utility board and utility director. Utility directors are provided a list of questions and topics to review prior to discussion with the utilities board chair (Calvin Butler). Results of these interviews are summarized orally and presented to the Corporate Governance Committee or Board as deemed appropriate. The Committee then develops plans to take actions based on the results, as appropriate feedback is communicated to individual directors as needed.

Director Orientation and Education

The Board has an orientation and onboarding program for new Directors and provides continuing education for all Directors that is overseen by the Corporate Governance Committee. The orientation program is tailored to the needs of each new Director depending on his or her level of experience serving on other boards and knowledge of the Company or industry. Materials provided to new Directors include information on the Company's vision and strategic direction, financial matters, principal operating businesses, corporate governance practices, Code of Business Conduct, risk management framework, and other key policies and practices, including each of the Company's policies related to interactions with public officials. The onboarding process includes a series of one-on-one meetings with members of senior management and their staff for deep-dive briefings on business units. New Directors are also invited to tour various Company facilities, depending on their orientation needs and preferences.

Continuing Education and Site Visits

Continuing director education is provided during portions of Board and Committee meetings and is focused on topics necessary to enable the Board to effectively consider issues before them at that time (such as new regulatory or accounting standards). Education may take the form of presentations from senior leadership or other subject matter experts within the Company, presentations from external advisors, or "white papers" which are deep dives into timely subjects or topics. The Audit and Risk Committee plans for at least one meeting a year in which a session is devoted to education on new accounting rules and standards and topics deemed to be helpful to having a good understanding of our accounting practices and financial statements.

Additionally, Directors may attend educational seminars and programs sponsored by external organizations. Directors may self-identify programs or choose from a curated list of external educational opportunities, including programs related to board governance and related matters as well as utility industry educational programs. The Company covers the cost for any Director who wishes to attend external programs and seminars on topics relevant to their service as Directors.

Directors are also invited from time to time to tour other facilities such as Exelon's cyber operations center, substations, and utility operations control centers. During these visits, Directors are able to interact directly with employees staffing key functions.

Governance Matters

Corporate Governance Principles

Our Corporate Governance Principles, together with the articles of incorporation, bylaws, Committee charters, and other policies and practices, provide the framework for the effective governance of Exelon. The Corporate Governance Principles address matters including the Board's responsibilities and role; Board structure, Director selection, evaluation, and other expectations; Board operations; Board Committees; and additional matters such as succession planning, executive stock ownership requirements, and our recoupment policy. The Corporate Governance Principles are reviewed periodically and were last amended in July 2022 to reflect evolving governance trends and to remain contemporary with the needs of the Company and its stakeholders.

Process for Communicating with the Board

Shareholders and other interested persons can communicate with any Director or the independent Directors as a group by writing to them at Exelon Corporation, Attn: Office of the Corporate Secretary, 10 South Dearborn Street, P.O. Box 805398, Chicago, IL 60680-5398. The Board has instructed the Corporate Secretary to review communications initially and transmit a summary to the Directors and to exclude from transmittal any communications that are commercial advertisements, other forms of solicitation, general shareholder service matters, or individual service or billing complaints. Under the Board policy, the Corporate Secretary will forward to the Directors any communication raising substantial issues. All communications are available to the Directors upon request.

Shareholders may also report an ethics concern with the Exelon Ethics Hotline by calling 1-800-23-ETHIC (1-800-233-8442). You may also report an ethics concern via email to **EthicsOffice@exeloncorp.com**.

Director Compensation

The Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding its non-employee Director compensation program. The Committee is authorized to engage outside advisors and consultants in connection with its review and analysis of Director compensation. The Committee takes various factors into consideration, including responsibilities of Directors generally, Board and Committee leadership roles such as the Board Chair and Committee Chairs, as well as the form and amount of compensation paid to directors at comparable companies. In 2022, the Committee engaged Meridian Compensation Partners, LLC (Meridian) to support the annual review of non-employee Director pay.

The non-employee Director compensation program comprises cash and equity components. The Board targets total compensation to be at the median level of compensation paid to directors at the peer group of companies used to benchmark executive compensation.

Cash Fees

The table opposite sets forth the cash compensation paid in 2022 to Exelon's non-employee Directors. Directors may elect to defer any portion of cash compensation into a non-qualified multi-fund deferred compensation plan. Under the plan, each Director has an unfunded account where the dollar balance can be invested in one or more of several mutual funds, including one fund composed entirely of Exelon common stock. Fund balances (including amounts invested in the Exelon common stock fund) are settled in cash and may be distributed in a lump sum or in annual installment payments upon a Director reaching age 65, age 72, or upon departure from the Board. These funds are identical to those that are available to Company employees who participate in the Exelon Employee Savings Plan.

Role	Annual Cash Retainer ($)
Non-Employee Director	125,000
Board Chair	180,000
Committee Chairs:	
Audit and Risk Committee	25,000
Compensation Committee	20,000
Corporate Governance Committee	20,000

Additionally, Directors who serve as members of special committees that may be formed from time to time receive fees of $5,000 per quarter for as long as the Committee remains needed, provided that the Board may determine that additional fees are appropriate depending on the nature and scope of the special committee.

Equity Compensation

A significant portion of Director compensation is provided in the form of equity to align the interests of Directors with the interests of shareholders. In 2022, Exelon's non-employee Directors received deferred stock units (DSUs) valued at $155,000. DSUs were granted quarterly in arrears and credited to a notional account based upon the closing price of Exelon common stock on the date the quarterly dividend is paid. DSUs earn dividend equivalents which are reinvested as additional stock units. Directors may opt to receive their DSUs upon reaching age 65, age 72, or upon their departure from the Board. DSUs will be settled in shares of Exelon common stock and will be distributed in either a lump sum or in annual installments based on each Director's election.

Based upon the Corporate Governance Committee's review of peer benchmarking completed in December 2022, the Board approved an increase in the value of directors' deferred stock units to $165,000 per year, effective January 2023. No other changes were made to the Director's compensation program.

The table below sets forth the amount of DSUs held by each non-employee Director as of December 31, 2022. The balances reported include additional DSUs accumulated as dividend equivalents.

Name	Total Deferred Stock Units (#)
Anderson	51,467
Berzin[1]	99,795
Bowers	5,292
Cheshire	10,380
Gutierrez	4,274
Jojo	37,229
Joskow	76,307
Young	20,578
Total All Directors	**305,322**

1. For Ms. Berzin, the balance also includes DSUs granted under the legacy Constellation Energy Group, Inc. Deferred Compensation Plan for directors that will be settled in cash on a 1 for 1 basis.

Stock Ownership Requirement

In December 2021, based on the Corporate Governance Committee's review of benchmarking information, the Board updated the Director share ownership requirement to five times the annual cash retainer. (The previous requirement had been a fixed number of shares.) All directors are required to meet the minimum stock ownership requirement within five years after their election to the Board. DSUs as well as common shares beneficially owned directly or indirectly are counted towards meeting the stock ownership guidelines. For more information about each Director's stock ownership, please refer to the "Stock Ownership of Directors and Executive Officers" table.

Other Benefits Provided

From time to time, Exelon Directors are invited to bring spouses or guests to Exelon or industry related events. When such invitations are extended, Exelon covers the cost of spousal or guest travel, meals, lodging and related activities. The value of spousal or guest related travel is calculated according to IRS regulations and imputed to the Director as additional taxable income. Directors also receive reimbursement to cover the additional taxes owed on such imputed income. However, in most cases there is no direct incremental cost to Exelon of providing transportation and lodging for a Director's spouse or guest when he or she accompanies the Director, and the only additional costs are those for meals and activities and to reimburse the Director for the taxes on the imputed income.

Additionally, under Exelon's matching gift program, the Exelon Foundation matches donations to eligible non-profit organizations, dollar for dollar, up to $15,000 per calendar year for Directors.

2022 Director Compensation

The following table summarizes the compensation paid for each of our non-employee Directors who served as a member of the Board and its Committees in 2022.

Director Name	Cash Fees ($) (Note 4)	Equity Compensation ($)	All Other Compensation ($) (Note 5)	Total Compensation ($)
Anderson	166,722	155,000	2,091	323,813
Berzin[1]	150,000	155,000	18,286	323,286
Bowers	144,674	155,000	15,000	314,674
Brlas[2]	12,486	13,347	—	25,833
Cheshire	144,674	155,000	15,000	314,674
de Balmann[2]	14,208	13,347	—	27,555
Gutierrez[1]	125,000	155,000	—	280,000
Jojo	138,626	155,000	15,000	308,626
Joskow[1]	125,000	155,000	—	280,000
Lawless[2]	14,208	13,347	—	27,555
Richardson[2]	14,208	13,347	—	27,555
Shattuck[3]	144,758	49,821	515,000	709,579
Young	257,510	155,000	857	413,367
Total All Directors	**1,452,074**	**1,343,209**	**581,234**	**3,376,520**

(1) Ms. Berzin, Secretary Gutierrez, and Dr. Joskow are not standing for election at Exelon's 2023 annual meeting of shareholders.

(2) Ms. Brlas, Mr. de Balmann, Mr. Lawless, and Admiral Richardson departed the Board in connection with the separation of Constellation from Exelon, effective February 1, 2022.

(3) Mr. Shattuck retired and did not stand for election at Exelon's 2022 annual meeting of shareholders.

(4) Includes annual Board and Committee retainers including any amounts voluntarily deferred into the Director Deferred Compensation Plan. Amounts reported for Ms. Cheshire and Messrs. Anderson, Bowers, de Balmann, Lawless, and Shattuck each include fees for membership on one or more special committees. Prorated retainers were paid to Ms. Brlas and Messrs. de Balmann, Lawless, Richardson, and Shattuck.

(5) Amounts reported in this column include contributions made by Exelon in honor of Board service or under Exelon's matching gift program. Amounts reported in this column include contributions of $15,000 for each of Mses. Berzin, Cheshire and Jojo and Messrs. Bowers and Shattuck in matching gifts. For Mr. Shattuck, who departed from the Board in 2022, the amount shown reflects a one-time contribution of $500,000 made by Exelon to charitable organizations in honor of his years of service to Exelon. For Mr. Anderson, Ms. Berzin and Mr. Young the amount shown includes $818, $660, and $595 respectively which represent the incremental cost for certain, non-travel related benefits, as described above, primarily related to the Exelon Board Strategy Retreat. All spouse or guest travel on corporate aircraft occurred at the invitation of Exelon and in conjunction with the director traveling to and from Exelon business events so there was no incremental cost to Exelon for any spouse or guest travel other than the reimbursement of income taxes owed by the director for these benefits. Mr. Anderson, Ms. Berzin, and Mr. Young received $1,274, $2,626, and $262 respectively for the reimbursement of additional taxes due on the value of the travel and non-travel related benefits received.



Audit Matters

PROPOSAL
2

Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2023

The Audit and Risk Committee and the Board of Directors have determined that the retention of PricewaterhouseCoopers LLP (PwC) as the independent auditor remains in the best interests of the Company and its shareholders based on the Audit and Risk Committee's level of satisfaction with the quality of services provided by PwC and consideration of factors described below. PwC has served as the Company's independent auditor since 2000. The Committee believes PwC's tenure as Exelon's independent auditor is a benefit to audit quality given its experience with the Company and knowledge of the business. Because of PwC's familiarity with Exelon, the firm has developed and implemented efficient and innovative audit processes, which has enabled the provision of services for fees considered competitive by the Committee and has demonstrated an ability to focus on risks significant to the Company and its industry.



The Board recommends a vote "FOR" the ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2023.

Evaluation of the Independent Auditor

The Audit and Risk Committee regularly considers the independence, qualifications, compensation, and performance of its independent auditor. In 2018, the Committee approved an evaluation framework developed by management to assist with the Committee's annual assessment of the independent audit firm, which includes the solicitation of feedback from management and the members of the Audit and Risk Committee. Results of the full assessment were discussed by the Committee as part of its annual review process. Using the framework, the Audit and Risk Committee assessed the following four areas in addition to a consideration of the independent audit firm's independence.

QUALITY OF THE INDEPENDENT AUDIT FIRM AND AUDIT PROCESS	• The number of restatements, material weaknesses and significant deficiencies to determine if any items should have been reasonably identified by the independent audit firm. • Results of the 2021 PCAOB Inspection report issued in November 2022. • The risk associated with the independent audit firm based on their financial stability, compliance with applicable laws and professional standards, pending litigation or judgments against the independent audit firm, and results of applicable independent audit firm inspections.
ALIGNMENT WITH EXELON'S CORE VALUES	• Whether the independent audit firm and onsite team demonstrate a commitment to diversity, equity, and inclusion (DEI) aligned with Exelon's core values. • Annual DEI assessment of third-party finance vendors by management led to PwC's appointment to the DEI honor roll for the tenth consecutive year.
LEVEL OF SERVICE PROVIDED BY THE INDEPENDENT AUDIT FIRM	• Results of annual assessment distributed to the Committee and management with high interactions with the independent audit firm. • Open access and engagement with PwC subject matter experts providing valuable insights on matters important to Exelon.
GOOD FAITH NEGOTIATION OF FEES	• Robust biennial fee negotiations process. • Review of fees incurred for reasonableness against the annually approved fees and reported current fee estimates provided to the Committee quarterly.

Independence

In addition to the assessment areas discussed above, the Committee also engaged in an assessment of PwC's independence controls through the provision of its required communications in addition to the independence demonstrated by PwC through forthright, candid and prompt communications in general, and on related independence matters, when needed. Based on the results of its assessment, the Audit and Risk Committee found PwC to be independent from the Company and its management and appointed PwC as its independent auditor for 2023.

Tenure

PwC has served as the Company's independent auditor since 2000. In considering the tenure of PwC as our independent auditor, the Committee carefully considers the benefits of a long tenure in light of the robust controls in place to safeguard independence.

Benefits of Tenure

- **Enhanced Audit Quality.** PwC's deep familiarity with the utilities industry and Exelon's businesses and operations, accounting policies and practices, and internal controls over financial reporting is valuable to the Company and its shareholders. PwC's institutional knowledge and experience is balanced by the fresh perspective delivered by changes in the audit team resulting from mandatory audit partner rotation and routine turnover within the team that provides for new perspectives while still keeping the historic understanding of the Company.
- **Continuity Mitigates Disruption Risk.** Bringing on a new independent auditor, without reasonable cause, would require management to devote significant resources and time to educating a new independent auditor to reach a comparable level of familiarity with our business and control framework, potentially distracting from management's focus on financial reporting and internal controls.
- **Efficient Audit Plans.** PwC's knowledge of our business and control framework allows it to develop and implement efficient and innovative audit processes, enabling the provision of services for fees considered by the Committee to be competitive.

Key Independence Controls

- **Committee Oversight.** The Committee and Chair hold regular executive sessions with the independent auditor during which the Committee discusses the scope of PwC's audit; any problems or difficulties encountered or observations made. Additionally, on at least an annual basis PwC provides the Committee reports regarding its independence.
- **Lead Partner Rotation.** Under current legal requirements, the lead engagement partner for the independent audit firm may not serve in that role for more than five consecutive fiscal years, and the Committee ensures the regular rotation of the audit engagement team partners as required by law. The Committee is directly involved in the consideration and selection of its lead engagement partner.
- **Limits on non-audit services.** The Committee has exclusive authority to pre-approve non-audit services and determine whether such services are consistent with auditor independence.
- **Independence assessment.** On at least an annual basis, PwC provides the Committee reports regarding independence; conducts periodic internal reviews of its audit and other work and assesses the adequacy of partners and other staff serving the Company's account consistent with independence requirements.

Request for Shareholder Ratification

As a matter of good corporate governance, the Board submits the selection of its independent audit firm to shareholders for ratification each year. If the selection of PwC is not ratified by shareholders, the Audit and Risk Committee will reconsider its selection, but no assurance can be given that the Committee will change the appointment. Even if the selection of PwC is ratified, the Audit and Risk Committee may appoint a different independent audit firm at any time if it determined that such a change would be appropriate.

Representatives of PwC will participate in the annual meeting to answer questions and will have the opportunity to make a statement.

Critical Audit Matters

In conformance with Public Company Accounting Oversight Board rules, the Committee reviewed and discussed with PwC one critical audit matter arising from the current period audit of Exelon's financial statements. Critical audit matters (CAMs) are defined to be any matter arising from the audit of the financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that 1) relate to accounts or disclosures that are material to the financial statements and 2) involve especially challenging, subjective, or complex audit judgment. The Committee concurred with PwC's assessment and identification of the CAMs contained in its Audit Report included within Exelon's 2022 Annual Report on Form 10-K.

Independent Auditor Fees

The table presents all fees billed to us by PwC for the two most recent fiscal years. The fees for 2021 included the audit of Exelon inclusive of Constellation Energy Group, which was spun-off to Exelon shareholders in 2022.

	Year Ended December 31,	
(in thousands)	**2022**	**2021**
Audit Fees[1]	**$15,269**	$24,432
Audit Related Fees[2]	**225**	1,080
Tax Fees[3]	**662**	1,530
All Other Fees[4]	**2,666**	1,228
Total:	**$18,822**	$28,270

1. Audit fees include financial statement audits and reviews under statutory or regulatory requirements and services that generally only the auditor reasonably can provide, including SEC and FERC financial statement audits and reviews, review of documents filed with the SEC, issuance of comfort letters and consents for debt issuances and other attest services required by statute or regulation.
2. Audit related fees consist of assurance and related services that are traditionally performed by the principal auditor and are reasonably related to the performance of the audit or review of the financial statements, audits of stand-alone financial statements or other assurance services to comply with contractual requirements, financial accounting, or reporting and control consultations.
3. Tax fees consist of tax compliance, planning and advice services, including tax return preparation, refund claims, tax payment planning, assistance with tax audits and appeals, advice related to mergers and acquisitions and transactions, or requests for rulings or technical advice from tax authorities.
4. All other fees primarily reflect system implementation quality assurance services, some of which will be allocated to Constellation Energy Group pursuant to separation-related services agreements, but also include fees incurred in connection with the receipt of an SEC subpoena requesting information related to the facts underlying the deferred prosecution agreement entered into by ComEd.

Fees Subject to Pre-Approval Policy

Pursuant to the Audit and Risk Committee's pre-approval policy, the Committee pre-approves all audit and non-audit services to be provided by the independent auditor taking into account the nature, scope, and projected fees of each service as well as any potential implications for auditor independence. The policy specifically sets forth services that the independent auditor is prohibited from performing by applicable law or regulation. Further, the Audit and Risk Committee may prohibit other services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent auditor. Predictable and recurring audit and permitted non-audit services are considered for pre-approval by the Audit and Risk Committee on an annual basis.

For any services not covered by these initial pre-approvals, the Audit and Risk Committee has delegated authority to the Committee Chair to pre-approve any audit or permitted non-audit service with fees in amounts less than $500,000. Services with fees exceeding $500,000 require full Committee pre-approval. The Audit and Risk Committee receives quarterly reports on the actual services provided by and fees incurred with the independent auditor. No services were provided pursuant to the de minimis exception to the pre-approval requirements contained in the SEC's rules.

Report of the Audit and Risk Committee

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal controls over financial reporting. PricewaterhouseCoopers LLP (PwC), the Company's independent auditor for the year ended December 31, 2022, is responsible for auditing those financial statements and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of the Company's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit and Risk Committee has reviewed and discussed with management and PwC the Company's audited financial statements for the year ended December 31, 2022, including the critical accounting policies applied by the Company in the preparation of these financial statements and PwC's evaluation of the Company's internal control over financial reporting. The Audit and Risk Committee has also discussed with PwC the matters required to be discussed pursuant to PCAOB standards and had the opportunity to ask PwC questions relating to such matters. PwC has provided to the Audit and Risk Committee the written disclosures and PCAOB-required letter regarding its communications with the Audit and Risk Committee concerning independence, and the Audit and Risk Committee has discussed the independent audit firm's independence with PwC.

In reliance on these reviews and discussions and other information considered by the Committee in its judgment, the Audit and Risk Committee recommended to the Board, and the Board approved, that the audited financial statements be included in Exelon Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Ann Berzin, **Chair**
Paul Bowers
Marjorie Rodgers Cheshire
Carlos Gutierrez
Linda Jojo
Paul Joskow



Executive **Compensation**

PROPOSAL 3

Say-on-Pay: Advisory Vote on Executive Compensation

We provide shareholders with a say-on-pay vote every year at the annual meeting of shareholders. While the vote is non-binding, the Board and Compensation Committee take the results of the vote into consideration when evaluating the executive compensation program. Accordingly, you may vote to approve or not approve the following advisory resolution on the compensation of the named executive officers at the 2023 annual meeting:

RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2023 Annual Meeting of Shareholders pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table and the other related tables and disclosure.



The Board recommends a vote "FOR" the approval of the compensation paid to the Company's named executives, as disclosed in this proxy statement.

Compensation Discussion & Analysis (CD&A)

Overview

This CD&A discusses Exelon's 2022 compensation for our named executive officers (or NEOs) comprising our CEO, CFO, and the three other most highly compensated executive officers serving as of the end of 2022. These officers are listed below.



Calvin G. Butler, Jr.
President & Chief Executive Officer, Exelon



Jeanne Jones
Executive Vice President and Chief Financial Officer, Exelon



Gayle Littleton
Executive Vice President and Chief Legal Officer, Exelon



David Glockner
Executive Vice President, Compliance, Audit and Risk, Exelon



Gil Quiniones
Chief Executive Officer, ComEd

The CD&A also describes the compensation of the Company's former President and Chief Executive Officer, **Christopher Crane** and former Senior Executive Vice President and Chief Financial Officer, **Joseph Nigro**. Mr. Crane retired from his position as President and Chief Executive Officer effective December 30, 2022 and Mr. Nigro ceased serving as the Company's Chief Financial Officer effective October 17, 2022.

Compensation Philosophy and Objectives

The goals of our executive compensation program are to motivate executives to achieve long-term success and grow shareholder value and to encourage the retention of key talent. The Committee sets challenging performance metrics that are tied to the Company's financial and operational goals. Financial targets are based our internal business plans and external market factors. The following objectives and principles guide the design of our compensation program:

Objective	Practices that Support this Philosophy
ACCOUNTABILITY AND LONG-TERM PERFORMANCE	• Our compensation program promotes pay-for-performance by linking business performance with shareholder returns and payouts and supporting the execution of Exelon's business strategy over multi-year periods to drive the success of our long-term strategy. • We set target performance levels that are challenging, but reasonably achievable, and are aligned to the goals we communicate to investors. • Incentive compensation is tied to Exelon's overall company performance; for Utility executives, the majority of their annual incentive is tied to utility-specific results.
INVESTOR ALIGNMENT	• We engage directly with shareholders and will initiate responsive actions when appropriate. • Executive stock ownership requirements align the long-term interests of our executives with our shareholders. • The Compensation Committee may exercise discretion when necessary to align actual payouts with business performance and shareholder returns.
BALANCE	• Our design balances short-and long-term objectives as well as financial and operational goals to motivate measured, but sustainable and appropriate, risk-taking. • Cash payments reward the achievement of short-term goals while equity awards encourage our executives to deliver strong results over multi-year performance periods.
COMPETITIVE	• Competitive compensation is provided to attract, engage, and retain talented executives with a strong track record of success, assuring a high performing and stable executive leadership team. • Our compensation program factors in the size and complexity of Exelon's business, peer group market data, internal equity considerations, experience, succession planning, performance, and retention.

2022 Compensation Program Structure

In keeping with Exelon's executive compensation philosophy and objectives, the Compensation Committee oversaw the design of the executive compensation program comprising fixed and variable compensation elements as summarized below.

The following table provides a summary of the compensation program for each of our NEOs. Since Mr. Quiniones is the CEO of ComEd, his AIP goals are based on a mix of Adjusted (non-GAAP) operating EPS and ComEd-specific operational goals.

Pay Element	Form	Measurement/Performance	Purpose
Salary	Cash	Merit Based	Fixed income at competitive, market-based levels attracts and retains top talent.
Annual Incentive Plan (AIP)	Cash	**60%** - Adjusted (non-GAAP) operating EPS* **15%** - Outage Duration (CAIDI) **15%** - Outage Frequency (SAIFI) **10%** - Customer Satisfaction Index	Motivates executives to achieve key financial and operational objectives using adjusted (non-GAAP) operating EPS* and operational goals that reflect our commitment to remain a leading energy provider.
Long-Term Incentive Plan (LTIP)	**67%** Performance Shares	**33.4%** - Exelon CFO/Debt* **33.3%** - Exelon Net Income* **33.3%** - Utility Earned ROE* (Based on cumulative performance over 3-year cycle for Exelon Net Income* defined as adjusted (non-GAAP) operating earnings and 3-year average for Exelon CFO/Debt* and Utility Earned ROE*; subject to a 3-year TSR Modifier)	Drives executive focus on long-term goals supporting utility growth, financial results, and capital stewardship. Rewards the relative achievement of financial goals and Exelon's TSR as compared with the TSR of utility peers (UTY) over three-year period (TSR Modifier).
	33% Restricted Stock Units	Time-based award vests one-third per year over 3 years; no performance metrics	Balances LTI portfolio by providing executives with market competitive time-based awards.

* See Appendix A for definitions of non-GAAP measures.

Alignment between Business Strategy & Compensation

Exelon's value proposition, as articulated below in five strategic business objectives, reflects our continued focus on key strategic initiatives expected to drive strong operational and financial performance. The table below demonstrates the linkage between Exelon's value proposition and the compensation components or metrics used in our executive compensation program.

2022 Strategic Business Objectives	Compensation Component or Metric		2022 Performance Highlights
	AIP	LTIP	
1 OPERATIONAL EXCELLENCE TO SUPPORT ACHIEVEMENT OF FINANCIAL OBJECTIVES	OUTAGE DURATION, OUTAGE FREQUENCY, & CUSTOMER SATISFACTION		All utilities achieved top-quartile CAIDI; BGE, ComEd, and PECO achieved best-on-record SAIFI performance; gas utilities achieved top decile odor response; and 3 of our 4 utilities achieved top quartile customer satisfaction.
2 EPS GROWTH OF 6-8% AND RATE BASE GROWTH OF 8.1% FROM 2021 - 2025	ADJUSTED (NON-GAAP) OPERATING EPS*	EXELON NET INCOME*	Adjusted (non-GAAP) operating EPS* of $2.27, exceeding the midpoint of guidance of $2.25 and rate base growth representing 8.1% growth over guidance for 2021 provided during 2022 Analyst Day.
3 SUPPORT UTILITY GROWTH, DEBT REDUCTION AND THE DIVIDEND		EXELON CFO/DEBT*	Issued $575M of equity to support a balanced funding strategy in support of a strong balance sheet and paid out $1.35 per share of dividends in alignment with our total shareholder return proposition.
4 INVEST IN UTILITIES WHERE WE CAN EARN AN APPROPRIATE RETURN		UTILITY EARNED ROE*	Invested approximately $7.2 billion at our electric and gas companies to replace aging infrastructure and enhance reliability and resiliency for the benefit of customers.
5 CREATE SUSTAINABLE VALUE FOR SHAREHOLDERS BY EXECUTING BUSINESS STRATEGY		RELATIVE TSR (Modifier)	Outperformed the UTY by 7.68% for 2022 with Exelon's TSR at 8.33%.

CEO Pay for Performance Alignment


88.6%
Pay at Risk
11.4%
Base Salary
15.9%
AIP
72.7%
LTIP

Calvin Butler

Upon Mr. Butler's promotion to the role of President and Chief Executive Officer effective December 31, 2022, the Compensation Committee and Board approved the following compensation for Mr. Butler. In keeping with its prior practice, a significant portion of Mr. Butler's total direct compensation is in the form of long-term incentives at 73%, which is consistent with the compensation of CEOs in Exelon's peer group.

Base Salary: Effective December 31, 2022, Mr. Butler's base salary was increased 28.5% from $975,000 to $1,250,000.

AIP Award Payout: Payout for 2022 performance results was pro-rated to align with Mr. Butler's promotions on October 17, 2022 (to the role of President and Chief Operating Officer) and December 31, 2022, and based on Exelon's above target performance of 110.75%.

2020-2022 Performance Share Payout: Performance, inclusive of the TSR modifier was above target at 104.98%.


90.8%
Pay at Risk
9.2%
Base Salary
14.8%
AIP
76.0%
LTIP

Christopher Crane

The Compensation Committee and Board approved the following compensation for Mr. Crane in February 2022. Consistent with prior years, a significant portion of Mr. Crane's total direct compensation was in the form of long-term incentives at 76%, which is consistent with the compensation of CEOs in Exelon's peer group.

Base Salary: Base salary was increased 2.5% from $1,305,930 to $1,338,578.

AIP Award Payout: Payout for 2022 performance results was pro-rated to align with Mr. Crane's retirement date of December 30, 2022, and based on Exelon's above target performance of 110.75%.

2020-2022 Performance Share Payout: Performance, inclusive of the TSR modifier was above target at 104.98%. The independent members of the Board approved the Compensation Committee's recommendation to reduce the payout of Mr. Crane's 2020-2022 performance share award by $4,249,809, an adjustment intended to reflect the impact to Mr. Crane's performance share payout if the corporate fine paid in connection with the 2020 deferred prosecution agreement entered into by Exelon subsidiary Commonwealth Edison Company had been taken into account in the financial performance calculations for 2020 that were used to determine that payout. The independent directors believe this adjustment is appropriate because Mr. Crane was serving as CEO of Exelon, Commonwealth Edison's parent, at the time the conduct described in Commonwealth Edison's deferred prosecution agreement occurred. More generally, the independent directors believe this adjustment is consistent with Exelon's commitment to CEO accountability for all aspects of the Company's performance and is supportive of its strong culture of ethics and compliance.

Shareholder Engagement

3-YEAR AVERAGE SAY-ON-PAY SUPPORT:

93.5%

The Compensation Committee regularly reviews executive compensation, taking into consideration input received through Exelon's regular and ongoing engagement with investors. Feedback is solicited over the course of the year through our ongoing shareholder engagement program and in connection with the annual meeting of shareholders. As discussed on page 28, during 2022, Exelon engaged with a significant cross-section of our shareholder base, representing approximately 36% of Exelon's outstanding shares. Feedback from all discussions was shared with the appropriate Board Committee and/or the full Board.

Shareholders expressed overall approval for Exelon's executive compensation program and design, as demonstrated by the 2022 say-on-pay vote results of 93.98%. Some investors also expressed support for the addition of an ESG-focused metric as part of the AIP. The Compensation Committee engaged in a study of the feasibility of including an ESG-related performance metric as part of the AIP design for 2023. Based on input and market research from its independent compensation consultant, Meridian Compensation Partners, LLC, the Compensation Committee approved a change to the 2023 AIP design to include an ESG modifier that will align and reinforce the Company's focus on driving its ESG strategy. Starting with the 2023 AIP (payable in the first quarter of 2024), the ESG modifier may increase or decrease the overall payout up to ±10%. See discussion on page 60 for more details.

Base Salary

When evaluating whether to make adjustments to base salary, the Compensation Committee considers a number of factors including the outcome of the annual merit review and results of the annual market assessment of NEO and CEO compensation provided by the Committee's independent compensation consultant. The Committee also takes into account the need to retain an experienced team along with job promotions, individual performance; scope of responsibility, leadership skills and values, current compensation, internal equity, and other legacy matters.

For the CEO's compensation, the Compensation Committee recommends CEO compensation to the independent members of the Board. In February 2022, the Compensation Committee recommended a 2.5% increase to Mr. Crane's base salary based on the annual market assessment conducted by the independent compensation consultant, Meridian Compensation Partners LLC. In December 2022, the Compensation Committee approved a 28.2% increase to Mr. Butler's base salary, which reflects the annual market assessment of his compensation and his promotion to CEO.

For the NEOs' compensation, the Compensation Committee sets base salaries for each NEO (other than CEO), which may be adjusted following an annual review. Base salary adjustments are effective as of March 1 each year. In January 2022 as part of its annual review, the Compensation Committee approved a 2.5% increase in base salary for all NEOs except for Mr. Quiniones due to his date of hire.

Annual Incentive Program (AIP)

AIP Overview

The AIP is an annual cash incentive program that provides our NEOs the opportunity to receive an annual cash award based on the achievement of predetermined financial and operational goals.

In connection with the separation of Constellation from Exelon, which was effective February 1, 2022, the metrics for the 2022 AIP program were adjusted to reflect the financial and operational goals of post-separation Exelon. The AIP program retains focus on a single financial metric (adjusted (non-GAAP) operating EPS*) and operational metrics that are aligned with the focus on driving outstanding customer experiences. Operational metrics continue to include measurements of the duration and frequency of outages as captured by CAIDI and SAIFI and introduces a new customer satisfaction metric.

The following table provides a summary of the 2022 AIP program for each of our NEOs other than Mr. Quiniones.

	Metrics	Purpose
Financial Goals (60%)	**Adjusted (non-GAAP) Operating EPS* (60%)** The Company's net income from ongoing business activities divided by average shares outstanding during the year and adjusted to exclude certain costs, expenses, gains and losses, and other specified items.	Supports commitment to provide solid returns to our shareholders and to support and grow our dividend.
Operational Goals (40%)	**Outage Duration (CAIDI) (15%):** Measure of the total number of customer interruption minutes divided by the total number of customers served.	Supports commitment to providing reliable power and quickly responding to interruptions, which are essential to operations and customer satisfaction.
	Outage Frequency (SAIFI) (15%): Measure of the total number of customer interruptions divided by the total number of customers served.	Supports commitment to dependable infrastructure and reliable power, which are essential to operations and customer satisfaction.
	Customer Satisfaction Index (10%): An index score for each customer segment is computed by averaging the mean ratings from three measures: overall satisfaction, meeting expectations and overall favorability.	Supports commitment to meeting the needs and expectations of our customers with best-in-class service.

Since Mr. Quiniones is CEO of ComEd, his AIP goals are based on 25% Adjusted (non-GAAP) operating EPS* and 75% ComEd-specific goals:

	Metrics		
Exelon Goals (25%)	**Adjusted (non-GAAP) Operating EPS***		
ComEd-only Goals (75%)	• 25% ComEd Operating Net Income*	• 2.5% Safety Best Practices	• 5.0% First Contact Resolution
	• 20% ComEd Total O&M Expense	• 5.0% Outage Frequency (SAIFI)	• 5.0% Customer Satisfaction Index
	• 2.5% Value Based Engagements	• 5.0% Outage Duration (CAIDI)	• 5.0% EIMA Reliability Metrics Index

AIP Goal Setting and Rigor

Exelon's goal-setting process employs a multi-layered approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to ensure that the goals are sufficiently rigorous. Such considerations include:

- **Recent History** - Goals generally reflect a logical progression of results from the recent past
- **Relative Performance** - Performance is evaluated against a relevant group of the Company's peers
- **Shareholder Expectations** - Goals are aligned with externally communicated financial guidance and shareholder expectations
- **Strategic Objectives** - Near-and intermediate-term goals follow a trend line consistent with long-term aspirations
- **Sustainable Sharing** - Earned awards reflect a balance of shared benefits for shareholders and participants

The Compensation Committee annually reviews AIP components, targets, and payouts to ensure that they are challenging, contain appropriate stretch, and are designed to mitigate excessive risk taking. The Committee considers short- and long-term financial and operational results relative to our internal goals. Goals for the AIP, including adjusted (non-GAAP) operating EPS*, are set in January/early February around the same time that Exelon provides full-year guidance for EPS and other key financial metrics. Each financial and operational goal includes "threshold," "target," and "distinguished" performance levels.

FINANCIAL GOALS 60%

Building on past goal rigor, the Compensation Committee set an adjusted (non-GAAP) operating EPS* AIP target for 2022 at $2.25, with a "distinguished" goal set significantly above the upper end of Exelon's full-year EPS guidance.

The following table depicts Exelon's goal setting rigor and practice of setting the adjusted (non-GAAP) operating EPS* target at the mid-point (or higher) of the guidance range. The guidance ranges for 2020 and 2021 included Exelon's generation business which was spun-off in February 2022. The 2022 target shown below represents an 8% increase compared to the pre-separation adjusted (non-GAAP) operating EPS* target for the utilities.

Year	Initial Full-Year Guidance Range	Target (100%)	Performance as Percentage of Target
2022	$2.18 - $2.32	$2.25	112.5%
2021	$2.60 - $3.00	$2.87	106.7%
2020	$3.00 - $3.30	$3.19 - $3.22	75.0%

OPERATIONAL GOALS 40%

Operational target metrics for 2022 were set at challenging levels that corresponded to top quartile performance compared to industry standards. Distinguished performance levels were set to outpace the industry's best-in-class performance.

The following table shows the target and relative performance for each operational metric. Only one year of data is shown for Customer Satisfaction Index which was a new metric in 2022.

AIP Operational Goals	Year	Target (100%)	Performance as Percentage of Target
Outage Duration (CAIDI)	2022	80	100.0%
	2021	84	160.0%
	2020	85	200.0%
Outage Frequency (SAIFI)	2022	0.61	140.0%
	2021	0.69	160.0%
	2020	0.69	176.9%
Customer Satisfaction Index[1]	2022	8.15	72.5%

(1) New metric in 2022

2022 AIP Performance and Payout Determinations

The following table details the 2022 threshold, target, and distinguished or maximum performance goals, and the results achieved. The performance factor for 2022 AIP awards was calculated to be **110.75%** of target.

AIP targets are set and expressed as a percentage of base salary. At the end of the year, the performance factor is calculated based on the weighted average of the actual results for each of the performance metrics. The final AIP award is calculated by multiplying the target award by the performance factor. Final awards can range from 0% to 200% of target. There are no individual performance modifiers for Exelon's executive officers, including the NEOs.

	Performance Scale			Performance		
AIP Metrics:	**Threshold (50%)**	**Target (100%)**	**Distinguished (200%)**	**Actual Performance**	**as % of Target**	**Weighted Performance**
Adjusted (non-GAAP) Operating EPS*	$2.09	$2.25	$2.41	$2.27	112.5%	67.5%
CAIDI	90	80	65	80	100.0%	15.0%
SAIFI	0.80	0.61	0.46	0.55	140.0%	21.0%
Customer Service	7.95	8.15	8.40	8.04	72.5%	7.25%
				Performance Factor:		**110.75%**

The following table shows actual AIP payout amounts awarded to Exelon's NEOs.

Name	AIP Target (% of Salary)	Dollar Value of AIP Target ($)	Performance Factor	Actual Award ($)
Butler[1]	103.36%	965,606	110.75%	1,069,409
Jones[2]	64.09%	333,832	111.93%	373,663
Littleton[3]	86.09%	535,712	110.75%	593,301
Glockner	80.00%	496,920	110.75%	550,339
Quiniones[4]	80.00%	468,000	130.00%	608,400
Crane[5]	160.00%	2,135,857	110.75%	2,365,462
Nigro	100.00%	842,935	110.75%	933,551

1. Mr. Butler's AIP target is a blended target based on the percentage of the year in his former positions of Executive Vice President and Chief Operating Officer (AIP target of 100%) and President and Chief Operating Officer (AIP target of 115%) and in his current position as President and Chief Executive Officer (AIP target of 140%).
2. Ms. Jones' AIP target is prorated based on her former AIP target of 55% (with a performance factor of 112.61%) and her current AIP target of 90% (with a performance factor of 110.75%) in connection with her promotion to Executive Vice President and Chief Financial Officer on October 17, 2022.
3. Ms. Littleton's AIP target is prorated based on her former target of 85% and her current AIP target of 90% effective as of October 17, 2022.
4. Mr. Quiniones' original formulaic AIP Performance Factor for the ComEd CEO plan was 149.27%. A material portion of Mr. Quiniones' AIP payout is based on the performance of ComEd (metrics noted above). However, the Company limits the amount of any potential AIP award earned if overall company profitability is below particular thresholds, which limit ensures alignment with shareholders. Consequently, Mr. Quinones' AIP award was reduced from 149.27% of target to 130% of target.
5. Mr. Crane's award is pro-rated to reflect his employment for 364 days in 2022.

Long-Term Incentive Program (LTIP)

LTIP Overview & Goal Setting Process

The Compensation Committee grants long-term equity incentive awards annually at its first regular meeting each year. Once the total target equity incentive award is determined, the value is split between RSUs (33%) and performance shares (67%). RSUs vest ratably over three years and are not subject to performance metrics. RSUs receive dividend equivalents that are reinvested as additional RSUs and remain subject to the same vesting conditions as the underlying RSUs.

Impact of Separation on the 2020 – 2022 and 2021 - 2023 LTIP Programs

Performance shares are typically earned based on performance achieved over a three-year period; however, under the terms of Exelon's Long-Term Incentive Plans, the Compensation Committee is authorized to "appropriately adjust" outstanding equity-based compensation awards in the event of a spin-off transaction. The Compensation Committee made the adjustments discussed below by using the five-day pre- and post-separation volume-weighted average prices (VWAP) in order to maintain overall award values.

2020 – 2022 Performance Shares - In connection with the Company's spin-off of Constellation Energy Group on February 1, 2022, the Compensation Committee adjusted the 2020-2022 performance shares based on performance metrics achieved for the two-year period of January 1, 2020 - December 31, 2021. Similarly, the TSR modifier (described in more detail below), was also measured for the same two year-period. Following the determination of the performance metrics as of December 31, 2021, the Compensation Committee determined to convert the awards to time-based awards that vested on the original schedule, i.e., at the Committee's January 23, 2023, meeting at which point the value of the awards was calculated based on the day's closing stock price of $41.82.

2021 – 2023 Performance Shares – Target performance share awards were adjusted by the TSR multiplier of 23.17% calculated based on Exelon's 2021 TSR relative to that of the UTY for the 2021 calendar year. On January 28, 2022, the Compensation Committee detemined to further adjust the awards by modifying the performance goals to reflect adjusted utility-based performance goals for Exelon participants and generation-based performance goals for Constellation Energy Group participants. All other terms of the awards remain unchanged.

The performance metrics underlying the 2020-2022 and 2021-2023 performance share awards are listed below.

Metrics:	Utility Earned ROE* (33.3%)	Utility Net Income* (33.3%)	Exelon FFO/Debt* (33.4%)
Definition:	Average utility ROE weighted by year-end rate base.	Aggregate utility adjusted (non-GAAP) operating earnings*, including Exelon hold-co net operating income (loss).	Ratio of funds from operations to total debt.
Purpose:	Measure of value created by utility businesses. Aligned with our strategy to invest in our utilities where we can earn an appropriate return.	Measures financial performance of the utilities. Aligned with our strategy to grow our regulated utility business.	Key ratio for determining our credit rating and thereby our access to capital. Aligned with our strategy to generate free cash and reduce debt.

The 2022-2024 LTIP program is generally consistent with the prior structure detailed above with one modification that changes the credit rating metric used from Funds from Operations (FFO)/Debt (an S&P metric) to Cash from Operations (CFO)/Debt (a Moody's metric).

LTIP Goal Setting

Performance share targets are based on external commitments and performance scales aligned to industry standards. The 2020-2022 performance scale range for the Utility Earned ROE and Utility Net Income metrics were based on setting threshold performance at 90% and distinguished performance at 110%, with target performance set in line with external commitments. Target performance for the Exelon FFO/Debt metric is aligned with the expectations of credit rating agencies.

The Compensation Committee used the following process to determine performance share award targets:

- Performance targets (including threshold, target, and distinguished levels) for each of the metrics are set in January or February of each performance cycle.
- We do not disclose actual three-year targets used in our performance share award cycles until each cycle has been completed. We feel it is important to safeguard the confidentiality of our long-term outlook on projected performance, especially in light of changes in our industry, with our peer companies, and the overall utility market. This policy supports the propriety of our long-standing disclosure practices to only issue annual performance guidance as part of our financial disclosure policies.
- At the end of the three-year cycle, the performance factor is calculated based on the weighted average of the actual results for each of the performance metrics. (As noted above, for the 2020 – 2022 cycle, the performance metrics were measured over a two-year period.)

LTIP Goal Rigor

To ensure adequate rigor for the financial targets applicable to the 2020-2022 performance share award cycle, targets were aligned to Exelon's long-range business plan and external commitments.

	Performance Cycle:	Target 100%	Performance as Percentage of Target
Utility ROE*	2020 - 2022	9.4%	90.0%
	2019 - 2021	9.3%	94.4%
	2018 - 2020	9.3%	76.9%
Utility Net Income* (in millions)	2020 - 2022	$2,317	85.2%
	2019 - 2021	$2,053	97.2%
	2018 - 2020	$1,880	76.1%
Exelon FFO/Debt* **(%)**	2020 - 2022	≥18%<22%	100.0%
	2019 - 2021	≥18%<22%	50.0%
	2018 - 2020	≥18%<22%	75.0%

2020 - 2022 LTIP Performance and Payout Determinations

The following table details the threshold, target, and distinguished (or maximum) performance goals, and the results achieved for the 2020 – 2022 performance cycle. (See page 52 for performance calculation detail.)

	Performance Scale							
LTIP Metrics:	Threshold (50%)	75%	Target (100%)	125%	Distinguished (150%)	Final Plan Performance	Performance as % of Target	Weighted Performance
Utility Earned ROE*	8.4%	—	9.4%	—	10.1%	9.2%	90.00%	29.97%
Utility Net Income* (in millions)	$2,051	—	$2,317	—	$2,515	$2,238	85.15%	28.36%
Exelon FFO/Debt* (%)	≥16<17	≥17<18	≥18<22	≥22<24	≥24.0	18.9%	100.00%	33.40%
							2020 – 2022 Performance Factor	**91.73%**

The performance factor is subject to a TSR modifier that compares Exelon's performance relative to the performance of the PHLX Utility Sector Index (UTY) on a point-by-point basis for the full three-year performance cycle. The TSR modifier is calculated by subtracting the TSR of the UTY over the same performance period from Exelon's TSR for the period.

The final factor is calculated by multiplying the performance factor x (100% + TSR Modifier). The final factor is applied to the individual's target equity incentive award to determine the final award. If the final performance factor is greater than 100% but Exelon's absolute TSR for the 36-month period is negative, performance share award payouts will be capped at 100%. *(Note: Starting with awards granted in 2021, the TSR cap was eliminated after a review of market practice by the Committee's independent compensation consultant.)*

For the 2020-2022 LTIP, the Compensation Committee approved a payout of **104.98%**, based on 2020 - 2022 performance and the application of a positive TSR modifier:

2020-2021 Exelon TSR*	35.91%
2020-2021 UTY TSR*	– 21.46%
TSR Modifier:	**14.45%**

Performance Factor	x	(100%	+	TSR Modifier)	=	Overall Award Payout
91.73%	**x**	(100%	+	14.45%)	**=**	**104.98%**

* As noted above, a two-year TSR from January 1, 2020 – December 31, 2021, was used for the determination of payout for the 2020 – 2022 cycle due to the spin-off of Constellation Energy Group.

The following table shows how the payout formula was calculated and actual performance share amounts awarded for 2020-2022 with a performance factor of 104.98% as determined by the Compensation Committee on January 28, 2022.

Ms. Littleton and Mr. Quiniones did not receive 2020-2022 performance share awards as they were hired after July 1, 2020.

	Target Performance Shares (# shares) (Note 1)									
NEO	Target At Time of Grant		Conversion Factor		Adjusted Target		Performance Factor		Final Award (# shares)	Award Value ($) (Note 2)
Butler	30,759	x	1.3184	=	40,552	x	104.98%	=	42,571	1,780,316
Jones	4,835	x	1.3184	=	6,374	x	104.98%	=	6,691	279,799
Glockner	31,735	x	1.3184	=	41,839	x	104.98%	=	43,923	1,836,866
Crane	155,913	x	1.3184	=	205,555	x	104.98%	=	215,793	9,024,460
Nigro	33,858	x	1.3184	=	44,638	x	104.98%	=	46,861	1,959,748

(1) The number of performance shares reflects an adjustment made at the time of separation and approved by the Compensation Committee in order to preserve the overall value of the original award. The target number of performance shares was multiplied by the ratio of the pre-separation value of Exelon's stock (5-day volume weighted average price (VWAP) divided by the post-separation value of Exelon's stock (5-day VWAP) resulting in a conversion factor of 1.3184.

(2) Award values calculated based on Exelon's closing stock price on January 23, 2023, of $41.82. The award value for Mr. Crane does not reflect the $4,249,809 reduction approved by the independent members of the Board as discussed on page 47.

Performance Awards Settled in Common Stock and/or Cash. Pursuant to the terms of the long-term incentive program, performance share award payouts are settled in the form of 50% shares of Exelon common stock and 50% in cash unless participants have achieved 200% or more of their stock ownership requirement as of the measurement date of June 30, 2022 in which case performance share award payouts are settled 100% in cash.

Compensation Governance and Oversight

Strong Compensation Practices

WHAT WE DO:

- ✔ Pay for performance
- ✔ Significant stock ownership requirements for Directors and Executive Officers
- ✔ Cap incentive awards and conduct an annual risk assessment of the compensation programs
- ✔ Double-trigger for change-in-control benefits
- ✔ Independent compensation consultant advises the Compensation Committee
- ✔ Limited perquisites based on sound business rationale
- ✔ Clawback policy for incentive compensation awards
- ✔ Conduct analysis on gender and racial pay equity
- ✔ Engage in year-round shareholder outreach
- ✔ Prohibit hedging, short sales, derivative transactions or pledging of Company stock
- ✔ Annually assess our programs against peer companies and best practices
- ✔ Set appropriate levels of "stretch" in incentive targets

WHAT WE DO NOT DO:

- ✖ No guaranteed minimum payout of AIP or LTIP programs
- ✖ No employment agreements
- ✖ No excise tax gross-ups for change-in-control agreements
- ✖ No dividend-equivalents on performance shares
- ✖ The value of LTIP awards is not included in pension or severance calculations
- ✖ No additional credited service under supplemental pension plans since 2004
- ✖ No option repricing or buyouts[1]

(1) The Company has not issued options since 2012 and there are no options outstanding.

Independent Compensation Consultant

The Compensation Committee retains the services of Meridian Compensation Partners, LLC (Meridian), an independent compensation consultant to support its duties and responsibilities.

Meridian reports directly to the Compensation Committee. A representative of Meridian attends meetings of the Compensation Committee, as requested, and communicates with the Committee Chair between meetings. Meridian also reports to the Corporate Governance Committee at least annually on matters related to director compensation.

Meridian provides advice and counsel on executive and director compensation matters and provides information and advice regarding market trends, competitive compensation programs, and strategies. In addition, they provide:

- Annual market data for each senior executive position
- Evaluation of Exelon's compensation strategy
- Assessment of any management recommendations for changes to the compensation structure
- Assistance with ensuring the Company's executive compensation programs are designed and administered consistent with the Compensation Committee's requirements
- Ad hoc support on executive compensation matters and related governance trends

Annual Independence Evaluation

The Compensation Committee annually reviews the compensation, performance, and independence of Meridian and approves the firm's fees and other retention terms. The Compensation Committee has assessed the independence of Meridian and concluded that they are independent and that no conflict of interest exists that would prevent Meridian from serving as an independent consultant to the Compensation Committee.

Compensation Decisions

Setting Target Compensation

Executive Officers. The Compensation Committee is responsible for overseeing the development and administration of the executive compensation program for executive officers other than the CEO. For officers other than the CEO, the CEO prepares recommendations for approval by the Committee. The recommendations prepared by the CEO reflect a variety of factors including experience in role, individual performance, retention considerations, succession considerations, competitive posture vs. our peer group (or other relevant market reference points) and internal equity. Annually, the Committee reviews each element of the executive officers' compensation including base salary, annual and long-term incentive target opportunities.

Chief Executive Officer. The CEO's compensation is approved by the independent members of the Board, based on the recommendations of the Compensation Committee. The Compensation Committee developed compensation for both Messrs. Crane and Butler based on a similar set of factors as were considered for the other NEOs including experience in role, individual performance, company results, retention considerations, competitive posture vs. our peer group (or other relevant market reference points) and internal equity. The factors are similar, but the outcomes can vary based on relative experience in role. In developing its recommendation for the Board, the Committee engages its independent compensation consultant and considers multiple potential alternatives. Annually, the Compensation Committee reviews each element of the CEO's compensation including base salary, annual and long-term incentive target opportunities.

Benefits

Limited Perquisites

We provide limited perquisites to our executive officers, consistent with the Company's goal of providing market-based compensation and benefits. The Compensation Committee has approved the following perquisites:

- **Limited tax assistance** is provided when: employees are required to relocate; work outside their state of home residence and encounter double taxation in states and localities where tax credits are not permitted in home state tax filings; income is imputed as a result of business-requested spousal travel; and travel and lodging is required of certain executives in connection with regulatory requirements in connection with the Company's 2016 acquisition of Pepco Holdings, Inc.
- **Transportation related benefits** including limited personal use of corporate aircraft for certain executives, including spouse, domestic partner, other family members or guests. These benefits allow certain of our executives to perform job duties in a safe, secure environment and promotes effective use of their time. During the period of March 19, 2020 until December 1, 2022, Exelon implemented a COVID-related travel policy that reflected that the CEO approved the use of corporate aircraft for directors and certain executives to enable safe transport. Under the policy, which resulted in an increased use of aircraft for personal use, these directors and executives were asked to avoid commercial air travel where possible.
  - With respect to the CEO's usage of the corporate aircraft, the Compensation Committee approves an annual jet usage cap. Mr. Crane's annual jet usage limit was 75 hours for 2022. For 2023, the Committee approved an annual corporate jet usage cap for Mr. Butler of the lesser of 100 hours and $300,000 of aggregate incremental cost.
  - With the termination of the COVID-related travel policy on December 1, 2022, personal use of corporate aircraft by all executives is subject to approval by the CEO in accordance with the corporate aviation policy.

  In 2022, the Audit and Risk Committee oversaw a review of director and executive personal transportation conducted by Exelon Audit Services under the direction of Legal to ensure compliance with corporate policies, tax regulations and SEC disclosure requirements. It was determined that not all incremental costs for personal use of corporate aircraft, primarily the incremental costs associated with the repositioning of corporate aircraft, had been captured by existing processes, and in certain instances, the standard that was applied for determining whether travel on corporate aircraft was a perquisite was not consistent with applicable SEC guidance. The revised disclosure of perquisite amounts is reflected on page 62 in the footnotes to the "All Other Compensation" table for personal jet usage in 2020 and 2021. As a result of this review, the Company has strengthened its tracking, disclosure, and other processes involving executive personal transportation.

  Exelon also offers Company cars and driver services for NEOs and certain other officers enabling the effective performance of their duties among the Company's various offices and facilities. Certain NEOs are also entitled to limited personal use of the Company's cars and drivers including for purposes of commuting to work locations. Costs reported represent estimated incremental costs based upon driver wages multiplied by the average overtime rate for drivers plus an additional amount for fuel.

- **Travel and lodging benefits** provided to certain executives pursuant to regulatory commitments in connection with the Company's 2016 acquisition of Pepco Holdings, Inc.
- **Matching charitable contributions by the Exelon Foundation** for executives, including the NEOs, that may contribute up to $10,000 of contributions made to qualified charitable organizations. In 2022, the Exelon Foundation matched charitable contributions up to $5,000 for all other employees. Beginning in 2023, the limit was increased to $10,000 per calendar year for all employees.
- **Use of corporate-leased skyboxes** for various sporting events is provided to certain executives for employee recognition and team building.
- **Personal financial planning services and physical examinations.**

Deferred Compensation and Retirement Benefits

- **Employee Savings Plan (ESP):** Substantially all employees are eligible to participate in the ESP, our 401(k) plan. Exelon maintains the ESP to attract and retain qualified employees, including the NEOs, and encourage retirement savings, which may be supplemented by Company matching and profit-sharing contributions. NEOs are also eligible to participate in the excess matching feature of the Deferred Compensation Plan (DCP) which permits the Company to credit related matching contributions that would have been contributed to the ESP but for the applicable limits under the tax code.
- **Deferred Compensation Plan (DCP):** Exelon offers a DCP which is an unfunded, non-qualified plan that permits the deferral of certain cash compensation until a specified date or a participant's retirement, disability, death, or other separation from service.
- **Pension Benefits:** Normal retirement benefits become payable when participants attain age 65. Exelon sponsors the Exelon Corporation Retirement Program, a defined benefit pension plan that includes the Service Annuity System (SAS), a traditional pension plan covering NEOs who commenced employment prior to January 1, 2001, and the Cash Balance Pension Plan (CBPP), an account-based plan covering eligible NEOs hired between January 1, 2001, and February 1, 2018, and certain NEOs who previously elected to transfer to the CBPP from the SAS.
- **Supplemental Management Retirement Plan (SMRP):** The Company also provides unfunded benefits to certain employees, including the NEOs, under the SMRP which is a nonqualified plan that provides additional benefits that the SAS and CBPP cannot pay due to applicable limits under the tax code.

Peer Group Used for Benchmarking 2022 Executive Compensation

In connection with the separation of Exelon's utility and generation businesses in February 2022 and the Compensation Committee's responsibility to oversee the ongoing effectiveness of Exelon's executive compensation program design, the Committee closely evaluated and approved changes to Exelon's peer group for 2022.

We continue to use a blended peer group for assessing our executive compensation program that consists of two subgroups: energy services peers and general industry peers. The 2022 peer group is more heavily weighted in energy services companies that are comparable in business, size, and complexity to Exelon. We use a blended peer group because Exelon's market for attracting talent includes general industry peers. Exelon evaluates its peer group on an annual basis and adjusts for changes with our energy and general industry peers when needed.

The 2022 compensation peer group is comprised of thirteen energy services companies and five general industry companies.

ENERGY SERVICES PEERS:

- American Electric Power Co.
- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- Duke Energy Corp.
- Edison International
- Entergy Corp.
- Eversource Energy
- FirstEnergy Corp.
- NextEra Energy, Inc.
- PG&E Corp.
- Sempra Energy
- The Southern Company
- Xcel Energy

GENERAL INDUSTRY SERVICES PEERS:

- International Paper Company
- ConocoPhillips
- Union Pacific Corp.
- Eaton Corp.
- Occidental Petroleum Corp.

Relative Revenue & Market Capitalization

Based on publicly available information, Exelon's revenues are in the 47th percentile and Exelon's market capitalization is in the 44th percentile relative to the peer group based on the four fiscal quarters prior to December 31, 2022.

Because there is a correlation between the size of an organization and its compensation levels, market data is statistically adjusted using a regression analysis. This commonly applied technique allows for a more precise estimate of the market value of Exelon given the size/scope of responsibility for Exelon's executive roles. Each element of NEO compensation is then compared to these size-adjusted medians of the peer group.

Clawback Policy

In 2018, the Board of Directors revised its Clawback Policy to broaden the discretionary ability to clawback incentive compensation when deemed appropriate in the event of (a) a financial restatement or (b) a significant financial loss or serious reputational harm. Exelon anticipates revising its Clawback Policy, as needed, to conform with applicable clawback policy mandates issued by the SEC and as may be issued under Nasdaq listing standards.

Financial Restatement: Under the current policy, the Board has sole discretion to recoup incentive compensation if it determines that (a) the incentive compensation was based on the achievement of financial or other results that were subsequently restated or corrected, (b) the incentive plan participant engaged in fraud or intentional misconduct that caused or contributed to the need for restatement or correction, (c) a lower incentive plan award would have been made to the participant based on the restated or corrected results, and (d) recoupment is not precluded by applicable law or employment agreements.

Financial Loss or Reputational Harm: The Board or Compensation Committee may also seek to recoup incentive compensation paid or payable to current or former incentive plan participants if, in its sole discretion, the Board or Compensation Committee determines that the current or former incentive plan participant breached a restrictive covenant or engaged or participated in misconduct or intentional or reckless acts or omissions or serious neglect of responsibilities that caused or contributed to a significant financial loss or serious reputational harm to Exelon or its subsidiaries regardless of whether a financial statement restatement or correction of incentive plan results was required, and recoupment is not precluded by applicable law or employment agreements.

Stock Ownership and Trading Requirements

To strengthen the alignment of executive interests with those of shareholders, executives at the vice president level or above are required to own certain multiples of base salary of Exelon common stock within five years of the date of hiring or promotion to a new position.

As of the annual measurement date of June 30, 2022, all active NEOs had exceeded their stock ownership requirement except Mr. Quiniones who was hired in November 2021. For additional details about NEO stock ownership, please see the Beneficial Ownership Table.

	As of June 30, 2022	
NEO	Required Ownership	Actual Ownership
Butler[1]	3x	9.1x
Jones[2]	2x	3.6x
Littleton	3x	3.8x
Glockner	3x	6.2x
Quiniones	2x	0.7x
Crane	6x	24.4x
Nigro	3x	11.7x

The following types of ownership count towards meeting the stock ownership guidelines:

- restricted shares and restricted stock units (RSUs),
- shares acquired and held through the exercise of stock options,
- shares held in the Exelon Corporation Deferred Compensation Plan, dividend reinvestment plan, and 401(k) savings plan, and
- common shares beneficially owned directly or indirectly, including shares held in trust.

(1) In connection with his promotion to CEO, Mr. Butler's stock ownership requirement was increased to 6x his base salary effective December 31, 2022.

(2) In connection with her promotion to CFO, Ms. Jones's stock ownership requirement was increased to 3x her base salary effective October 17, 2022.

Prohibition on Hedging and Pledging of Common Stock

Our insider trading policy includes provisions that prohibit Directors and employees (including officers) and certain of their related persons (including certain family members and entities in which they own a significant interest) from engaging in short sales, put or call options, hedging transactions, pledging, or other derivative transactions involving Exelon stock.

Risk Management Assessment of Compensation Policies and Practices

The Compensation Committee reviews Exelon's compensation policies and practices as they relate to the Company's risk management practices and risk-taking incentives. In 2022, Exelon's compensation group partnered with the independent compensation consultant, Meridian Partners, to assess and validate that the controls in place continued to mitigate incentive compensation risks. Following this assessment, the Committee believes that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on Exelon. In this regard, the Compensation Committee considered the following compensation program features, which balance the degree of risk taking:

- The AIP includes multiple incentive performance measures with a balance of financial and non-financial metrics
- Long-term incentives include multiple vehicles and performance metrics and three-year overlapping performance periods that are aligned with long-term stock ownership requirements
- Incentive metrics, performance goals, and capital allocation require multiple approval levels and oversight
- Total compensation pay mix includes effective and market aligned balance of short- and long-term incentive compensation elements
- Incentive compensation is balanced by formulaic and discretionary funding
- Short- and long-term incentive awards contain award caps or modifiers
- Reasonable change-in-control and severance benefits are within common market norms
- Consistent and meaningful stock ownership requirements create sustained and consistent ownership stakes

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussion, the Committee recommended the Board approve the Compensation Discussion and Analysis be included in the 2023 Proxy Statement.

THE COMPENSATION COMMITTEE

Linda Jojo, Chair
Anthony Anderson
Marjorie Rodgers Cheshire
Carlos Gutierrez

Preview of 2023 Executive Compensation Changes

2023 AIP Design

Exelon's 2023 AIP program will have two major enhancements:

- **New Performance Metric**: Customer Average Interruption Duration Index (CAIDI) will be replaced with System Average Interruption Duration Index (SAIDI) weighted at 15%, which will provide a better measurement of grid reliability and is the metric used by regulators to assess Exelon's performance.
- **New ESG Modifier**: Up to ±10% of the overall AIP payout for each NEO will be determined based on an ESG modifier, which will be based on environmental and social measures directly aligned to Exelon's progress on its Path to Clean and DEI goals. The Compensation Committee will conduct a holistic evaluation of Exelon's performance based on:
  a. Environmental: goal linked to the quantitative achievement of the 2030 component of Exelon's Path to Clean goal to reduce aggregate total operations-driven GHG emissions by 50% from a 2015 baseline by 2030, which will incorporate a qualitative assessment of the performance achieved; and
  b. Social: quantitative goals for measuring DEI initiatives including diverse hiring slates, spend with diverse suppliers, and employee engagement survey scores, which will incorporate a qualitative assessment of the performance achieved.

2022 Design
Adjusted (non-GAAP) Operating EPS* **(60%)**
Outage Duration (CAIDI) (**15%**)
Outage Frequency (SAIFI) (**15%**)
Customer Satisfaction Index (**10%**)



2023 Design
Adjusted (non-GAAP) Operating EPS* **(60%)**
System Outage Duration (SAIDI) (**15%**) **NEW**
Outage Frequency (SAIFI) (**15%**)
Customer Satisfaction Index (**10%**)
ESG Modifier (**±10%) NEW**

2023 – 2025 LTIP

No changes were made to the overall design of the LTIP program for the 2023 – 2025 cycle.

Executive Compensation Tables

Summary Compensation Table

	Year	Salary ($)	Bonus ($) (Note 1)	Stock Awards ($) (Note 2)	Non-Equity Incentive Plan Compensation ($) (Note 3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (Note 4)	All Other Compensation ($) (Note 5)	Total ($)
Calvin G. Butler Jr. President and CEO, Exelon	2022	928,281	—	3,423,719	1,069,409	198,532	666,150	6,286,091
	2021	780,398	—	2,459,853	819,734	149,556	387,401	4,596,942
	2020	700,000	—	2,023,356	637,623	127,209	183,565	3,671,753
Jeanne Jones Executive Vice President and CFO, Exelon	2022	515,317	57,500	535,013	373,663	94,763	34,352	1,610,608
Gayle Littleton Executive Vice President and Chief Legal Officer, Exelon	2022	618,854	850,000	1,444,375	593,301	—	125,499	3,632,029
David Glockner Executive Vice President, Compliance, Audit, and Risk, Exelon	2022	618,415	—	1,519,293	550,339	—	102,177	2,790,224
Gil Quiniones CEO, ComEd	2022	585,000	—	1,272,139	608,400	—	248,858	2,714,397
Christopher Crane Former CEO, Exelon	2022	1,332,683	—	11,768,964	2,365,462	12,647,990	1,969,881	30,084,980
	2021	1,303,595	—	10,823,207	2,169,124	1,071,663	299,413	15,667,002
	2020	1,293,000	—	10,256,308	1,897,536	757,754	235,453	14,440,051
Joseph Nigro Former Senior Executive Vice President and CFO, Exelon	2022	839,223		3,209,758	933,551	254,633	111,439	5,348,604
	2021	820,906	—	2,951,815	881,259	213,011	206,528	5,073,519
	2020	810,511	—	2,227,287	782,882	244,253	135,311	4,200,244

Notes to the Summary Compensation Table

1. The amount shown for Ms. Jones is a recognition award. The amount shown for Ms. Littleton represents a portion of a sign-on offer extended in connection with her joining Exelon in November 2020.
2. The amounts shown include the aggregate grant date fair value of restricted stock unit and performance share awards granted in 2022. The grant date fair values of the stock awards have been computed in accordance with FASB ASC Topic 718 using the assumptions described in Note 20 of the Combined Notes to Consolidated Financial Statements included in Exelon's 2022 Annual Report on Form 10-K. Previously reported grant date fair values for the 2020 and 2021 performance share awards were inadvertently overstated as a result of applying an incorrect fair value to each target performance share award. For the 2020 performance share awards, grant date fair values for Messrs. Butler, Crane and Nigro were overstated by $146,716, $743,705, and $161,503, respectively. For the 2021 performance share awards, grant date fair values for Messrs. Butler, Crane, and Nigro were overstated by $40,185, $176,812, and $48,221, respectively. The revised amounts for 2020 and 2021 are reflected in the Stock Awards column of the Summary Compensation Table above.

The 2022-2024 performance share award component of the stock award values depicted above are subject to performance conditions and the grant date fair value assumes the achievement of the target level of performance. The below table shows the grant date fair value for the 2022-2024 performance share awards based on achieving target and maximum performance:

	Performance Share Award Grant Date Fair Value ($)	
	At Target	At Maximum
Butler	2,369,428	4,281,092
Jones	370,246	668,961
Littleton	999,591	1,806,066
Glockner	1,051,450	1,899,763
Quiniones	880,399	1,590,708
Crane	8,144,830	14,716,110
Nigro	2,221,330	4,013,508

3. The amounts shown represent payments made pursuant to the Annual Incentive Plan.
4. The amounts shown in this column represent the change in the accumulated pension and non-qualified deferred compensation benefits for the NEOs from December 31, 2021, to December 31, 2022. The increased value disclosed for Mr. Crane reflects a required change in the interest rate used to report the present value of his pension benefit pursuant to his 2022 retirement. For additional details, see the description in footnote 2 to the Pension Benefits Table. None of the NEOs had above market earnings in a non-qualified deferred compensation account in 2022.
5. All Other Compensation: The following table describes the incremental cost of other benefits provided in 2022.

All Other Compensation

Name	Perquisites ($) (Note 1)	Reimbursement for Income Taxes ($) (Note 2)	Company Contributions to Savings Plans ($) (Note 3)	Company Paid Term Life Insurance Premiums ($) (Note 4)	Total ($)
Butler	619,452	4,690	38,308	3,700	666,150
Jones	22,135	—	9,150	3,067	34,352
Littleton	54,202	—	66,661	4,636	125,499
Glockner	31,135	—	64,462	6,580	102,177
Quiniones	142,422	85,944	20,167	325	248,858
Crane	508,917	1,367,255	39,994	53,715	1,969,881
Nigro	79,062	3,089	24,955	4,333	111,439

Notes to All Other Compensation Table

1. Amounts reported for personal benefits provided to NEOs include certain perquisites as detailed below:
   - **Personal use of corporate aircraft** - Amounts reported for the personal use of corporate aircraft are based on the aggregate incremental cost to Exelon and are calculated using the hourly incremental cost for flight services, including federal excise taxes, fuel charges, and domestic segment fees. During the period of March 19, 2020 until December 1, 2022, Exelon implemented a COVID-related travel policy that provided directors and executives with the use of corporate aircraft to enable safe transport. Under the policy, which resulted in an increased use of aircraft for personal use, these directors and executives were asked to avoid commercial air travel where possible.
     - As discussed in the Compensation Governance and Oversight section on page 56, it was determined that not all incremental costs were reported for the use of corporate aircraft in 2020 and 2021. The revised aggregate incremental cost amounts for the use of corporate aircraft in 2020 for Messrs. Butler, Crane, and Nigro were $109,923, $102,826, and $56,511, respectively, representing an increase in the incremental cost amounts previously reported of $76,281, $20,953, and $34,470, respectively. The revised aggregate incremental cost amounts for the use of corporate aircraft in 2021 for Messrs. Butler, Crane, and Nigro were $340,019, $169,812, and $157,604, respectively, representing an increase in the aggregate incremental cost amounts previously reported of $279,381, $86,436, and $148,129, respectively.
     - For 2022, the amounts for Messrs. Butler, Crane and Nigro and Ms. Littleton include $586,337, $420,191, $51,649, and $27,362, respectively.
   - **Fleet services** - Exelon provides fleet services of Company cars and driver services for NEOs and other officers enabling the performance of duties among the Company's various offices and facilities. Certain executive officers are also entitled to limited personal use of the Company's cars and drivers including commuting to work locations. Costs reported represent estimated incremental costs based upon driver wages multiplied by the average overtime rate for drivers plus an additional amount for fuel. For 2022, the reported amounts include $61,886 for Mr. Crane.

- **Benefits resulting from compliance with state public service commission requirements** – Ms. Jones is subject to a state public service commission requirement to maintain her principal workplace in the District of Columbia pursuant to a regulatory order issued in 2016 that related to the approval of the acquisition of Pepco Holdings Inc. Previously, Messrs. Butler and Nigro were subject to the requirement. Pursuant to this legacy obligation, Exelon provides travel and lodging benefits to the executives covered.
- **Relocation benefits** - Amount reported for Mr. Quiniones includes $126,605 of relocation benefits provided pursuant to Exelon's standard relocation benefits program, which is available to all management level employees when needed.
- **Financial Planning** - Annual financial planning allowance up to $16,840 for each executive officer.
- **Charitable contributions** – Annual Company matching gift to qualified charitable organizations allowance up to $10,000 for each executive officer. Matching gifts are funded by the Exelon Foundation.
- **Health Benefits** – NEOs and executive officers may use Company-provided medical providers for comprehensive physical examinations and related medical testing and are entitled to Health Savings Account contribution benefits.

2. Exelon provides reimbursements of certain tax obligations, such as those incurred when: employees are required to work outside their state of home residence and encounter double taxation in states and localities where tax credits are not permitted in home state tax filings; business-requested spousal travel expenses are imputed to the employee; and for required relocation incurred in compliance with regulatory requirements. For Mr. Crane, the reported amount also reflects $603,425, representing a benefit under the non-qualified Supplemental Management Retirement Plan that is provided to participants in order to equalize the after-tax treatment of their qualified and supplemental pension benefits. This benefit is provided to all participants in the SMRP.
3. Each of the NEOs are eligible to participate in the Company's 401(k) and Deferred Compensation Plans. Amounts reported represent Company matching contributions to the NEOs' 401(k) accounts and/or Deferred Compensation Plans.
4. Exelon provides basic term life insurance, accidental death and disability insurance, and long-term disability insurance to all employees, including NEOs. The values shown in this column include the premiums paid during 2022 for additional term life insurance policies for the NEOs and for additional long-term disability insurance over and above the basic coverage provided to all employees.

Grants of Plan-Based Awards

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Note 1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (Note 2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) (Note 3)	Grant Date Fair Value of Stock and Option Awards ($) (Note 4)
Butler	1/28/22	2/08/22	87,500	1,750,000	3,500,000					
	1/28/22	2/08/22				8,294	49,757	99,514		2,369,428
	1/28/22	2/08/22							24,507	1,054,291
Jones	1/28/22	2/08/22	29,250	585,000	1,170,000					
	1/28/22	2/08/22				1,296	7,775	15,550		370,246
	1/28/22	2/08/22							3,830	164,767
Littleton	1/28/22	2/08/22	29,250	585,000	1,170,000					
	1/28/22	2/08/22				3,499	20,991	41,982		999,591
	1/28/22	2/08/22							10,339	444,784
Glockner	1/28/22	2/08/22	24,846	496,920	993,840					
	1/28/22	2/08/22				3,681	22,080	44,160		1,051,450
	1/28/22	2/08/22							10,875	467,843
Quiniones	1/28/22	2/08/22	5,850	468,000	936,000					
	1/28/22	2/08/22				3,082	18,488	36,976		880,399
	1/28/22	2/08/22							9,106	391,740
Crane	2/08/22	2/08/22	107,086	2,141,725	4,283,450					
	2/08/22	2/08/22				28,512	171,038	342,076		8,144,830
	2/08/22	2/08/22							84,243	3,624,134
Nigro	1/28/22	2/08/22	42,147	842,935	1,685,870					
	1/28/22	2/08/22				7,776	46,647	93,294		2,221,330
	1/28/22	2/08/22							22,976	988,428

Notes to Grants of Plan-Based Awards Table

1. All NEOs have annual incentive plan target opportunities based on a fixed percentage of base salaries. Under the terms of the AIP, threshold performance earns 50% of the respective target, while performance at plan earns 100% of the respective target and the maximum payout is capped at 200% of target. The possible payout at threshold for AIP shown in the table was calculated at 5% of target, which is 50% performance on the lowest weighted AIP performance metric, and assumes performance for all other performance metrics is below threshold (for Mr. Quiniones the calculation is 1.25% of target, which is 50% on the lowest weighted AIP performance metric). For additional information about the terms of these programs, refer to the Compensation Discussion and Analysis (CD&A).
2. NEOs have a long-term performance share target opportunity that is a fixed number of performance shares commensurate with the officer's position. The possible payout at threshold for performance share awards was calculated at 16.67% of target which is 50% performance on the lowest weighted long-term performance share metric. The maximum possible payout for performance shares was calculated at 150% of target, prior to application of a TSR modifier, which may increase or decrease the amount of awards but which may not cause payment to exceed 200% of target. For additional information about the terms of this program, refer to the CD&A.
3. Reflects the number of restricted stock units granted during 2022, the first third of the RSU award will vest in 2023, the second third of the RSU award in 2024 and the final third of the RSU award in 2025.
4. This column shows the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance share awards and restricted stock units granted to each NEO during 2022. Fair value of performance share awards is based on an estimated payout of 100% of target.

Outstanding Equity Awards at Year End

No stock option awards are outstanding, and no stock option awards have been granted since 2012.

All equity awards granted prior to February 1, 2022 were modified at the time of Exelon's separation from Constellation Energy in order to preserve the overall value of the original award. The target number of performance shares was multiplied by the ratio of the pre-separation value of Exelon's stock (5-day volume weighted average price (VWAP)) divided by the post-separation value of Exelon's stock (5-day VWAP) resulting in a conversion factor of 1.3184. Values in columns (a) and (c) below reflect post-separation adjusted awards.

	Stock Awards			
	(a)	(b)	(c)	(d)
Name	Number of Shares or Units of Stock That Have Not Yet Vested (#) (Note 2)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (Note 3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#) (Note 4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($) (Note 5)
Butler	130,529	5,642,763	112,502	4,863,461
Jones	33,998	1,469,755	16,334	706,139
Littleton	47,877	2,069,713	52,364	2,263,709
Glockner	72,772	3,145,921	57,719	2,495,203
Quiniones	9,388	405,832	18,488	799,236
Crane[1]	—	—	—	—
Nigro	100,008	4,323,354	121,941	5,271,523

Notes to Outstanding Equity Table

1. All of Mr. Crane's outstanding equity awards vested prior to year end in connection with his retirement on December 30, 2022.
2. The amount shown in column (a) includes the performance share awards granted in 2020 and subject to a three-year performance period that ended on December 31, 2022 and which vested on January 23, 2023. The amount shown also includes the following tranches of unvested restricted stock unit (RSU) awards: the final third of an award granted in January 2020, which vested on January 23, 2023; two-thirds of an award granted in January 2021, the second third of which vested on January 23, 2023; and the full award granted on January 28, 2022, the first third of which vested on January 23, 2023 and one third of which will vest on the date of each of the Compensation Committee's first regular meetings in 2024 and 2025, respectively. All RSU awards accrue additional shares through automatic dividend reinvestment.
    - For Mr. Butler, the amount in column (a) also includes a promotion-related restricted stock unit award for 37,532 (post-adjustment) shares granted on December 2, 2019, that will vest on December 2, 2024.
    - For Ms. Jones, the amount in in column (a) also includes a retention restricted stock unit award for 19,776 (post-adjustment) shares granted on January 29, 2018, that vested on January 29, 2023.
    - For Ms. Littleton, the amount in column (a) also includes a retention restricted stock unit award for 28,318 (post-adjustment) shares granted on November 9, 2020, that will vest on December 31, 2023.
3. The value of the awards in column (b) is determined by multiplying the number of shares or units in column (a) by the closing price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).
4. The amount in column (c) reflects the target number of performance shares granted under the LTIP in 2021 (for the performance period ending on December 31, 2023) and 2022 (for the performance period ending on December 31, 2024). The ultimate number of shares earned, if any, will be based on the actual performance results at the end of each respective performance period with final awards vesting in January/February 2024 for the 2021-2023 cycle and January/February 2025 for the 2022-2024 cycle.
5. The value in column (d) is determined by multiplying the number of shares in column (c) by the closing price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).

Option Exercises and Stock Vested

No stock option awards are outstanding or have been granted since 2012 and no stock options were exercised in 2022.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#) (Note 1)	Value Realized on Vesting ($) (Note 2)
Butler	62,337	3,541,345
Jones	6,032	344,239
Littleton	3,274	185,733
Glockner	9,258	525,198
Quiniones	—	—
Crane	958,204	44,114,088
Nigro	83,829	4,769,948

Notes to Option Exercises and Stock Vested Table

1. Share amounts are composed of the 2019-2021 performance share awards that vested on January 28, 2022 and the following tranches of prior RSU awards that vested on January 6, 2022:
   - the final third of the RSU awards granted in 2019,
   - the second third of the RSU awards granted in 2020, and
   - the first third of the RSU awards granted in 2021.

   For each of Messrs. Butler and Nigro, the number of shares also includes 40,000 shares from retention stock awards granted to each of them on January 29, 2018 which vested on January 6, 2022. For Mr. Crane, the amount includes vested awards and awards that remain eligible to vest subject to Exelon's performance through each applicable performance period.
2. The value of the awards is determined by multiplying the number of shares that vested by the market value of the underlying shares. Values shown for Mr. Crane's 2020-2022 performance share award reflects actual performance and for his 2021-2023 and 2022-2024 performance share awards, the value reflects target level performance.

Pension Benefits

Exelon sponsors the Exelon Corporation Retirement Program, a defined benefit pension plan that includes the Service Annuity System (SAS), a traditional pension plan covering NEOs who commenced employment prior to January 1, 2001 and the Cash Balance Pension Plan (CBPP), an account-based plan covering eligible NEOs hired between January 1, 2001, and February 1, 2018 and certain NEOs who previously elected to transfer to the CBPP from the SAS. The Retirement Program is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code.

Service Annuity System (SAS)

Mr. Crane participated in the SAS prior to his retirement. The annuity benefit payable at normal retirement age under the SAS is equal to the sum of 1.25% of the participant's earnings as of December 25, 1994, reduced by a portion of the participant's earned Social Security benefit as of that date, plus 1.6% of the participant's highest average annual pay, multiplied by the participant's years of credited service (up to a maximum of 40 years). Pension-eligible compensation under the SAS's Final Average Pay Formula includes base pay and annual incentive awards. Benefits under the SAS are vested after five years of service.

"Normal retirement age" under the SAS is 65 and the plan also offers early retirement benefits, which are payable if a participant retires after attainment of age 50 and completion of 10 years of service. The annual pension payable under the plan is determined as of the early retirement date, reduced by 2% for each year of payment before age 60 to age 58, then 3% for each year before age 58 to age 50. In addition, the early retirement benefit is supplemented prior to age 65 by a temporary payment equal to 80% of the participant's estimated monthly Social Security benefit. The supplemental benefit is partially offset by a reduction in the regular annuity benefit.

Cash Balance Pension Plan (CBPP)

Messrs. Butler and Nigro and Ms. Jones participate in the CBPP. Under the CBPP, a notional account is established for each participant, and the account balance grows as a result of annual benefit credits and annual investment credits. NEOs who transferred from the SAS to the CBPP also have a frozen transferred SAS benefit and received a "transition" credit based on age, service and compensation at the time of transfer. When the CBPP was initially established in 2001, it provided an annual benefit credit of 5.75% of an employee's base pay and annual incentive award for the year, and an annual investment credit based on the average of that year's S&P 500 stock index return and the 30-year Treasury rate for the month of November (subject to a 4% minimum). The benefit and investment credit rates have been subsequently modified periodically pursuant to U.S. Treasury Department guidance on cash balance plans. NEO participants in the CBPP currently receive an annual benefit credit ranging from 7.0% to 10.5% (depending on length of service) of base salary and annual incentive award, and an annual investment credit based on the third segment spot rate of interest on long-term investment grade corporate bonds for the month of November of the year credited (subject to a 4% minimum). Benefits vest after three years of service and are payable in an annuity or a lump sum at any time following termination of employment. Apart from the benefit credits and the vesting requirement, years of service are not relevant to a determination of accrued benefits under the CBPP.

In 2018, the Company also provided a one-time Transition Benefit Credit to all CBPP participants in recognition of the transition to a fully fixed income investment credit rate. The amount of the credit ranged from 0% to 30.5% of 2018 annualized base pay, based on years of service as of December 31, 2007.

Supplemental Management Retirement Plan (SMRP)

NEOs who participate in a pension plan also participate in the SMRP, which Exelon sponsors as permitted by the Employee Retirement Income Security Act (ERISA). The SMRP provides non-qualified supplemental benefits to the benefits provided under the tax-qualified Retirement Program for individuals whose annual compensation exceeds the limits imposed under the Internal Revenue Code. Under the terms of the SMRP, participants are provided the amount of benefits they would have received under the SAS or CBPP as applicable but for the application of the Internal Revenue Code limits. The SMRP offers a lump sum as an optional form of payment. The SMRP also provides a benefit based on the amount of FICA taxes (and, in certain situations, a state income tax differential) imposed on the participant's SMRP benefits. This benefit is provided in order to equalize the after-tax treatment of participants' qualified and non-qualified pension benefits. This benefit is provided to all participants in the SMRP (currently over 180, less than half of which are executives (i.e., Vice President level or above).

For participants in the SAS, the SMRP lump sum includes the value of the marital annuity, death benefits and other early retirement subsidies at a designated interest rate. The interest rate applicable for distributions to participants in the SAS in 2022 is 1.85%. For participants in the CBPP, the lump sum is the value of the non-qualified account balance. The values of the lump sum amounts do not include the value of any pension benefits covered under the qualified pension plans, and the methods and assumptions used to determine the non-qualified lump sum amounts are different from the assumptions used to generate the present values shown in the tables of benefits to be received upon retirement, termination due to death or disability, involuntary separation not related to a change in control, or upon a qualifying termination following a change in control which appear later in this proxy statement.

In addition, Mr. Crane received a grant of additional credited service under the SMRP upon joining the Company (then ComEd) in 1998. As part of his original offer of employment, Mr. Crane was granted the right to earn one additional year of service credit for each year of employment up to a maximum of ten additional years as an incentive to join the Company. Mr. Crane received ten years of credited service as of September 28, 2008, the tenth anniversary of his employment date with the Company.

Since 2004, Exelon does not grant additional years of credited service to executives under the SMRP for any period in which services are not actually performed, except that up to two years of service credits may be provided upon a qualifying termination of employment under severance or up to 2.99 years of service under change in control agreements, and performance-based awards or awards which are intended to make up for lost pension benefits from another employer.

The amount of the change in the pension value for each of the participating NEOs is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above. The present value of each participating NEO's accumulated pension benefit is shown in the following table. The present value for CBPP participants is the account balance.

Mr. Crane's present value as of December 31, 2022 is based on his 2022 retirement date; his actual SMRP lump sum conversion rate of 1.85% as specified under the terms of the SMRP; the SAS applicable discount rate of 5.53%; and the SAS's applicable mortality table.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments during last FY ($)
Butler	Cash Balance Pension Plan	14.91	384,785	—
	Supplemental Management Retirement Plan	14.91	896,843	—
Jones	Cash Balance Pension Plan	15.41	360,432	—
	Supplemental Management Retirement Plan	15.41	168,853	—
Littleton[1]	Cash Balance Pension Plan	—	—	—
	Supplemental Management Retirement Plan	—	—	—
Glockner[1]	Cash Balance Pension Plan	—	—	—
	Supplemental Management Retirement Plan	—	—	—
Quiniones[1]	Cash Balance Pension Plan	—	—	—
	Supplemental Management Retirement Plan	—	—	—
Crane	Service Annuity System	24.26	1,364,225	—
	Supplemental Management Retirement Plan[2]	34.26	33,385,457	—
Nigro	Cash Balance Pension Plan	26.42	584,437	—
	Supplemental Management Retirement Plan	26.42	1,591,135	—

Notes to Pension Benefits Table

1. Due to their dates of hire, Ms. Littleton, Mr. Glockner and Mr. Quiniones do not participate in the defined benefit pension plans.

2. The lump sum basis used to report the above-disclosed value of Mr. Crane's non-qualified SMRP benefit changed pursuant to required disclosure rules applicable to his 2022 retirement, but the actual value of his benefit did not change. In prior years, the value reported in the Pension Benefits Table reflected Mr. Crane's benefit using the same interest rate assumption that the Company uses for certain other financial reporting purposes pursuant to applicable disclosure rules, and the value of his benefit using the interest rate specified under the terms of the SMRP was reported in a footnote to this table. The pension benefits provided to Mr. Crane under the terms of the plans were not enhanced in 2022 or otherwise in connection with his retirement. Payments made upon termination may be delayed by six months in accordance with U.S. Treasury Department guidance.

Deferred Compensation Programs

Exelon Corporation Employee Savings Plan

The Employee Savings Plan (ESP) is intended to be tax-qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Exelon maintains the ESP to attract and retain qualified employees, including the NEOs, and encourage retirement savings. The ESP provides the opportunity for participants, including NEOs, to direct pre-tax, after-tax, and Roth payroll contributions of up to 50% of base salaries, which may be supplemented by Company matching and profit-sharing contributions. In addition, Ms. Littleton, and Messrs. Glockner and Quiniones, who are not eligible for pension benefits, also receive an annual non-discretionary 401(k) contribution equal to 4% of base pay and annual non-equity incentive compensation. Contributions to the ESP are invested in participant-selected investment funds, which may include the Exelon Corporation stock fund. Distributions are payable pursuant to participant-selected elections after termination of employment. Prior to termination of employment, in-service "hardship" withdrawals or loans are permitted in limited circumstances.

Exelon Corporation Deferred Compensation Plan

The Exelon Corporation Deferred Compensation Plan (DCP) is a non-qualified plan established to facilitate tax and retirement planning. Once ESP participants, including NEOs, reach their statutory contribution limit during the year, payroll contributions and Company contributions will be credited to individual accounts as provided for under the DCP as directed by participant elections filed the preceding year. Available notional investment options under the DCP consist of a basket of investment fund benchmarks that are substantially the same as funds available through the ESP and are generally payable upon termination of employment in connection with participants' prior distribution elections. Deferred amounts represent unfunded, unsecured obligations of the Company.

Nonqualified Deferred Compensation

Name	Executive Contributions in last FY ($) (Note 1)	Registrant Contributions in last FY ($) (Note 2)	Aggregate Earnings in last FY ($) (Note 3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FYE ($) (Note 4)
Butler	99,656	25,302	(39,064)	—	372,403
Jones	—	—	—	—	—
Littleton	22,035	46,113	(12,655)	—	86,698
Glockner	31,058	43,712	(23,976)	—	179,614
Quiniones	13,406	9,725	(270)	—	22,861
Crane	111,548	33,464	(374,385)	—	2,821,595
Nigro	26,342	15,805	(60,745)	—	299,568

Notes to Nonqualified Deferred Compensation Table

1. The amounts shown are included in the Salary column of the Summary Compensation Table.
2. The amounts shown are included in the All Other Compensation column of the Summary Compensation Table.
3. The amount shown under aggregate earnings reflects the NEO's gain or loss based upon the individual allocation of his notional account balance into the basket of mutual fund benchmarks. These gains or losses do not represent current income to the NEO and have not been included in any of the compensation tables shown above because the plan does not provide for above market earnings.
4. The amounts shown include amounts deferred in prior years and reported as compensation in the Summary Compensation Table through 2021: $127,667 for Mr. Butler, $1,881,043 for Mr. Crane, and $153,554 for Mr. Nigro.

Potential Payments upon Termination with or without a Change in Control

Each NEO is entitled to certain compensation in the event his or her employment terminates in certain circumstances, including a termination in connection with or upon a change in control of Exelon. The Compensation Committee adopted changes to severance and change in control benefits effective in 2020, with the amount of benefits payable being contingent upon a variety of factors, including the circumstances under which employment terminates.

Severance Benefits

NEOs are entitled to certain payments and benefits in connection with the Company's termination of their employment other than for cause or disability or in connection with the NEO's resignation for good reason, as provided for in the Senior Management Severance Plan (SMSP). Benefits under the SMSP are noted in the table on the following page.

Payments under the SMSP are subject to reduction by Exelon to the extent necessary to avoid imposition of excise taxes imposed by Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law, but only if doing so results in the executive receiving a lesser reduction in after-tax payments.

The SMSP includes the following definitions with respect to severance benefits:

"**Cause**" with respect to severance benefits (or change in control benefits discussed below) generally means any of the following (a) refusal to perform or habitual neglect in the performance of duties or responsibilities or of specific directives of the officer to whom the executive reports or of the Board of Directors of Exelon or any of its participating subsidiaries which are not materially inconsistent with the scope and nature of the executive's duties and responsibilities; (b) willful or reckless commission of acts or omissions which have resulted in, or in Exelon's reasonable judgment are likely to result in, a material loss or material damage to the reputation of Exelon or any of its affiliates, or that compromise the safety of any employee or other person; (c) commission of a felony or any crime involving dishonesty or moral turpitude; (d) material violation of the Code of Business Conduct (or any corporate policies referenced therein), or of any statutory or common-law duty of loyalty; or (e) any breach by the executive of any of his or her restrictive covenants.

"**Good reason**" generally means:

- with respect to severance benefits payable upon a regular termination of employment, a material reduction of the executive's salary unless such reduction is part of a policy, program or arrangement applicable to peer executives of Exelon or of the Executive's business unit; a demotion below an executive salary band level; with respect to the CEO, a material adverse reduction in the executive's position or duties, but excluding any such change caused solely by a disposition of all or a significant portion of Exelon's business or operations; and
- with respect to severance benefits payable upon a termination in connection with or upon a change in control of Exelon, a material reduction of the executive's salary, incentive compensation opportunity or aggregate benefits; a material adverse reduction in the Executive's position, duties or responsibilities (excluding, other than with respect to the Chief Executive Officer, a change in reporting relationship); a relocation that increases the Executive's one-way commuting distance to his or her primary business location or Exelon's principal offices by more than fifty miles; a material breach of the terms of the individual change in control agreements or the SMSP, as applicable, by Exelon or its successor.

Change in Control Benefits

Pursuant to the SMSP, NEOs are eligible for certain benefits upon certain involuntary terminations by the Company or a resignation for "good reason" in connection with a change in control of Exelon.

A "**change in control**" generally includes any of the following:

- when any person or group acquires 20% of Exelon's then outstanding common stock or voting securities,
- the incumbent members of the Exelon Board (or new members nominated by a majority of incumbent Directors) cease to constitute at least a majority of the members of the Exelon Board,
- consummation of a reorganization, merger or consolidation, or sale or other disposition of at least 50% of Exelon's operating assets (excluding a transaction where Exelon shareholders retain at least 60% of the voting power), or
- upon shareholder approval of a plan of complete liquidation or dissolution.

If the executive resigns for good reason or his or her employment is terminated by Exelon other than for cause or disability, during the period commencing 90 days before a change of control or during the 24-month period following a change in control, the executive is entitled to the benefits outlined in the below table.

	Severance Benefits	Change in Control Severance Benefits
Severance Pay	Continued payment of base salary for a period of 24 months (12 months for Mr. Quiniones) after termination of employment paid in regular payroll installments.	Continued payment of base salary for a period of 2.99 years (two years for Mr. Quiniones) after termination of employment paid in regular payroll installments.
Annual Incentive Award	Pro-rated award for the year in which termination of employment occurs, and target awards for a period of 24 months (12 months for Mr. Quiniones) thereafter paid in regular payroll installments	Pro-rated award for the year in which termination of employment occurs, and target awards for a period of 2.99 years (two years for Mr. Quiniones) thereafter paid in regular payroll installments.
Equity Awards	*See below table.*	*See below table.*
Supplemental Management Retirement Plan Benefits	Benefit equal to the amount payable under the SMRP, if any, determined as if the severance period constituted service and the severance pay constituted covered compensation for purposes of the basic benefit under the SMRP.	Benefit is equal to the amount payable under the SMRP, if any, determined as if the SMRP benefit were fully vested and the severance pay constituted covered compensation for purposes of the basic benefit under the SMRP.
Insurance, Health, and Welfare Benefits	Life, disability, accident, health, and other welfare benefit coverage continues during the severance pay period on the same terms and conditions applicable to active employees. Executives who were hired prior to January 1, 2018 and attained age 40 prior to January 1, 2021 are eligible for retiree health coverage if they have attained age 50 and completed at least 10 years of service as of the last day of the severance period.	Life, disability, accident, health, and other welfare benefit coverage continues during the severance pay period on the same terms and conditions applicable to active employees. Executives who were hired prior to January 1, 2018 and attained age 40 prior to January 1, 2021 are eligible for retiree health coverage if they have attained age 50 and completed at least 10 years of service as of the last day of the severance period.
Financial Planning	Outplacement and financial planning services for at least 12 months.	Outplacement and financial planning services for at least 12 months.

The following table summarizes the treatment of outstanding equity awards granted under the Exelon Long-Term Incentive Plans and related severance arrangements upon a termination of employment for the respective reasons stated below.

	Restricted Stock Units (RSUs)	Long Term Incentive Awards *(Including performance share awards)*
Retirement[1] or Disability	Unvested awards granted in prior years vest; award granted in current year vests if termination date is after June 30	Prior year awards vest and current year award vests on prorated basis, each based on actual performance and payable when paid to active executives
Death	Unvested awards vest	Prior year awards vest and current year award vests on prorated basis, each based on actual performance and payable when paid to active executives
Voluntary Termination *(Other than retirement eligible)*	Unvested awards are forfeited	Unvested awards are forfeited
Involuntary Termination[2]	Unvested awards vest on a pro-rated basis	Prior and current year awards vest on prorated basis, each based on actual performance and payable when paid to active executives
Involuntary Termination upon a Change in Control	Unvested awards vest	Unvested awards vest based on actual or deemed performance and payable upon termination

(1) For purposes of equity awards, "retirement" means termination of employment after attaining age 55 and completing at least 10 years of service with the Company.

(2) A termination by the Company prior to attainment of retirement eligibility for reasons other than for cause or disability, or a resignation by an eligible executive for good reason; executive required to execute a waiver and release of claims.

Estimated Value of Benefits to be Received Upon Retirement

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming they retired as of December 31, 2022. These payments and benefits are in addition to the present value of the accumulated benefits from each NEO's qualified and non-qualified pension plans shown in the tables within the Pension Benefit section and the aggregate balance due to each NEO that is shown in the tables within the Deferred Compensation section.

As Mr. Crane did in fact retire as of December 30, 2022, the below values reflect the actual benefits he received.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Butler	1,069,000	—	1,069,000
Jones	374,000	—	374,000
Littleton	593,000	—	593,000
Glockner	550,000	—	550,000
Quiniones	608,000	—	608,000
Crane	2,365,462	33,017,444	35,382,906
Nigro	934,000	9,595,000	10,529,000

Notes to Benefits to be Received Upon Retirement Table

1. Under the terms of the 2022 AIP, a pro-rated actual incentive award is payable upon retirement based on the number of days worked during the year of retirement. The amount above represents the executive's 2022 annual incentive payout after Company/business unit performance was determined.
2. Includes the value of the executives' unvested performance share awards granted in 2020 (based on actual performance), and 2021 and 2022 (assuming target performance) and the accelerated portion of the executives' RSU awards that, per applicable awards terms, would vest upon retirement. The value of the shares is based on Exelon's closing stock price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).
3. The total value for Mr. Crane reflects actual amounts received as a result of his retirement.

Estimated Value of Benefits to be Received Upon Termination due to Death or Disability

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming employment is terminated due to death or disability as of December 31, 2022. These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Mr. Crane is excluded from the below table as he retired as of December 30, 2022.

Name	Cash Payment ($) (Note 1)	Value of Unvested Equity Awards ($) (Note 2)	Total Value of All Payments and Benefits ($) (Note 3)
Butler	1,069,000	10,506,000	11,575,000
Jones	374,000	2,176,000	2,550,000
Littleton	593,000	4,334,000	4,927,000
Glockner	550,000	5,641,000	6,191,000
Quiniones	608,000	1,205,000	1,813,000
Nigro	934,000	9,595,000	10,529,000

Notes to Benefits to be Received Upon Termination due to Death or Disability Table

1. Under the terms of the 2022 AIP, a pro-rated annual incentive award is payable upon death or disability based on the number of days worked during the year of termination. The amount above represents the executives' 2022 annual incentive payout after Company/business unit performance was determined.
2. Includes the value of the executives' unvested performance share awards granted in 2020 (based on actual performance), and 2021 and 2022 (assuming target performance) and the accelerated portion of the executives' RSU awards that, per applicable award terms, would vest upon death or disability. The value of the shares is based on Exelon's closing stock price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).
3. Estimate of total payments and benefits based on termination due to death or disability on December 31, 2022.

Estimated Value of Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming they were terminated as of December 31, 2022, under the terms of the Senior Management Severance Plan.

These payments and benefits are in addition to the present value of the accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Mr. Crane is excluded from the below table as he retired as of December 30, 2022.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites And Other Benefits ($) (Note 5)	Total Value of All Payments and Benefits ($)
Butler	7,069,000	350,000	6,558,000	47,200	40,000	14,064,000
Jones	2,844,000	185,000	1,666,000	38,000	40,000	4,773,000
Littleton	3,063,000	—	2,450,000	46,000	40,000	5,599,000
Glockner	2,786,000	—	4,021,000	19,000	40,000	6,866,000
Quiniones	1,661,000	—	401,000	3,000	40,000	2,105,000
Nigro	4,306,000	287,000	9,595,000	38,000	40,000	14,266,000

Notes to Benefits to be Received Upon Involuntary Separation Not Related to a Change in Control Table

1. Represents the estimated severance benefit equal to two times (one times for Mr. Quiniones) the sum of the executive's (i) current base salary and (ii) the target annual incentive for the year of termination, plus a pro-rated annual incentive award for the year in which termination occurs. The amount above represents the executives' 2022 annual incentive payout after Company/business unit performance was determined.
2. Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that the severance pay period was taken into account for purposes of vesting, and the severance pay constituted covered compensation for purposes of the non-qualified pension plan.
3. Includes the value of the executives' unvested performance share awards granted in 2020 (based on actual performance), and 2021 and 2022 (assuming target performance) and the unvested portion of the executives' RSU awards that, per applicable award terms, would vest upon an involuntary separation not related to a change of control. The value of the shares is based on Exelon's closing stock price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).
4. Estimated costs of healthcare, life insurance, and long-term disability coverage which continue during the severance period.
5. Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

Estimated Value of Benefits to be Received Upon a Qualifying Termination following a Change in Control

The following table shows the estimated value of payments and other benefits to be conferred upon each NEO assuming termination upon a qualifying change in control as of December 31, 2022. Such payments and benefits are in addition to the present value of accumulated benefits from the NEO's qualified and non-qualified pension plans shown in the table within the Pension Benefit section and the aggregate balance due to each NEO shown in the table within the Deferred Compensation section.

Mr. Crane is excluded from the below table as he retired as of December 30, 2022.

Name	Cash Payment ($) (Note 1)	Retirement Benefit Enhancement ($) (Note 2)	Value of Unvested Equity Awards ($) (Note 3)	Health and Welfare Benefit Continuation ($) (Note 4)	Perquisites And Other Benefits ($) (Note 5)	Scaleback	Total Value of All Payments and Benefits ($)
Butler	10,039,000	523,000	10,506,000	71,000	40,000	—	21,179,000
Jones	4,067,000	277,000	2,176,000	57,000	40,000	—	6,617,000
Littleton	4,286,000	—	4,334,000	68,000	40,000	—	8,728,000
Glockner	3,893,000	—	5,641,000	28,000	40,000	—	9,602,000
Quiniones	2,714,000	—	1,205,000	6,000	40,000	—	3,965,000
Nigro	5,975,000	428,000	9,595,000	57,000	40,000	—	16,095,000

Notes to Benefits to be Received Upon a Qualifying Termination following a Change in Control Table

1. Represents the estimated cash severance benefit equal to 2.99 times (two times for Mr. Quiniones) the sum of the executive's (i) current base salary and (ii) the annual incentive award at target, plus a pro-rated annual incentive award for the year in which termination occurs. The amount above represents the executives' 2022 annual incentive payout after Company/business unit performance was determined.
2. Represents the estimated retirement benefit enhancement that consists of a one-time lump sum payment based on the actuarial present value of a benefit under the non-qualified pension plan assuming that two years of the severance pay constituted covered compensation for purposes of the non-qualified pension plan.
3. Includes the value of the executives' unvested performance shares, which will vest upon termination at the actual level earned and awarded (for 2020, based on actual performance and for 2021 and 2022, assuming target performance) and the accelerated portion of the executives' RSUs that would vest upon a qualifying termination following a change in control. The value of the shares is based on Exelon's closing stock price on December 30, 2022 of $43.23 (December 31, 2022 being a Saturday).
4. Estimated costs of healthcare, life insurance and long-term disability coverage which continue during the severance period.
5. Estimated costs of outplacement and financial planning services for up to 12 months for all NEOs.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, we are providing the following information about the relationship of annual total compensation, calculated pursuant to SEC rules, of our median employee and our CEO, Calvin G. Butler Jr.

For the year ended December 31, 2022, the total compensation for Mr. Butler was $6,286,091 as reported in the "Total" column of the Summary Compensation Table on page 61. Since Mr. Butler was appointed CEO effective December 31, 2022, we annualized his salary and non-equity incentive plan compensation values, as disclosed in the Summary Compensation Table, and added the disclosed values of his stock awards, pension, and all other compensation to arrive at a value of $7,476,526. The total annual compensation for the median employee was $143,354. Based on these values, the ratio of annual total compensation of our CEO and the median of the annual total compensation of all employees for 2022 was 52:1, demonstrating Exelon's commitment to balance equitable compensation stewardship with competitively based compensation that drives and rewards performance.

On December 31, 2022, our employee population consisted of approximately 19,063 individuals (including the CEO). The consistently applied compensation measure used to identify the median employee was W-2 Box 1 wages for employees as of December 31, 2022. After identifying the median employee, the annual total compensation for the median employee was calculated using the same methodology used in compiling the Summary Compensation Table in this proxy statement for our NEOs. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We believe the methodology, assumptions, and estimates used in determining the ratio are reasonable given our specific employee population.

Because SEC rules provide flexibility in determining the methodology, assumptions, and estimates used to determine pay ratios and the fact that workforce composition issues differ significantly between companies, comparability of pay ratios amongst companies may be limited.

Pay For Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis.

	Summary Compensation Table Total for PEO ($)		Compensation Actually Paid to PEO ($)				Value of initial fixed $100 investment based on:			
Year (a)	Butler (b1)	Crane (b2)	Butler (c1)	Crane (c2)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (e)	Exelon Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($) (g)	Net Income (millions) ($) (h)	Utility Earned ROE* (i)
2022	6,286,091	30,084,980	5,509,746	10,875,275	3,219,172	2,890,661	147	122	2,054	9.4%
2021	—	15,667,002	—	29,721,525	5,459,913	7,403,484	136	121	1,616	9.2%
2020	—	14,440,051	—	9,364,603	4,611,546	3,334,402	96	103	1,099	8.7%

Notes to Pay-For-Performance Table

1. The dollar amounts reported in column (b1) are the amounts of total compensation reported for Mr. Butler (our current Chief Executive Officer) for 2022 in the "Total" column of the Summary Compensation Table.
2. The dollar amounts reported in column (b2) are the amounts of total compensation reported for Mr. Crane (our former Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table.

3. The dollar amounts reported in columns (c1) and (c2) represent the amount of "compensation actually paid" to Messrs. Butler and Crane, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Crane and Butler during the applicable year. Compensation actually paid is determined using the following assumptions:

Date	Performance Share Cycle	Closing Stock Price ($)	Performance	TSR	Performance fair value multiplier
12/31/2022	2022-2024	43.23	89.19%	108.60%	96.86%
12/31/2022	2021-2023	43.23	88.29%	107.10%	94.56%
12/31/2022	2020-2022	43.23	100.00%	100.00%	100.00%
12/31/2021	2021-2023	57.76	96.22%	128.10%	123.26%
12/31/2021	2020-2022	57.76	91.73%	124.10%	113.84%
12/31/2021	2019-2021	57.76	80.53%	87.69%	70.62%
12/31/2020	2020-2022	42.22	90.33%	95.10%	85.90%
12/31/2020	2019-2021	42.22	82.27%	78.90%	64.91%
12/31/2020	2018-2020	42.22	76.01%	83.74%	63.65%
12/31/2019	2019-2021	45.59	96.30%	76.30%	73.48%
12/31/2019	2018-2020	45.59	99.97%	96.90%	96.87%
12/31/2019	2017-2019	45.59	114.76%	93.85%	107.70%

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to their total compensation for each year to determine the compensation actually paid:

		Adjustments				
Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards (a) ($)	Equity Award Adjustments (b) ($)	Reported Change in the Actuarial Present Value of Pension Benefits (c) ($)	Pension Benefit Adjustments (d) ($)	Compensation Actually Paid to PEO ($)
2022 - Butler	6,286,091	(3,423,719)	2,745,053	(198,532)	100,853	5,509,746
2022 - Crane	30,084,980	(11,768,964)	4,732,580	(12,647,990)	474,669	10,875,275
2021 - Crane	15,667,002	(10,823,207)	25,401,442	(1,071,663)	547,951	29,721,525
2020 - Crane	14,440,051	(10,256,308)	5,382,246	(757,754)	556,368	9,364,603

a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the applicable year.

b) The amounts deducted or added in calculating the equity award adjustments are as follows:

	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Award Adjustments ($)
2022 - Butler	3,175,677	(371,367)	—	(59,257)	—	2,745,053
2022 - Crane	10,916,328	(1, 221,723)	—	(134,318)	(4,827,707)	4,732,580
2021 - Crane	17,095,928	8,081,315	—	224,199	—	25,401,442
2020 - Crane	9,023,213	(4,145,220)	—	504,253	—	5,382,246

c) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for each applicable year.

d) The total pension benefit adjustments for each applicable year include the aggregate of two components: (i) the actuarially determined service cost for services rendered by Mr. Crane or Mr. Butler during the applicable year (the "service cost"); and (ii) the entire cost of benefits granted in a plan amendment (or initiation) during the applicable year that are attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation (the "prior service cost"), in each case, calculated in accordance with US GAAP. The amounts deducted or added in calculating the pension benefit adjustments are as follows:

	Service Cost ($)	Prior Service Cost ($)	Total Pension Benefit Adjustments ($)
2022 - Butler	100,853	—	100,853
2022 - Crane	474,669	—	474,669
2021 - Crane	547,951	—	547,951
2020 - Crane	556,368	—	556,368

4. The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding the PEO(s)) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding the PEO(s)) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Jeanne Jones, Joseph Nigro, Gayle Littleton, David Glockner, and Gil Quiniones; (ii) for 2021, Calvin Butler, Jr., Joseph Nigro, Bryan Hanson, James McHugh, Kenneth Cornew, and William Von Hoene, Jr.; and (iii) for 2020, Calvin Butler, Jr., Joseph Nigro, Kenneth Cornew, and William Von Hoene, Jr.

5. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the PEO(s)), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the PEO(s)) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding the PEO(s)) for each year to determine the compensation actually paid, using the same methodology described above in Note 3:

	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments (a) ($)	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefit Adjustments (b) ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	3,219,172	(1,596,116)	1,300,459	(69,879)	37,024	2,890,661
2021	5,459,913	(2,482,776)	4,497,496	(210,792)	139,643	7,403,484
2020	4,611,546	(2,423,879)	1,244,418	(228,141)	130,458	3,334,402

a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

	Average Year End Fair Value of Equity Awards ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2022	1,480,481	(162,202)	—	(17,819)	—	—	1,300,459
2021	2,889,493	1,563,343	—	44,660	—	—	4,497,496
2020	2,132,461	(998,587)	—	110,543	—	—	1,244,418

b) The amounts deducted or added in calculating the total pension benefit adjustments are as follows:

	Average Service Cost ($)	Average Prior Service Cost ($)	Total Average Pension Benefit Adjustments ($)
2022	37,024	—	37,024
2021	139,643	—	139,643
2020	130,458	—	130,458

6. The values in column (f) represent cumulative TSR which is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.
7. The values in column (g) represent the peer group TSR. The peer group used for this purpose is the published industry index: Philadelphia Utility Index, a market capitalization-weighted index composed of geographically diverse public utility stocks.
8. The dollar amounts reported in column (h) represent the amount of net income reflected in the Company's audited financial statements for the applicable year.
9. Utility Earned ROE in column (i) is calculated using adjusted (non-GAAP) operating earnings, reflecting all lines of business for the utility businesses (electric distribution, gas distribution, transmission), divided by average shareholder's equity over the year. Management uses operating ROE as a measurement of the actual performance of the company's utility business. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Utility Earned ROE is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to company performance.

Discussion

TSR Absolute and Relative Performance to the UTY

The chart below compares the cumulative TSR outperformance of Exelon to the peer group (UTY).

Total Shareholder Return: Company vs. Peer Group

Total Shareholder Return (TSR)
$160
$150
$140
$130
$120
$110
$100
$90
$80
2020
2021
2022
$103
$96
$121
$136
$122
$147
Exelon Total Shareholder Return($)
Peer GroupTotal Shareholder Return($)

Exelon's Financial Metrics that Align to the Overall Business Strategy to Drive Compensation

The following are the most important financial performance measures, as determined by the Company, that link compensation actually paid to our NEOs to the Company's performance for the most recently completed fiscal year: Adjusted (non-GAAP) operating EPS*, Exelon Net Income (GAAP), and Utility Earned ROE*.

Exelon's Pay for Performance Alignment

The chart below compares the PEO and other NEOs' Compensation Actually Paid (CAP) to TSR.


CAP vs. Total Shareholder Return
Compensation Actually Paid (CAP) $000s
Total Shareholder Return (TSR)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$160
$140
$120
$100
$80
$60
$40
$20
$-
$9,365
$3,334
$96
$29,722
$136
$7,404
$10,875
$5,510
$2,891
$147
2020
2021
2022
CAP to PEO - Crane
CAP to PEO - Butler
Average CAP to Non-PEO NEOs
TSR



The chart below compares the PEO and other NEOs' CAP to Exelon Net Income (GAAP).


CAP vs. Net Income
Compensation Actually Paid (CAP) $000s
Net Income (in Millions)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$2,500
$2,000
$1,500
$1,000
$500
$-
$9,365
$3,334
$1,099
$29,722
$7,404
$1,616
$10,875
$5,510
$2,891
$2,054
2020
2021
2022
CAP to PEO - Crane
CAP to PEO - Butler
Average CAP to Non-PEO NEOs
Net Income

The chart below compares the PEO and other NEOs' CAP to Utility Earned ROE.


CAP vs. ROE
Compensation Actually Paid (CAP) $000s
ROE
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
9.6%
9.4%
9.2%
9.0%
8.8%
8.6%
8.4%
8.2%
$9,365
$3,334
8.7%
$29,722
$7,404
9.2%
$10,875
$5,510
$2,891
9.4%
2020
2021
2022
CAP to PEO - Crane
CAP to PEO - Butler
Average CAP to Non-PEO NEOs
ROE



Advisory Vote on the **Frequency of an Advisory Vote** on **Executive Compensation**

PROPOSAL
4

Say-on-Frequency: Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation



The Board recommends a vote FOR the option of "ONE YEAR" as the preferred frequency for future advisory votes on executive compensation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 14A of the Exchange Act, and related SEC rules provide that shareholders be given the opportunity to cast an advisory (non-binding) vote on how often the Company should include an advisory vote on executive compensation in its proxy materials for future annual shareholder meetings.

Shareholders may vote to have the say-on-pay vote every year, every two years, or every three years, or shareholders may abstain from voting on this proposal. When shareholders voted on this matter in 2017, the majority voted to hold the say-on-pay vote every year.

Our Board of Directors continues to believe that an annual advisory vote on executive compensation is the appropriate alternative for Exelon. Exelon values the direct input it receives from shareholders on executive compensation and other matters. An annual advisory vote on executive compensation is consistent with our policy of seeking input from and engaging in discussions with our shareholders on corporate governance matters and our executive compensation philosophy, policies, and practices. Given the large number of Exelon shareholders, we are unable to receive direct feedback from all, therefore we believe that an annual advisory vote on the compensation of our named executive officers will allow all of our shareholders to provide us with their general input on our compensation philosophy, policies, and practices. Our Board therefore recommends that you vote for a one-year interval for the advisory vote on executive compensation.

The proxy card provides shareholders with the opportunity to choose among four options (holding the vote every year, every two years, or every three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board's recommendation.

The frequency option that receives the most votes from shareholders will be considered by the Board and the Compensation Committee as the shareholders' recommendation as to the frequency of future advisory votes on our compensation philosophy, policies, and practices. However, the outcome of this advisory vote on the frequency of the advisory vote on the compensation of our named executive officers will not be considered as binding.

Exelon expects that the question of frequency of say-on-pay voting will be presented for a vote of shareholders again in 2029.



Ownership of **Exelon Stock**

Stock Ownership of Directors and Executive Officers

The following table shows the ownership of Exelon common stock as of February 1, 2023, by each Director and each NEO in the Summary Compensation Table, and for all Directors and executive officers as a group. No stock option awards are outstanding, and no stock option awards have been granted since 2012.

The shares owned by Directors and executive officers, both individually and as a group, constitute less than 1% of the total number of shares of common stock outstanding.

	Shares Owned Directly or Indirectly (Note 1)	Total Shares Beneficially Owned
Non-Employee Directors		
Anthony Anderson	51,467	51,467
Ann Berzin	157,345	157,345
W. Paul Bowers	9,792	9,792
Marjorie Rodgers Cheshire	14,028	14,028
Carlos Gutierrez	4,274	4,274
Linda Jojo	37,229	37,229
Paul Joskow	85,999	85,999
John Young	20,578	20,578
Named Executive Officers		
Calvin G. Butler Jr.	191,926	191,926
Jeanne Jones	39,088	39,088
Gayle Littleton	61,484	61,484
David Glockner	45,225	45,225
Gil Quiniones	17,688	17,688
Christopher M. Crane	696,341	696,341
Joseph Nigro	157,149	157,149
Directors & Executive Officers as a group (19 people)[2]	**1,814,063**	**1,814,063**

(1) Includes any shares as to which the individual has sole or shared voting or investment power, Directors' deferred stock units granted under the Exelon deferred stock unit plan along with accumulated units from automatic dividend reinvestment, officers' RSUs and deferred shares held in the Stock Deferral Plan, and Directors' and officers' phantom shares held in a non-qualified deferred compensation plan which will be settled in cash on a 1 for 1 basis upon retirement or termination.

(2) Total includes shares held by all Directors and NEOs as well as Exelon executive officers listed in Item 1, "Executive Officers of the Registrants" in Exelon's 2022 Annual Report on Form 10-K filed on February 14, 2023.



Other **Significant Owners** of **Exelon Stock**

Shown in the table below are those owners who are known to Exelon to hold more than 5% of the outstanding common stock. This information is based on the most recent Schedule 13G (or Schedule 13G/A) filings made with the SEC:

- BlackRock, Inc. on January 30, 2023
- Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP jointly filed on February 6, 2023
- State Street Corporation on February 6, 2023
- The Vanguard Group on February 9, 2023

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Wellington Management Group LLP[1]	**96,329,140**	**9.71%**
Wellington Group Holdings LLP		
Wellington Investment Advisors Holdings LLP		
Wellington Management Company LLP		
c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210		
The Vanguard Group[2]	**91,771,885**	**9.25%**
100 Vanguard Blvd., Malvern, PA 19355		
BlackRock, Inc.[3]	**83,420,998**	**8.4%**
55 East 52nd Street, New York, NY 10055		
State Street Corporation[4]	**58,786,029**	**5.93%**
State Street Financial Center, 1 Lincoln Street, Boston, MA 02111		

(1) Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 92,398,561 shares, sole dispositive power over 0 shares, and shared dispositive power over 96,329,140 shares. Wellington Management Company LLP disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power of 90,430,461 shares, sole dispositive power over 0 shares and shared dispositive power over 91,874,225 shares.

(2) The Vanguard Group disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 1,316,532 shares, sole dispositive power over 87,727,034 shares, and shared dispositive power over 4,044,851 shares.

(3) BlackRock, Inc. disclosed in its Schedule 13G/A that it has sole voting power over 74,157,679 shares, shared voting power over 0 shares, sole dispositive power over 83,420,998 shares, and shared dispositive power over 0 shares.

(4) State Street Corporation disclosed in its Schedule 13G/A that it has sole voting power over 0 shares, shared voting power over 49,000,024 shares, sole dispositive power over 0 shares, and shared dispositive power over 58,747,137 shares.



Additional **Information**

Shareholder Proposals

Shareholder proposals must be submitted in writing to the Corporate Secretary at the address noted below. Exelon must receive your proposal no earlier than October 17, 2023, and no later than November 16, 2023. Exelon will consider only proposals meeting the requirements of the applicable rules of the SEC. Under our bylaws, the proposal must also disclose fully all ownership interests the proponent has in Exelon and contain a representation as to whether the shareholder has any intention of delivering a proxy statement to the other shareholders of Exelon. We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement. Our Corporate Governance Committee reviews all shareholder proposals and makes recommendations to the Board for action on such proposals.

Director Nominations

A shareholder who wishes to recommend a candidate (including a self-nomination) to be considered by the Corporate Governance Committee for nomination as a Director must submit the recommendation in writing to the Chair of the Corporate Governance Committee c/o the Corporate Secretary at the address noted below. The Corporate Governance Committee will consider all recommended candidates and self-nominees when making its recommendation to the full Board of Directors to nominate a slate of Directors for election.

A shareholder may also use one of two alternative provisions of Exelon's bylaws to nominate a candidate for election as a director:

- **Method 1:** Notice of the proposed nomination must be received by Exelon no earlier than October 17, 2023, and no later than November 16, 2023. The notice must include information required under the bylaws, including: (a) information about the nominating shareholder, (b) information about the candidate that would be required to be included in a proxy statement under the rules of the SEC, (c) a representation as to whether the shareholder intends to deliver a proxy statement to the other shareholders of Exelon, and (d) the signed consent of the candidate to serve as a Director of Exelon, if elected. Under this procedure, any shareholder can nominate any number of candidates for director for election at the annual meeting, but the shareholder's nominees will not be included in Exelon's proxy statement or form of proxy for the meeting.
- **Method 2 (Proxy-Access):** Subject to the requirements set forth in the bylaws, any shareholder or group of up to 20 shareholders holding both investment and voting rights with respect to at least 3% of Exelon's outstanding common stock continuously for at least three years may nominate up to 20% of the Exelon Directors to be elected. The nominating shareholder(s) must provide notice of the proposed nomination and other required information must be received by Exelon no earlier than October 17, 2023, and no later than November 16, 2023. The notice must include information required under the bylaws, including: (a) information about the nominating shareholder(s), (b) information about the candidate(s) including information that would be required to be included in a proxy statement under the rules of the SEC, and (c) the signed consent of each candidate to serve as a Director of Exelon, if elected. Under this procedure, the shareholder's nominees will be included in the Exelon proxy statement and the form of proxy for the meeting.

Exelon will not consider any proposal or nomination that does not comply with the requirements of the SEC and Exelon's bylaws. Exelon's bylaws are amended from time to time. Please review the bylaws posted on our website to determine if any changes to the nomination process or requirements have been made.

Availability of Corporate Documents

The Exelon Corporate Governance Principles, the Exelon Code of Business Conduct, the Exelon Amended and Restated Bylaws, and the charters for each of the standing Committees of the Board of Directors are available on the Exelon website at www.exeloncorp.com. Copies are available without charge to any shareholder who requests them by writing to Exelon's Corporate Secretary at the address noted below. In addition, our political contributions guidelines, biographical information concerning each Director, and all our filings submitted to the SEC are also available on our website. Web links throughout this document are provided for convenience only and are not intended to be active hyperlinks to the referenced websites. Information contained on our website is not part of this proxy statement.

Exelon Corporation
Attn: Office of the Corporate Secretary
10 South Dearborn Street,
P.O. Box 805398,
Chicago, Illinois 60680-5398

Voting Recommendations & Standards

As of March 1, 2023, there were 994,298,998 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal. The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, in person or represented by proxy, is necessary to constitute a quorum.

	Proposals	Board Recommendation	Voting Standard	Abstentions	Broker Non-votes
1	Election of 8 Directors	✓ **FOR ALL**	Majority of votes cast for each Director	No Effect	No Effect
2	Ratification of PricewaterhouseCoopers LLP as Exelon's Independent Auditor for 2023	✓ **FOR**	Majority of votes cast	No Effect	Discretionary Voting Permitted[1]
3	Advisory Vote to approve Executive Compensation (Say-on-Pay)	✓ **FOR**	Majority of votes cast	No Effect	No Effect
4	Advisory Vote on Frequency of an Advisory Vote on Executive Compensation (Say-on-Frequency)	✓ **FOR One year**	Majority of votes cast	No Effect	No Effect

(1) Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters considered "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay, and say-on-frequency. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

Abandoned Property

Escheatment is the process through which abandoned or unclaimed assets are turned over to the state in accordance with each state's abandoned property laws. Every year, shareholder accounts can be deemed "abandoned" simply because the account owner has not initiated any action with respect to the account in several years. After a period of time, the institution holding the account is legally required to turn the assets over to the state. When Exelon's records show that you have not voted your shares or otherwise initiated any contact (as defined by each state's statute) within a certain number of years, we are required to send you a letter notifying you of the pending action by the state and asking you to contact us immediately so that we may record proof that you are still in control of your account. Many states further require us to use specific legal wording in the letter, and as a result many people assume that the warning letter is an attempt at fraud and ignore it.

Exelon's transfer agent is Equinity Trust Company, which does business as EQ Shareowner Services. If you ever receive a letter from **EQ Shareowner Services** or their affiliate **EQ Unify** based in St. Paul, Minnesota regarding your Exelon stock account, PLEASE TAKE IT SERIOUSLY. Please read the letter carefully to consider your options. You may call 1-800-626-8729 to verify your identity to one of EQ's account representatives OR you may also contact Exelon's Corporate Secretary at the address shown above to confirm its authenticity.



Frequently Asked **Questions**

Q: How can I participate in the annual meeting?

Exelon's 2023 Annual Meeting will be held exclusively via live webcast. There will be no physical meeting location for shareholders to attend; however, we are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions before or during the virtual Annual Meeting.

To participate in the Annual Meeting, visit: **www.virtualshareholdermeeting.com/EXC2023** on April 25, 2023, and enter the 16-digit control number included on your proxy card, your Notice of Internet Availability of the Proxy Materials or the instructions that were included with your proxy materials.

The Annual Meeting will begin promptly at 9:00 a.m. ET on April 25, 2023. Online check-in will begin at 8:45 a.m. ET. Please allow ample time for the online check-in process.

Q: What is the pre-meeting forum?

One of the benefits of holding the Annual Meeting via live webcast is that it allows us to communicate more effectively with shareholders via a pre-meeting forum that you can access by visiting **www.proxyvote.com**. On our pre-meeting forum, you can submit a question in writing in advance of the Annual Meeting and access copies of our proxy materials. Through the pre-meeting forum, we can respond to more questions than we were able to respond to at previous in-person meetings.

Appropriate questions submitted by shareholders will be read during the Q&A portion of the Annual Meeting unedited. If multiple questions are submitted on the same topic, we will summarize and respond collectively. Depending on the number of questions submitted, we may not be able to answer all questions during the Annual Meeting. We will post answers to all appropriate questions received in advance of or during the Annual Meeting, including those questions that we do not have time to answer during the Annual Meeting, on the Investor Relations section of our website after the Annual Meeting: **investors.exeloncorp.com/**.

Q: What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

If you have any difficulty accessing the live webcast of the Annual Meeting during the online check-in process or during the Annual Meeting itself, please call the technical support number that will be posted on the virtual Annual Meeting log-in page.

Q: How do I vote?

Your vote is important. We encourage you to vote promptly. You may vote in the following ways:

- By Internet: If you have internet access, you may vote by internet. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or voting instruction form (VIF), as applicable. You may vote in a secure manner at **www.proxyvote.com** 24 hours a day. You will be able to confirm that the system has properly recorded your votes, and you do not need to return your proxy card or VIF.
- By Telephone: If you are in the U.S. or Canada, you can vote by calling **1-800-690-6903** (toll free) and following the recorded instructions. You will need the control number included on your Notice Regarding the Availability of Proxy Materials, proxy card or VIF, as applicable. You may vote by telephone 24 hours a day. The telephone voting system has easy-to-follow instructions and allows you to confirm that the system has properly recorded your votes. If you vote by telephone, you do not need to return your proxy card or your VIF.
- By Mail: If you are a holder of record and received a full paper set of materials, you can vote by marking, dating, and signing your proxy card and returning it by mail in the postage-paid envelope provided. If you are a beneficial holder of shares held of record by a bank or broker or other street name, please complete and mail the VIF provided by the holder of record.
- Online during the Annual Meeting: If you attend the virtual Annual Meeting, you may vote online during the meeting prior to the closing of the polls.

Q: Could other matters be decided at the Annual Meeting?

As of the date this proxy statement went to press, we knew of no matters to be raised at the Annual Meeting other than those referred to in this proxy statement.

Q: Who is entitled to vote?

Holders of Exelon common stock as of 5:00 p.m. ET on March 1, 2023 are entitled to receive notice of the Annual Meeting and to vote their shares. Each share of common stock is entitled to one vote on each matter.

Q: How many votes do you need to hold the Annual Meeting?

A quorum is required to transact business at the Annual Meeting. Pursuant to our bylaws, shareholders holding shares of stock constituting at least a majority of the votes entitled to be cast constitutes a quorum. Shareholders may be present virtually or may be represented by proxy. Abstentions that are marked on the proxy form and broker non-votes are included for the purpose of determining a quorum but shares that otherwise are not voted are not counted toward a quorum.

Q: What are broker non-votes?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, bank or other nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank, or other nominee can still vote the shares with respect to matters that are considered to be "routine," but cannot vote the shares with respect to "non-routine" matters.

Q: Where can I view a replay of the Annual Meeting and the answers to questions submitted by shareholders?

A replay of the Annual Meeting webcast, as well as answers to questions submitted by shareholders before or during the Annual Meeting will be available for one year following the date of the meeting on the investor relations page of our website: investors. exeloncorp.com.

Q: Can I change my vote?

Yes. If you are a holder of record, you may change your vote by submitting a subsequent proxy, by written request received by the Corporate Secretary prior to the Annual Meeting or by attending the Annual Meeting and voting your shares. If your shares are held through a broker, bank, or other nominee, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Q: What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with Exelon's transfer agent, EQ Shareowner Services, you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and accompanying documents have been provided directly to you by Exelon.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares and your shares may be referred to as being held in "street name." This Notice of Annual Meeting and Proxy Statement and the accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the internet.

Q: Who will count the votes?

Representatives of Broadridge Financial Communications and Exelon's Office of Corporate Governance will tabulate the votes and act as inspectors of the election.

Q: Where can I find the voting results?

We will report the voting results in a Form 8-K to be filed with the SEC within four business days following our Annual Meeting.

Q: If I am a participant in the Exelon Savings Plan (401(k) retirement plan), how do I vote shares held in my plan account?

If you are a participant in the Exelon Savings Plan, you have the right to provide voting directions to the plan trustee, Northern Trust, by submitting your proxy card for those shares of Exelon Corporation common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially. If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Exelon shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participant's voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Because the plan trustee must process voting instructions from participants before the date of the Annual Meeting, you must deliver your voting instructions no later than April 20, 2023, at 11:59pm ET.

Q: Can I access the notice of annual meeting, proxy statement and annual report (Form 10-K) on the internet?

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically via the internet at **www.proxyvote.com**. On or around March 15, 2023, we began mailing to our shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice. In addition, shareholders may request to receive proxy materials in printed form or electronically by email on an ongoing basis. Exelon encourages shareholders to take advantage of the availability of the proxy materials on the internet in order to save Exelon the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve resources.

Shareholders of record: If you vote on the internet at **www.proxyvote.com**, simply follow the prompts for enrolling in the electronic delivery service.

Beneficial owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your bank, broker or other holder of record regarding the availability of this service.

Q: What is "householding" and how does it affect me?

Shareholders of record who have the same address and last name may receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2022 Annual Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling 1-866-540-7095. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

Q: Why did I receive more than one proxy card?

If you receive more than one proxy card/voting instruction form, your shares are probably registered in more than one account or you may hold shares both as a registered shareholder and through the Exelon 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Q: Who will pay for the cost of this proxy solicitation?

Exelon will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow Sodali, LLC (Morrow) to distribute and solicit proxies. We will pay Morrow a fee of $20,000 plus reasonable expenses for these services.

Appendix A

Definitions of Non-GAAP Measures

Exelon reports its financial results in accordance with accounting principles generally accepted in the United States (GAAP) and supplements its reporting with certain non-GAAP financial measures, including:

- Adjusted (non-GAAP) operating earnings per share
- Adjusted operating earnings
- Operating ROE
- CFO (Cash from Operations)/Debt
- FFO (Funds from Operations)/Debt

These non-GAAP financial measures are not a presentation defined under GAAP and may not be comparable to other companies' presentations. Exelon provides these non-GAAP financial measures as supplemental information and should not be deemed more useful than, a substitute for, or an alternative to the most comparable GAAP measures.

This information is intended to enhance an investor's overall understanding of period over period financial results and provide an indication of Exelon's baseline operating performance by excluding items that are considered by management to be not directly related to the ongoing operations of the business. In addition, this information is among the primary indicators management uses as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting of future periods.

Adjusted (non-GAAP) operating earnings per share excludes certain costs, expenses, gains and losses and other specified items considered by management to be not directly related to the ongoing operations of the business.

The table below reconciles reported GAAP earnings per share to adjusted (non-GAAP) operating earnings per share for 2022 (amounts may not add due to rounding).

2022 GAAP Net Income	$ 2.08
Adjustments:	
Asset impairments	0.04
Separation costs	0.02
Income tax-related adjustments	0.12
2022 Adjusted (non-GAAP) Operating Earnings Per Share	$ 2.27

Adjusted operating earnings excludes certain costs, expenses, gains and losses and other specified items considered by management to be not directly related to the ongoing operations of the business.

The table below reconciles between Net income attributable to common shareholders from continuing operations as determined in accordance with GAAP and adjusted (non-GAAP) operating earnings for 2022 (amounts may not add due to rounding).

Net Income from Continuing Operations	$ 2,054
Adjustments:	
Market-to-market impact of economic hedging activities	4
Asset impairments	38
Asset retirement obligation	(4)
ERP system implementation costs	1
Separation costs	24
Income tax-related adjustments	122
2022 Adjusted operating earnings	$ 2,239

Operating ROE is calculated using operating net income divided by average equity for the period. The operating income reflects all lines of business for the utility business (electric distribution, gas distribution, transmission).

CFO (Cash from Operations)/Debt is a coverage ratio that compares cash flow from operations adjusted for common dividends and change in cash on hand to total debt. The ratio is calculated following Moody's current methodology.

FFO (Funds from Operations)/Debt is a coverage ratio that compares funds from operations to total debt. The ratio is calculated following S&P's current methodology.

The most directly comparable GAAP measure to CFO and FFO is GAAP Cash Flow from Operations and the most directly comparable GAAP measure to Debt is Long-Term Debt plus Short-Term Borrowings. Management uses CFO/Debt (and previously, FFO/Debt) to evaluate financial risk by measuring the company's ability to service debt using cash from operations. We believe the measure enhances an investor's overall understanding of the creditworthiness of Exelon's operating companies.

Due to the forward-looking nature of some forecasted non-GAAP measures, information to reconcile the forecasted adjusted (non-GAAP) measures to the most directly comparable GAAP measure may not be currently available; therefore, management is unable to reconcile these measures.



Appendix B

Categorical Standards of Independence

The Board has determined that the following categories of relationships do not affect an Exelon director's independence unless any such relationship affects a director's independence by reason of the independence standards set forth in the listing rules of the Nasdaq stock market. The categorical standards are intended to assist the Board with independence determinations in connection with relationships not specifically covered by the independence standards set forth in the listing rules of the Nasdaq stock market. The Board may determine that other relationships do not affect independence.

Immaterial position and ownership interest: The relationship arises solely from (1) such director's (or a family member's) position as a director, trustee, advisory board member, or similar position with another company or organization; (2) such director's (or a family member's) direct or indirect ownership of a 10% or less equity interest in another company or organization; or (3) a combination of the relationships described in clauses (1) and (2).

Immaterial business relationships: A director's (or a family member's) relationship with another company that participates in a transaction with the Company or its consolidated subsidiaries where: the rates or charges involved are determined by competitive bid or are competitive with current prices generally available to the public for similar goods and services; the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; the transaction involves services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services, or commercial banking services provided on arm's length terms and in the ordinary course of business; the provider of goods or services in a transaction is determined by the purchaser to be the only practical source to obtain the goods or services; or the interest arises solely from direct or indirect ownership of debt or equity securities of the Company or its subsidiaries where all holders of the same class of securities have the same rights and receive the same benefits on a pro rata basis.

Immaterial transactions: A director's (or family member's) relationship with another company that has made payments to, or received payments from, the Company for property or services in an amount which, in the last fiscal year, does not exceed the greater of $200,000 or 5% of such other company's consolidated gross revenues for such year.

Immaterial indebtedness: A director's relationship as an executive officer, or where any member of his or her family is an executive officer, of any other company which is indebted to the Company, or to which the Company is indebted, in each case excluding normal trade debt, and the total principal amount of such indebtedness is less than the greater of $200,000 or 5% of the total consolidated assets of such other company.

Immaterial investment: A director's (or family member's) relationship with another company (1) in which Exelon or any of its consolidated subsidiaries (including any benefit plan or arrangement sponsored by Exelon or its consolidated subsidiaries), or any nuclear decommissioning trust or other segregated investment fund maintained by Exelon or its subsidiaries makes investments or places funds for investment management or (2) which underwrites or invests in securities issued by Exelon or any of its consolidated subsidiaries, all in the ordinary course of such other company's business on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Immaterial non-profit relationships: A director's relationship as a current employee or where any family member serves as executive officer of a charitable or educational organization which receives contributions from the Company or any of its consolidated subsidiaries in its most recent fiscal year of less than the greater of $200,000 or 5% of that organization's consolidated gross revenues in that year. In any other circumstances, a director's relationship with a charitable or educational organization to which the Company or any of its consolidated subsidiaries makes contributions where the aggregate contributions made by the Company or any of its consolidated subsidiaries to that organization in its most recent fiscal year were less than the greater of $1 million or 5% of that organization's consolidated gross receipts for that year.



Appendix C

Key Terms & Acronyms

ACE	Atlantic City Electric Company[1]
AIP	Annual incentive plan
ARC	Audit and Risk Committee
ASC	Accounting Standards Codification
BGE	Baltimore Gas and Electric Company[1]
CAIDI	Customer Average Interruption Duration Index
CAM	Critical Audit Matters
CBPP	Cash Balance Pension Plan
CC	Compensation Committee
CD&A	Compensation Discussion and Analysis
CGC	Corporate Governance Committee
CISS	Corporate & Information Security Services
ComEd	Commonwealth Edison Company[1]
CSI	Customer Satisfaction Index
DEI	Diversity, equity, and inclusion
DPL	Delmarva Power & Light Company[1]
E&S	Environment and social
EPS	Earnings per share
ERG	Employee resource group
ERISA	Employee Retirement Income Security Act of 1974
ESG	Environment, social and governance
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FFO	Funds from operations
GAAP	Generally accepted accounting principles
GHG	Greenhouse gases
GRI	Global Reporting Initiative
IRS	Internal Revenue Service
LTIP	Long-term incentive plan
NEO	Named executive officer
O&M	Operations and maintenance
PCAOB	Public Company Accounting Oversight Board
PECO	PECO Energy Company[1]
Pepco	Potomac Electric Power Company[1]
PEO	Principal executive officer
PHI	Pepco Holdings LLC[1]
PwC	PricewaterhouseCoopers LLP
RECF	Racial Equity Capital Fund
ROE	Return on equity
RSU	Restricted stock unit
SAIDI	System Average Interruption Duration Index
SAIFI	System Average Interruption Frequency Index
SAS	Service Annuity System
SASB	Sustainability Accounting Standards Board
SEC	Securities and Exchange Commission
SMRP	Supplemental Management Retirement Plan
SMSP	Senior Management Severance Plan
STEM	Science, technology, engineering, and mathematics
T&D	Transmission and distribution
TCFD	Task Force on Climate-Related Financial Disclosures
TSR	Total shareholder return
UTY	PHLX utility sector index
VIF	Voting instruction form
VWAP	Volume weighted average price

(1) An Exelon subsidiary company.


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